Form 20-F/A
period 2024-12-31
Webull Corp
filed 2025-12-18
CIK 1866364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, the issuer had 42,726,634 Webull Class A Ordinary Shares (as defined in the Original Filing (as defined below)) issued and outstanding and no Webull Class B Ordinary Shares (as defined in the Original Filing) issued and outstanding. After giving effect to the Business Combination (as defined in the Original Filing), the issuer had 378,463,226 Webull Class A Ordinary Shares issued and outstanding and 82,988,016 Webull Class B Ordinary Shares issued and outstanding as of the Closing Date (as defined in the Original Filing).

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

i

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Webull Corporation (the “Company”) for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on April 25, 2025 (the “Original Filing”).

The Company is filing this Amendment solely for the purpose of updating the disclosure in Item 16G of Part II of the Original Filing. In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Item 16G of Part II of the Original Filing is hereby amended and restated in its entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including new certifications by the Company’s principal executive officer and principal financial and accounting officer as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act. Except as described above or as otherwise expressly provided by the terms of this Amendment, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred subsequently to the date of the Original Filing.

ii

PART II

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We rely on the home country practice exemption available to foreign private issuers for the requirement under (a) Nasdaq Rule 5605(c)(2)(A) that the audit committee must have at least three members; (b) Nasdaq Rule 5620 that each issuer must hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end; and (c) Nasdaq Rule 5635 that shareholder approval is required prior to certain issuances of securities, including Nasdaq Rule 5635(c), pursuant to which companies listed on Nasdaq are required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” as defined under the Nasdaq rules because Mr. Anquan Wang owns all of our issued and outstanding Webull Class B Ordinary Shares, or approximately 79.30% of our total voting power as of the date of this Amendment. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may continue to rely, on certain exemptions from Nasdaq corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; and (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors. Current, we rely on all of the foregoing exemptions available to a controlled company.

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

PART III

ITEM 19. EXHIBITS

Exhibit Index

Exhibit No.	Description
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

December 18, 2025

WEBULL CORPORATION

	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

3