Form 20-F
period 2025-12-31
Webull Corp
filed 2026-04-09
CIK 1866364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the issuer had 440,715,769 Webull Class A Ordinary Shares (as defined in this Report) issued and outstanding and 83,859,005 Webull Class B Ordinary Shares (as defined in this Report) issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

“customer assets” means the sum of the fair value of all equities, ETFs, options, warrants, futures, digital assets, and cash held by customers in their Webull brokerage accounts, net of customer margin balances, as of the record date;

“DARTs” means daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period;

“equity notional volume” means the aggregate dollar value (purchase price or sale price as applicable) of trades executed over a specified period of time;

“Existing Webull Shareholders” mean the shareholders of Webull immediately prior to the consummation of the Business Combination;

“First Merger” means the merger whereby Merger Sub I merged with and into SKGR, with SKGR being the surviving company as a wholly-owned subsidiary of Webull;

“funded account” means a Webull brokerage account into which the customer has made an initial deposit or money transfer, of any amount, whose account balance (which is measured as the fair value of assets in the customer’s account less the amount due from the customer) has not dropped to or below zero dollars for 45 consecutive calendar days as of the record date;

“Initial SKGR Shareholders” means collectively, Auxo, the independent directors of SKGR immediately prior to the consummation of the Business Combination, and any of their permitted transferees;

“Mergers” means, collectively, the First Merger and the Second Merger;

“Nasdaq” means the Nasdaq Stock Market LLC;

“Purchase Agreement” means the standby equity purchase agreement, dated as of July 1, 2025, by and between Webull and YA II PN, Ltd., a Cayman Islands exempted limited company, and which termination became effective on April 6, 2026;

“quarterly churn rate” means the ratio of (i) churned accounts during the current quarter to (ii) the sum of total funded accounts at the end of the preceding quarter and new funded accounts acquired during the current quarter;

“quarterly retention rate” means one minus the quarterly churn rate;

“registered users” means those users who have registered on our platform but not necessarily have opened a brokerage account with one of our licensed broker-dealers;

“Resale Registration Statement” means the Post-Effective Amendment No. 1 to the registration statement on Form F-1 filed by Webull with the SEC (as defined below) on September 9, 2025 and declared effective by the SEC on September 11, 2025, as it may be amended or supplemented, pursuant to which Webull registered, among others, (a) the resale up to 147,445,012 Webull Class A Ordinary Shares and (b) the issuance and sale of up to 17,271,990 Webull Class A Ordinary Shares issuable upon exercise of the 17,271,990 Webull Warrants that were issued and outstanding as of the closing of the Business Combination;

“SEC” means the U.S. Securities and Exchange Commission;

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

“Webull Incentive Warrants” means, collectively, each redeemable warrant to purchase one Webull Class A Ordinary Share pursuant to the terms of the Incentive Warrant Agreement and the outstanding of which were redeemed on June 30, 2025 pursuant to the terms of the Incentive Warrant Agreement;

“Webull Ordinary Shares” means ordinary shares of Webull, par value US$0.00001 per share, consisting of Webull Class A Ordinary Shares and Webull Class B Ordinary Shares;

“Webull Private Warrants” means the warrants into which the SKGR Private Warrants converted at the effective time of the First Merger and which were otherwise identical to the Webull Public Warrants, except that, as long as they were held by Auxo, they were non-redeemable and were exercisable to purchase Webull Class A Ordinary Share on a cashless basis;

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

“Webull Securities” means collectively, the Webull Class Ordinary Shares, the Webull Private Warrants, the Webull Public Warrants and the Webull Incentive Warrants, as the context may require; and

“Webull Warrants” means, collectively, the Webull Private Warrants and the Webull Public Warrants.

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

Such forward-looking statements are based on available current market information and the current expectations of Webull including beliefs and forecasts concerning future developments and the potential effects of such developments on the Company. Factors that may impact such forward-looking statements include:

●	the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees;

●	the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions. failures, security breaches, or computer virus attacks;

●	the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices;

●	the Company’s estimates of expenses, costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service;

●	the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices;

●	the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes;

●	the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers;

●	the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users;

●	changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business;

●	risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates;

●	risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China;

v

●	the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability;

●	the risks associated with incorporating artificial intelligence (“AI”) technologies into certain of our products and processes, including potential regulatory, operational, reputational, or compliance challenges;

●	risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations;

●	the ability to meet, or continue to meet, stock exchange listing standards;

●	the possibility of adverse developments in pending or new litigation and regulatory investigations;

●	risks related to the Company’s securities and its status as a foreign private issuer and the fact that the information the Company is required to file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”) may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers;

●	risks related to the issuance, offer or resale of other securities that we previously registered on the Resale Registration Statement, such as dilution from the issuance of additional Webull Class A Ordinary Shares upon exercise of the Webull Warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur;

●	risks relating to our offering of event contracts or prediction market products in the United States, including potential changes in regulatory interpretations or enforcement priorities;

●	the volatility of cryptocurrency prices and trading volumes;

●	risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform;

●	political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; and

●	the other risks and uncertainties included in this Report under “Item 3. Key Information — D. Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the risk factors following this risk factor summary, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and price of our securities, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

Risks Relating to Our Business

●	We have a limited operating history and our historical operating and financial results are not necessarily indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

●	We incurred net losses attributable to ordinary shareholders in the past, and we may not maintain net income attributable to ordinary shareholders in the future.

●	We face risks associated with our global operations and continued global expansion.

●	We face intense competition, and we may not compete effectively.

●	Our business is heavily reliant on trading related income; if there is a sustained slowdown in securities trading, our results of operations and business prospects may be adversely affected.

●	A majority of our trading-related income is derived from payment for order flow, or PFOF.

●	We are directly and indirectly exposed to fluctuations in interest rates, and rapidly changing interest rate environments could reduce our interest related income and adversely affect our results of operations.

●	We may not be able to successfully execute our strategies and effectively manage our growth and the increasing complexity of our business.

Risks Relating to Regulations Applicable to our Industry

●	We are subject to extensive regulatory requirements in the jurisdictions where we operate.

●	The regulatory environments that we operate in are constantly evolving, which may cause us to incur substantial costs or require us to change our business practices in ways that are adverse to our business.

●	Our ability to offer event contracts is subject to the outcome of currently ongoing and potential future regulatory enforcement actions and litigation, as well as potential changes in federal or state law, that could immediately or subsequently prevent us from offering, or continuing to offer, event contracts.

●	We may be involved in regulatory investigations, actions, and settlements during our course of business.

Risks Relating to Attracting, Retaining and Engaging Customers

●	We may be unable to retain existing customers or attract new customers, or fail to offer a positive trading experience to our customers and address their needs.

●	We cannot guarantee the profitability of our customers’ investments or ensure that our customers will exercise rational judgment with respect to their investments.

Risks Relating to Our Platform, Systems and Technology

●	Our platform and internal systems rely on software and applications, many of which we are increasingly employing artificial intelligence (“AI”) to develop, that are highly technical and may contain undetected errors.

●	An increase in volume on the systems we use or other errors or events could cause them to malfunction.

●	We may experience unexpected network interruptions, security breaches, or computer virus attacks and failures in our information technology systems.

●	We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.

Risks Relating to Our Products and Services

●	Our PFOF practices may potentially create a misalignment of interest.

●	We rely on a limited number of market makers and liquidity providers to generate a large portion of our revenues. A loss of any of those market makers or liquidity providers could negatively affect our business.

Risks Relating to Cryptocurrency Products and Services

●	The prices of most cryptocurrencies are extremely volatile. Fluctuations in the price of various cryptocurrencies might cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, and we may not effectively identify, prevent or mitigate cryptocurrency market risks, any of which would adversely affect the success of our business, financial condition and results of operations.

●	Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict. Changes in these laws and regulations, or our failure to comply with them, could negatively impact cryptocurrency trading on our platforms.

Risks Relating to Cybersecurity, Data Privacy, and Intellectual Property

●	Failure to protect customer data and privacy or to prevent security breaches relating to our platform could result in economic loss, damage our reputation, deter customers from using our products and services, and expose us to legal penalties and liability.

●	Laws and regulations regarding cybersecurity and data privacy are complex and evolving.

Risks Related to Ownership of Our Securities

●	Future resales of Webull Class A Ordinary Shares issued to Webull shareholders and other significant shareholders may cause the market price of the Webull Class A Ordinary Shares to drop significantly, even if Webull’s business is doing well.

●	There can be no assurance that Webull will be able to comply with the continued listing standards of Nasdaq.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We are a “controlled company” and the interests of our controlling shareholder may conflict with ours or yours in the future.

●	If we fail to maintain effective internal control over financial reporting, we may be unable to accurately report our financial results or comply with applicable reporting requirements.

Risks Relating to Our Business

We have a limited operating history and our historical operating and financial results are not necessarily indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our digital trading platform in May 2018, and have experienced a period of significant growth since then. We expect our business expansion to continue as we further grow our customer base, increase customer engagement and explore new market opportunities. However, due to our limited operating history, our historical growth rates and past revenues may not be indicative of our future performance. There is no assurance that our growth rate will continue in future periods and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If our growth rate were to decline significantly or become negative, it could adversely affect our operating results and financial condition.

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

We incurred net losses attributable to ordinary shareholders in the past. We incurred net losses attributable to ordinary shareholders of $487.5 million and $517.8 million, for the years ended December 31, 2025 and 2024, respectively, after recognizing the effects of preferred share redemption value accretion and after recognizing the fair value of Webull Ordinary Shares and Webull Incentive Warrants issue to preferred shareholders on the Closing Date of the Business Combination Agreement. We cannot assure you that we will be able to achieve net income attributable to ordinary shareholders in the future. Any failure to increase our revenue or to manage our operating expenses could prevent us from achieving net income attributable to ordinary shareholders. Our ability to generate net income will depend on factors such as growth of our customer base, our ability to engage and monetize our customers, our ability to expand globally, optimization of our operating expenses, and macroenvironment and conditions. There can be no assurance that we will be able to generate net income consistently.

We face risks associated with our global operations and continued global expansion.

We have businesses in diverse global markets and are subject to risks associated with doing business across the globe and in differing economic and regulatory environments. Our business, financial condition, and results of operations may be influenced to a significant degree by macroeconomic and social conditions globally and in our markets. A general slowdown or volatility in the global economy and related risks, including a recession, inflation, or a tightening of capital markets, could adversely affect our business, financial condition, and results of operations. Changes in retail investors’ behavior due to adverse economic conditions may also adversely impact us as such developments could lead to a decrease in trading volume and reduction in demand for our products and services, which may adversely affect our business, financial condition, results of operations, or competitive position.

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

The market for digital trading and investing services is rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We face competition from traditional retail brokerage firms and digital trading platforms in the various markets where we operate our businesses. In an effort to satisfy the demands of investors for next-generation electronic trading systems, universal access to markets, smart routing, better trading tools, and lower financing rates, our competitors have embarked upon building such systems and service enhancements.

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

We derived a significant percentage of our revenues via payments from our market makers and liquidity providers, a practice known as payment for order flow, or PFOF. Revenue generated from equity and option order flow income amounted to $304.1 million and $197.1 million for the years ended December 31, 2025 and 2024, representing 53.3% and 50.5% of our total revenues during the same period, respectively.

The practice of PFOF has drawn heightened scrutiny from the U.S. Congress, the SEC, state regulators and other regulatory and legislative authorities. For example, regulators have brought enforcement actions against a similarly situated broker-dealer for matters relating to its receipt of PFOF, which resulted in material fines and censures. We cannot assure you that lawmakers and regulators will not bring a similar action against us or impose restrictions on the practice of PFOF in the future, including, but not limited to, requirements to provide additional disclosure on best execution, or impose maximum payment rates and limitations on trading volume applicable to PFOF or ban the practice entirely. For example, in December 2022, the SEC proposed four separate equity market structure rules related to (i) best execution; (ii) order competition, including requiring certain retail equity orders to be exposed in auctions before being internalized; (iii) order execution disclosure; and (iv) order tick size and fee caps. Although these proposed rules related to market structure design do not outright ban PFOF, they introduce new requirements around “conflicted transactions,” and if adopted as proposed, they would have the indirect effect of making PFOF more difficult or impossible to earn and compressing the revenues we could theoretically earn. Any new or heightened PFOF regulation, including the above-mentioned proposed rules if adopted as proposed, could have a material and adverse effect on our business operations and we may experience pressure and disruption to our current business operations. In addition, as a broker-dealer facilitating the trading of national market system stocks, we are subject to the disclosure obligations of Rules 605 and 606 of Regulation NMS, which were adopted in 2000 to help the public compare and evaluate execution quality at different market centers. In March 2024, Rule 605 was amended to increase the disclosure obligations of brokerages subject to Rule 605. Compliance with these amendments may require us to make additional disclosures about our execution practices, some of which could cause certain of our customers or potential customers to not use our investing platform. We may incur significant compliance costs in an effort to comply with any such laws and regulations. Because some of our competitors either do not engage in PFOF or derive a lower percentage of their revenues from PFOF than we do, any such heightened regulation or a ban of PFOF could have an outsized impact on our results of operations. Furthermore, depending on the nature of any new requirements, heightened regulation could also increase our risk of potential regulatory violations and civil litigation, which could result in fines or other penalties, as well as negative publicity.

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

From time to time, we may implement new lines of business or offer new services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. For example, during the second quarter of 2023 we began offering investment advisory services through Webull Advisors LLC; during the first quarter of 2024 we began offering futures products through Webull Financial LLC; during the third quarter of 2025, we began reintroducing cryptocurrency trading to the Webull App for users in the United States, Brazil and Australia; and during 2025 we began offering eligible customers in the United States access to event-based prediction markets through a third-party platform. Each of these initiatives expose us to new rules and regulations relevant to that new line of business. We may also invest significant time and resources in developing and marketing other new lines of business and/or new services. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors such as compliance with regulations, competition, and shifting market preferences may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas, and we may fail to effectively integrate new services into our existing operation. We may also lack experience in managing new lines of business or new services. In addition, we may be unable to proceed with our operation as planned or compete effectively due to different competitive landscapes in these new areas. Furthermore, any new line of business and/or new service could place significant challenges on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations, and financial condition.

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

The U.S. Congress and various executive agencies, including the Department of Commerce and the Department of War, have become increasingly concerned about companies with connections to China, and continued inquiries and investigations relating to concerns about our connections to China may materially and adversely affect our business, financial condition, and results of operations.

The U.S. Government has in recent years taken several measures directed at companies with connections to the People’s Republic of China. For example:

●	the Holding Foreign Companies Accountable Act, which was passed in 2020, requires foreign companies listed on U.S. stock exchanges to comply with U.S. auditing standards. Companies that fail to allow the Public Company Accounting Oversight Board, or PCAOB, to inspect their audits for three consecutive years face delisting, and on December 16, 2021, the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, though it vacated that determination one year later;

●	in February 2024, then U.S. President Biden issued Executive Order 14117, calling for the Department of Justice, or DOJ, to promulgate regulations to prevent the large-scale transfer of sensitive personal data and U.S. Government-related data to “countries of concern,” including China. The DOJ issued a final rule implementing this executive order, which became effective on April 8, 2025;

●	in April 2024, the Protecting Americans from Foreign Adversary Controlled Applications Act became law, prohibiting the distribution, maintenance, or provision of internet hosting services for social media companies that are controlled by, among others, a foreign adversary (which is defined to include China) and has been determined by the President to present a significant threat to national security;

●	in October 2024, the U.S. Commerce Department introduced a new export license regime restricting the sale of advanced AI chips to China;

●	in January 2025, the U.S. Department of War added several prominent Chinese companies to its list of “Chinese military companies,” alleging such companies have ties to China’s military; and

●	beginning in April 2025, members of Congress as well as senior members of the Trump administration have mentioned potentially delisting companies with connections to China as a tactic that could be deployed in a trade war with China.

We believe that we do not fall within the scope of these or other laws, rules, or regulations targeting companies with connections to China. This view is based primarily on the facts that (1) we are regulated as broker-dealers in 12 major markets globally; (2) our principal business operations are based in the U.S.; (3) of the six members of our current board of directors and senior management teams, five are U.S. citizens and based in the U.S. (namely Messrs. Denier, H.C. Wang, James, Houlihan, and Bishop); (4) our auditor, KPMG LLP, is based in the U.S.; (5) all of the personally identifiable information of the customers of Webull Financial, our U.S. broker-dealer, is stored in servers located in the United States and cannot be transmitted outside of the United States or accessed by our non-U.S. employees without permission and oversight from our U.S. personnel; and (6) our operations in mainland China are limited to research and development and technical support functions. However, our founder and chief executive officer, Mr. Anquan Wang, is a citizen of the People’s Republic of China, beneficially owns 16.4% of the outstanding Webull Ordinary Shares (including all of the outstanding Webull Class B Ordinary Shares), representing 79.2% of Webull’s total voting power as of March 31, 2026. Mr. Anquan Wang also has beneficial ownership over 2,301,374 Webull Class A Ordinary Shares held of record by Webull Partners Limited (our share-award platform entity for certain of our employees, officers and directors) and may exercise voting rights with respect to 10,058,435 Webull Class A Ordinary Shares, subject to the satisfaction of certain conditions under the Proxy Agreement (as defined below) as of December 31, 2025. In addition, our mainland China subsidiary, Hunan Weibu Information Technology Co., Ltd., employs 863 employees, representing 62% of our employees as of December 31, 2025, and is subject to the jurisdiction of the People’s Republic of China. We cannot be certain that future laws, rules, or regulations will not be drafted in a way that brings us within their scope and that such laws will not materially and adversely affect our business, financial condition, and results of operations.

We have also been the subject of inquiries and investigations from various government bodies in the United States relating to concerns about our connections to China. For example, in April 2024, the attorneys general from 14 different U.S. states posted a letter on a social media platform in which they raised concerns about our treatment of the sensitive personal and financial data and alleged that such data could potentially be exposed to the Chinese Communist Party. Further, on December 5, 2024, the Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party of the U.S. House of Representatives (the “Select Committee”) delivered a letter to the chief executive officer of Webull Financial requesting information concerning the relationship between Webull Financial and our operations in China, and the security of sensitive customer data. We believe the claims and allegations in both letters were largely based on outdated and inaccurate information about us, and we are cooperating with both the state attorneys general and the Select Committee to address the concerns raised in their respective letters. Although we have not received further requests from either the state attorneys general or the Select Committee in more than one year, we cannot be certain that either of them or another investigatory body will not make further accusations or inquiries and that we will be able to resolve all of their concerns and that the result of such inquiries will not lead to further action on their part, any of which may materially and adversely affect our business, financial condition, and results of operations.

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

We may make investments from time to time in technologies, facilities, equipment, hardware, software, and other projects to remain competitive. If we are not able to achieve or maintain positive cash flow from operations, our business may be adversely impacted and we may require additional financing. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. In addition, our financing activities may also have a dilutive effect on our shareholders. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of business opportunities, develop or enhance our infrastructure, or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted or the newly issued securities may have rights, preferences, or privileges senior to those of existing shareholders. The dilution created by the potential exercise of the Webull Warrants, as well as the fact that we have registered for resale with the Resale Registration Statement a significant number of Webull Ordinary Shares that are held by the Webull Existing Shareholders, our founder, the Initial SKGR Shareholders and certain investors party to Non-Redemption Agreement and Additional Non-Redemption Agreements may make it more difficult for us to raise additional financing through the sale of equity securities at a price that management deems appropriate. For more information, also see “— Risks Relating to Ownership of Securities of Webull — Future resales of Webull Class A Ordinary Shares issued to Webull shareholders and other significant shareholders may cause the market price of the Webull Class A Ordinary Shares to drop significantly, even if Webull’s business is doing well.” For more information on the potential exercise of our warrants, please see “— Risks Relating to Ownership of Securities of Webull — Webull Warrants are currently exercisable for Webull Class A Ordinary Shares, which increases the number of Webull shares eligible for future resale in the public market and may result in dilution to Webull shareholders.”

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

Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics globally. Our results of operations could be adversely affected to the extent that an outbreak has any negative impact on the global economy in general and the global mobile internet and online brokerage industry in particular.

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

Our ability to offer event contracts is subject to the outcome of currently ongoing and potential future regulatory enforcement actions and litigation, as well as potential changes in federal or state law, that could immediately or subsequently prevent us from offering, or continuing to offer, event contracts.

Webull Financial facilitates trading of event contracts offered on KalshiEX LLC’s (“Kalshi”) event contract exchange. Event contracts, whether offered by Kalshi or others, have drawn scrutiny from federal and state regulators and resulted in litigation that we are party to as well as litigation against other companies that offer event contracts. In particular:

●	On April 8, 2025, a federal district court in Nevada issued a preliminary injunction in KalshiEx, LLC v. Hendrick, et al. preventing the Nevada Gaming Commission and Nevada Gaming Control Board from enforcing applicable Nevada state laws and pursuing civil or criminal liability against KalshiEx for offering sports-related event contracts because the Commodity Exchange Act (“CEA”) grants the Commodity Futures Trading Commission (“CFTC”) exclusive jurisdiction over event contracts that are traded or executed on a designated contract market and the CFTC has approved (or at least has not disapproved) the contracts. Kalshi has since filed for similar injunctive relief in New Jersey, Maryland, Ohio, New York, Connecticut, and Tennessee. On April 28, 2025, the federal district court in the New Jersey lawsuit, KalshiEx LLC v. Flaherty, et al., issued a preliminary injunction against the New Jersey gaming regulators concluding that Kalshi has demonstrated a reasonable chance of prevailing on its preemption arguments. The New Jersey gaming regulators have appealed this decision to the Third Circuit Court of Appeals, which heard oral argument in September 2025. The U.S. District Court for the District of Maryland denied Kalshi’s motion for injunctive relief and Kalshi has appealed this decision to the Fourth Circuit Court of Appeals. Kalshi has also been sued by the Massachusetts Attorney General in Massachusetts state court, seeking to enforce Massachusetts state gaming laws. On February 6, 2026, the Massachusetts state court entered a preliminary injunction against Kalshi, which would bar Kalshi from offering sports event contracts to persons located in Massachusetts, and Kalshi has noticed its appeal from this decision.

●	On October 14, 2025, the U.S. District Court for the District of Nevada denied motions by North American Derivatives Exchange, Inc. (“Crypto.com”) for a judgment on the pleadings and a preliminary injunction because the Court found Crypto.com’s event contract offerings which turn on the outcome of live events, such as sports-related event contracts, as opposed to the “occurrence, nonoccurrence, or the extent of the occurrence of an event,” are not “swaps” falling within the CFTC’s exclusive jurisdiction. The district court found that Crypto.com was unlikely to prevail on its argument that the CFTC has exclusive jurisdiction over its sports-related event contracts.

●	On March 17, 2026, the Arizona Attorney General filed criminal charges against Kalshi alleging that Kalshi operated an illegal gambling business in Arizona without a license and engaged in prohibited election wagering. On March 27, 2026, the Washington Attorney General filed a civil lawsuit against Kalshi alleging that it is operating illegal online gambling in Washington. In addition, on March 20, 2026, a Nevada state court entered a temporary restraining order temporarily barring Kalshi from offering certain event contracts in Nevada without applicable state gaming licenses.

●	We are also subject to and have been named as a defendant in lawsuits by private plaintiffs alleging statutory violations, including that our sports event contracts constitute illegal sports betting, and seeking, among other things, damages (including under “statute of Anne” laws providing for triple damages) and injunctive relief.

The outcome of these cases or new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement in this space could immediately or subsequently prevent us from offering, or continuing to offer, access to some or all types of event contracts in the future, including in specific states. In particular, additional federal or state courts, including appellate courts, may conclude that state laws attempting to prevent the trading of CFTC-regulated sports-related event contracts are not preempted by the CEA, or that outcome based event contracts are not “swaps” falling within the jurisdiction of the CFTC, which would likely require us to cease offering certain event contracts in one or more states (or across all jurisdictions in which we operate) and could lead to adverse litigation and regulatory actions against us for doing so. Any such decision could also result in us becoming subject to various new state-specific regulations relating to or implicating other event contracts, which would further limit our ability to offer access to event contracts within such state(s). Changes in CFTC or other regulatory policy that seek to ban or more heavily regulate event contracts, particularly event contracts that we offer such as those related to sporting events, could also require us to cease offering event contracts or materially impact our ability to offer event contracts and we may be required to cease offering such contracts in one or more jurisdictions in which we operate either immediately or with minimal advanced notice to customers. The regulatory framework governing event contracts and similar products remains uncertain and subject to change. The CFTC or other federal or state regulators may in the future adopt rules, issue guidance, or take enforcement actions that restrict, prohibit, or otherwise materially limit our ability to offer certain event contracts or similar products in one or more jurisdictions in which we operate. Regulatory authorities could also take broader or more expansive actions with respect to these or other event-based products without advance notice. If our ability to offer event contracts (either entirely or in certain categories) in one or more jurisdictions is limited or prohibited, our brand perception may suffer, we may be unable to retain customers, and we may incur significant costs in responding to regulatory actions or attempting to continue offering such products. Any of these outcomes could adversely affect our business, financial condition, and results of operations.

We may be involved in regulatory investigations, actions, and settlements during our course of business.

We operate in a highly regulated industry, and scrutiny of our industry is expected to increase the regulatory risks applicable to us and make compliance with the applicable laws, rules, and regulations more challenging. Furthermore, laws regulating financial services, the internet, mobile technologies, and related technologies among various markets may impose different, more specific, or even conflicting obligations on us, as well as broader liability. There have been a number of legal and regulatory examinations and investigations conducted by the SEC, FINRA, other federal or state regulatory agencies, as well as non-U.S. regulatory bodies, arising out of certain business practices and the operations of other market players in our industry, which have led to lawsuits, arbitration claims, and enforcement proceedings, as well as other actions and claims, and resulted in injunctions, fines, penalties, and monetary settlements.

We are subject to routine regulatory oversight, examinations, and inquiries by regulatory authorities as part of the ordinary course of our business. These have in some instances led to, and might in the future lead to, enforcement proceedings, lawsuits, arbitration claims, as well as other actions and claims, resulting in injunctions, fines, penalties, and monetary settlements. For example, in 2022 FINRA informed Webull Financial that it had found instances of alleged non-compliance relating to its option trading approval process and our handling of customer complaints. Specifically, FINRA alleged that beginning at the time Webull Financial first offered options trading in December 2019 through July 2021, Webull Financial did not exercise reasonable due diligence before approving customers to trade options as flaws in its automated, electronic system to approve or disapprove customer accounts for options trading — and Webull Financial’s inadequate supervision of the system — resulted in customers being approved for options trading authority who did not satisfy its eligibility criteria or whose accounts contained red flags that options trading might not be appropriate for them. FINRA also claimed that from May 2018 through December 2021, Webull Financial’s supervisory system, including its written supervisory procedures, was not reasonably designed to identify and respond to customer complaints. Finally, FINRA alleged that from December 2019 through March 2021, Webull Financial did not maintain and keep current an options complaint log. As a result, in February 2023, we signed a letter of acceptance, waiver, and consent and paid a $3 million fine. In addition, in 2022 the Massachusetts Securities Division, or MSD, began examining Webull Financial for allegations that it did not dedicate sufficient resources to compliance, leading Webull Financial to eventually settle with the MSD for $500,000. Further, the SEC found that from October 2018 through December 2022 Webull Financial filed deficient suspicious activity reports, or SARs, with the U.S. Department of the Treasury’s Financial Crimes Enforcement Network, in that the SARs failed to include all of the required details of the reported suspicious transactions that Webull Financial knew or should have known in the narrative of the SARs. Webull Financial agreed to cease and desist the filing of deficient SARs and paid a fine of $125,000. In addition, in 2025, Webull Financial entered into a Letter of Acceptance, Waiver and Consent with FINRA pursuant to which FINRA found that, for certain periods between January 2019 and December 2022, Webull Financial did not adequately supervise and retain certain social media communications by third-party promoters, did not properly deliver and maintain records regarding Form CRS, did not comply with Rule 603(c) of Regulation NMS, and did not properly administer certain controls relating to the entry of erroneous orders. Webull Financial was censured and paid a $1.6 million fine.

There can be no assurance that we will not be subject to any material regulatory investigations, actions, or settlements in the future. These proceedings, inquiries, examinations, investigations, and other regulatory matters might subject us to fines, penalties, and monetary settlements, harm our reputation and brand, require substantial management attention, result in additional compliance requirements, result in certain of our subsidiaries having their regulatory licenses or ability to conduct business in some jurisdictions (which could, among other things, result in statutory disqualification by FINRA and the SEC) suspended or revoked, increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, require changes to our products and services, require changes in personnel or management, delay planned product or service launches or development, limit our ability to acquire other complementary businesses and technologies, or lead to the suspension or expulsion of our broker-dealer or other regulated subsidiaries or their officers or employees.

We may not be able to obtain or maintain all necessary licenses, permits, and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions.

The securities and derivatives business is heavily regulated, and requires certain regulatory licenses, permits, filings, and approvals to conduct and develop business. We currently hold twelve broker-dealer licenses, approvals or registrations across North America, Asia Pacific, Europe, and Africa, and are in the process of securing additional licenses in Latin America. For a detailed description of the licenses obtained for our business, see “Item 4. Key Information. B. Business Overview — Risk Management — Our Licenses and Applicable Jurisdictions.”

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

As we provide services in markets that are characterized by rapid technological change, evolving industry standards, frequent new product and service introductions, and increasing demand for higher levels of customer experience, we seek to stay abreast of the needs and preferences of our customers to serve their evolving trading needs and investment demands and keep up with any technological innovations and developments. We believe our ability to anticipate and identify the evolving needs of our users and customers and develop and introduce new service offerings to address such needs will be a significant factor in maintaining or improving our competitive position and prospects for growth. We may also have to incur substantial unanticipated costs to develop and deliver these service offerings, and we cannot assure you that we can obtain financing to cover such expenditure. See “— Risks Relating to Our Business — We may not be able to obtain additional capital when desired, on favorable terms or at all.” Our success will also depend on our ability to develop and introduce new services and enhance existing services for our users and customers in a timely manner. Even if we introduce new and enhanced services to the market, they may not achieve market acceptance.

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

From time to time, we have been, and may in the future be, subject to claims and disputes with our customers with respect to our products and services, such as regarding the execution and settlement of trades, fraudulent or unauthorized transactions, account takeovers, deposits and withdrawals of assets, failures or malfunctions of our systems and services, or other issues relating to our products services. Additionally, the ingenuity of criminal fraudsters, combined with many consumers’ susceptibility to fraud, may cause our customers to be subject to ongoing unauthorized account access and identity fraud issues. While we have taken measures to detect and reduce the risk of fraud, there is no guarantee that they will be successful and, in any case, they require continuous improvement and optimization to be effective. There can be no guarantee that we will be successful in preventing and resolving these disputes or defending ourselves in any of these matters, and any failure may result in impaired relationships with our customers, damage to our brand and reputation, and substantial fines and damages. In some cases, the measures we have implemented to detect and deter fraud have led to poor customer experiences, including indefinite account inaccessibility for some of our customers, which increases our customer support costs and can compound damages. We have in the past and could in the future incur significant costs in compensating our customers, such as if a transaction was unauthorized, erroneous, or fraudulent. We could also incur significant legal expenses resolving and defending claims, even those without merit. To the extent we are found to have failed to fulfill our regulatory obligations, we could also lose our authorizations or licenses or become subject to conditions that could make future operations more costly, impair our ability to grow, and adversely impact our operating results. We may in the future become subject to investigation and enforcement action by state, federal, and international consumer protection agencies, which monitor customer complaints against us and, from time to time, escalate matters for investigation and potential enforcement against us.

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

Risks Relating to Our Platform, Systems and Technology

Our platform and internal systems rely on software and applications, many of which we are increasingly employing AI to develop, that are highly technical and may contain undetected errors.

Our platform and internal systems rely on software and applications, most of which we have developed internally, that are highly technical and complex. In addition, our platform and internal systems depend on the ability of the software and applications to store, retrieve, process, and manage immense amounts of data. The software and applications on which we rely have contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Driven by the evolvement of our product and service offerings, our platform, internal systems, and software and applications are becoming more and more complex and the possibility of having undetected errors or bugs may increase as a result, which in turn may expose us to greater uncertainties and risks and make higher demands for our technical capabilities. Errors or other design defects within the software and applications on which we rely may result in a negative experience for users and customers, delay the introduction of new features or enhancements, result in trade execution errors, or compromise our ability to protect customer data or our intellectual property. Any errors, bugs or defects discovered in the software and applications on which we rely could result in harm to our reputation, loss of users or financial service providers, significant expenses, or liability for damages, any of which could adversely affect our business, results of operations, and financial condition.

We also increasingly use AI tools, including third-party large language models, to assist in drafting, reviewing, and generating software code for our platform and internal systems. While these tools aim to improve development speed and efficiency, AI-generated code may contain errors, security vulnerabilities, performance issues, or logical flaws that evade our review and testing processes, potentially causing product failures, service disruptions, data breaches, customer loss, or liability claims. Further, the training data used by these AI models may include copyrighted or proprietary code, creating the risk that generated outputs reproduce protected intellectual property. This could expose us to infringement claims, licensing demands, injunctions, or the need for costly code redesign, and may complicate enforcement of our own intellectual property rights. Reliance on third-party AI providers whose models, availability, pricing, or terms may change unexpectedly, potentially delaying releases, increasing costs, or forcing disruptive transitions to alternative providers. Over-reliance on AI may also reduce engineering expertise, heighten vulnerability to adversarial attacks, or place us at a competitive disadvantage relative to peers with more effective or reliable AI capabilities. Any of these risks, alone or in combination, could materially impair our ability to develop, deliver, and support high-quality software in a timely and cost-effective manner.

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

We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.

Integrating AI into our products and processes offers promising opportunities but also presents risks that require careful management. Currently, we apply AI technologies, including machine learning, in certain areas, such as enhancing in-app support efficiency, fraud detection and personalization features such as our newsfeed, and through our Vega AI features, which provide contextual market and portfolio insights, analytics, alerts, and other informational tools designed to enhance the customer experience. However, we plan to expand AI’s use across more facets of our business. While these developments can strengthen our competitive edge, they also introduce a range of business, compliance, and reputational risks that could negatively affect our operations. The rapid evolution and expected adoption of AI technology, especially in the fintech industry, means we must constantly update our systems to stay competitive. If we cannot keep pace with these advancements, we risk losing market share and having a negative impact on our business performance.

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

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. Furthermore, external content providers provide us with financial information, market news, charts, option and stock quotes, and other fundamental data that we offer to our customers and users. Particularly, we have contracted with a number of major financial market data providers to allow our customers to access real-time market information data which is essential for our customers to make their investment decisions and take actions. These service providers face technical, operational, and security risks of their own. These external service providers may be subject to financial, legal, regulatory, and labor issues, cybersecurity incidents, break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, privacy breaches, service terminations, disruptions, interruptions, and other misconduct. They are also vulnerable to damage or interruption from human error, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, pandemics, and similar events. Any significant failures by them, including improper use or disclosure of our confidential customer, employee, or company information, could interrupt our business, cause us to incur losses and harm our reputation. Any failure of such information providers to update or deliver the data in a timely and accurate manner as provided in our agreements with them could lead to potential losses for our customers, which would in turn affect our business operations and reputation.

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

We embed social media tools and user-generated content into our platform to create an active community of investors, companies, analysts, the media, and opinion leaders, also known as our Webull Community. Our Webull Community complements the investing tools, education, market data, and research we provide and drives customer education, engagement, and retention. In addition, we provide certain AI-enabled features on our platform, including AI-generated news summaries, insights, analytics, and other informational content. Because we may not have timely or sufficient control over the activities conducted within our Webull Community, or over the outputs generated by AI-enabled features, our platform may be misused by others to engage in illegal or inappropriate activities, or other activities that require permits, licenses or approval from governmental authorities. AI-generated content, including news summaries or other informational outputs, may contain inaccuracies, incomplete information, biased content, or other errors that could misinform users. If users rely on such content and suffer losses or other harm, we could face reputational damage, customer dissatisfaction, regulatory scrutiny, or potential claims. If any illegal, inappropriate or unauthorized activities are found on or linked to our platform, or if AI-generated content is alleged to be misleading, infringing, or otherwise non-compliant with applicable laws or regulations, we as the service provider may be held liable for such activities under applicable laws and regulations. The government may impose other legal sanctions against us, including, in serious cases, suspending our Webull Community platform or revoking the licenses needed to operate our platform. For additional risks relating to our development and use of AI technologies, see “— Risks Relating to Attracting, Retaining and Engaging Customers — We are incorporating AI technologies into some of our products and processes. These technologies may present business, compliance, and reputational risks.”

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

We have been subject to examinations by regulatory authorities, including the SEC, regarding our best execution practices with respect to whether we had conducted a regular and rigorous review of our execution quality to ensure we had fulfilled our duty to seek best execution. Such investigations did not result in any material fines or penalties borne by us. However, there can be no assurance that we will not face additional investigations in the future and we cannot guarantee that we will not face fines or penalties in the future in connection with allegations about our best execution practices. If we fail to manage such potential misalignment of interests, our duty to provide best execution and execution quality may be impaired and we may be subject to scrutiny and penalties by regulatory authorities, which may materially and adversely affect our business prospects, financial position and results of operations.

We rely on a limited number of market makers and liquidity providers to generate a large portion of our revenues. A loss of any of those market makers or liquidity providers could negatively affect our business.

We rely on a limited number of wholesale market makers and liquidity providers to generate a large portion of our revenues. For the years ended December 2025 and 2024, 13.2% and 18.5% of our consolidated revenue was from our top market maker and liquidity provider, respectively. See “Item 4. Information on the Company — B. Business Overview — Investing through the Webull Platform” for additional information.

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

We currently rely on Apex Clearing Corporation, or Apex Clearing, to clear and settle all stock and securities trades in the United States and to custody customer securities; however, following our transition to an omnibus clearing model completed in October 2025, customer funds are now deposited with and carried directly by Webull rather than held at Apex Clearing. Apex Clearing is indirectly owned by PEAK6 Investments LLC, which also owns 100% of the equity interests in PEAK6 Group LLC, which is a minority shareholder of Webull Corporation. Our agreements with Apex Clearing are non-exclusive and do not prohibit it from working with our competitors or from offering competing services. Apex Clearing currently provides execution and clearing services for other online brokerage platforms and other alternative brokers, and it could decide to offer better terms to our competitors. In addition, our clearing partner may not perform as expected under our agreements for a variety of reasons, including commercial decisions made at their own discretion, or they may be unable to accommodate our projected growth in customer base, trading volume, and technological upgrades. We cannot assure you that trading will be available or processed at all times during market hours. For example, on January 28, 2021, we had to halt purchases of stocks of GameStop, AMC, and Koss Corporation on our platform for approximately one and a half hours because Apex Clearing halted purchases of these stocks on their end. Some customers claimed that they suffered significant economic loss because of the halt and brought class action lawsuits against us. There can be no assurance that similar incidents will not happen again. Also, the ability of Apex Clearing to manage and accurately safeguard the funds and securities deposited in the Webull brokerage accounts requires a high level of internal controls. In the event our clearing partner fails to perform as expected, our business operations and reputation may be materially and adversely affected. We may in the future have disagreements or disputes with our clearing partner, which could negatively impact our working relationship with it and in turn adversely impact our business operations.

Additionally, the growth and success of our margin financing business depends on the availability of adequate funding to meet customer demand for loans on our platform. Prior to October 2025, under our fully disclosed model, customer margin loan balances were generally funded by cash balances held across our customer base, within regulatory allowed limits. We earned margin interest at rates we established for our customers, less a 10 basis point fee paid to Apex Clearing Corporation. In October 2025, we completed the migration of our U.S. margin brokerage accounts to an omnibus clearing structure. Following this transition, we manage the funding of customer margin loan balances directly, including through the use of cash balances held across our customer base, our own capital, credit facilities and other external funding sources, and, to a lesser extent, through our clearing partner. As a result, our dependence on our clearing partner for margin financing has decreased compared to the fully disclosed model. However, to the extent that available funding from customer cash balances held across our customer base, our own resources, credit facilities or other funding sources is insufficient, the funds available for our margin financing business could be limited, which may adversely affect our ability to meet customer demand. If we are unable to maintain access to adequate funding on reasonable terms, we may not be able to continue to offer or expand our margin financing services.

In addition to margin fees that we earned from our clearing partner with respect to our fully disclosed brokerage accounts during a substantial portion of 2025, we received a portion of the interest income that our clearing partner earns on the uninvested cash balances of our fully disclosed brokerage accounts and receive a portion of the fully paid lending fees our clearing partner earns on our brokerage accounts that participate in our clearing partner’s fully paid stock lending program. If we cannot continue to maintain our relationship with our clearing partner, our interest related income could be negatively impacted. For the years ended December 31, 2025 and 2024, 8.6% and 16.2% of our total revenues were attributable to payments from our clearing partner for interest related income, respectively.

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

Our margin financing services will expose us to credit risks if our customers fail to perform contractual obligations or if the value of collateral held to secure the obligations is inadequate. During 2025, we provided margin financing services to a significant portion our fully disclosed margin brokerage account customers in the United States through Apex Clearing, our clearing partner, who provided the funding for these services. In October 2025, we completed the migration of our U.S. margin brokerage accounts from a fully disclosed basis to an omnibus basis with our clearing partner. Following the completion of this migration, margin financing for omnibus accounts may be funded directly by us, including through other funding sources, and may also be funded through Apex Clearing. Pursuant to our agreement with Apex Clearing, we indemnify and hold them harmless from certain losses, liabilities, or claims resulting from any failure of the customers to make payments upon demand, which exposes us to off-balance sheet risk of credit to the extent Apex Clearing funds such margin financing services. To the extent margin financing is funded directly by us, we are directly exposed to the risk that our customers fail to satisfy their obligations or if the value of collateral held to secure those obligations is inadequate.

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

We have adopted comprehensive internal policies and procedures designed to manage the credit risks associated with our margin financing services. For details of such policies and procedures, see “Item 4. Information on the Company — B. Business Overview — Risk Management — Margin Financing Risks.” However, there can be no assurance that our internal policies and procedures will timely and effectively mitigate our exposure to credit risks or prevent us from incurring loss in this regard. See “— Risks Relating to Our Products and Services — Our compliance and risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risks.” If we fail to address these challenges and risks, our margin financing services may not develop as expected and our business prospects, results of operations, and financial condition may be adversely affected.

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

We provide a variety of market insights and analytical tools on our platform. While we do not consider such market information or tools to constitute investment advice or an investment recommendation, we cannot guarantee that such services could not be construed as constituting investment advice or recommendations by customers or regulatory agencies. If we are deemed to be providing investment advice, we will be subject to additional risks and challenges, including those arising from how we disclose and address possible conflicts of interest, inadequate due diligence, inadequate disclosure, human error, and fraud. Regulations such as the SEC’s Regulation Best Interest and certain state broker-dealer regulations, will impose heightened conduct standards and requirements if we are deemed to provide recommendations to retail investors. In addition, various states are considering potential regulations or have already adopted certain regulations that could impose additional standards of conduct or other obligations on us if we provide investment advice or recommendations to our customers. Furthermore, we could be subject to investigations by regulatory agencies if our services are construed as constituting investment advice or recommendations. To the extent that the services we provide are construed or alleged to constitute investment advice or recommendations and we fail to satisfy regulatory requirements, fail to know our customers, improperly advise our customers, or if the risks associated with advisory services otherwise materialize, we could be found liable for losses suffered by those customers, or could be subject to regulatory fines, penalties, and other actions such as business limitations, any of which could harm our reputation and business.

Risks Relating to Our Cryptocurrency Products and Services

 The prices of most cryptocurrencies are extremely volatile. Fluctuations in the price of various cryptocurrencies might cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, and we may not effectively identify, prevent or mitigate cryptocurrency market risks, any of which would adversely affect the success of our business, financial condition and results of operations.

The prices of most cryptocurrencies are based in part on market adoption and future expectations, which might or might not be realized. As a result, the prices of cryptocurrencies are highly speculative. The prices of cryptocurrencies have been subject to dramatic fluctuations, which have impacted, and will continue to impact, our trading volumes and operating results and might adversely impact our growth strategy and business. Several factors could affect a cryptocurrency’s price, including, but not limited to:

●	Global cryptocurrency supply, including various alternative currencies which exist, and global cryptocurrency demand, which can be influenced by the growth or decline of retail merchants’ and commercial businesses’ acceptance of cryptocurrencies as payment for goods and services, the security of online cryptocurrency exchanges and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure, and regulatory restrictions on their use.

●	Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks have occurred and are likely to occur again in the future and could result in a sustained decline in the market price of cryptocurrencies.

●	Changes in the rights, obligations, incentives, or rewards for the various participants in a blockchain network.

●	The maintenance and development of the software protocol of cryptocurrencies.

●	Cryptocurrency exchanges’ deposit and withdrawal policies and practices, liquidity on such exchanges and interruptions in service from or failures of such exchanges.

●	Regulatory measures, if any, that affect the use and value of cryptocurrencies or regulatory or judicial assertions or determinations that certain cryptocurrencies are securities.

●	Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.

●	Actual or perceived manipulation of the markets for cryptocurrencies.

●	Actual or perceived connections between cryptocurrencies (and related activities such as mining) and adverse environmental effects or illegal activities.

●	Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.

●	Expectations with respect to the rate of inflation in the economy, monetary policies of governments, trade restrictions, and currency devaluations and revaluations.

Cryptocurrency laws, regulations, and accounting standards are often difficult to interpret and are rapidly evolving in ways that are difficult to predict. Changes in these laws and regulations, or our failure to comply with them, could negatively impact cryptocurrency trading on our platforms.

Domestic and foreign regulators and governments are increasingly focused on the regulation of cryptocurrencies. In the United States, cryptocurrencies are regulated by both federal and state authorities, depending on the context of their usage. In addition, certain states have adopted, and others may adopt, new licensing or similar regimes applicable to digital asset business activity (including regimes that can impose requirements relating to recordkeeping, disclosures, cybersecurity, customer protection, and anti-fraud and AML compliance). We may be required to obtain additional licenses or approvals (or rely on appropriately licensed third parties) in one or more jurisdictions in order to maintain or expand cryptocurrency trading on our platforms, and there can be no assurance that we will be able to do so in a timely manner or at all. Cryptocurrency market disruptions and resulting governmental interventions are unpredictable, and might make cryptocurrencies, or certain cryptocurrency business activities, illegal altogether. As regulation of cryptocurrencies continues to evolve, there is a substantial risk of inconsistent regulatory guidance among federal and state agencies and among state governments which, along with potential accounting and tax issues or other requirements relating to cryptocurrencies, could impede the growth of our cryptocurrency operations. The current presidential administration and control of Congress in the U.S. also present considerable uncertainty as to future cryptocurrency regulations. Additionally, regulation in response to the climate impact of cryptocurrency mining could negatively impact cryptocurrency trading on our platforms.

The cryptocurrency accounting rules and regulations that we must comply with are complex and subject to interpretation by the FASB, the SEC, and various bodies formed to promulgate and interpret accounting principles. A change in these rules and regulations or interpretations could have a significant effect on our reported financial results and financial position, and could even affect the reporting of transactions completed before the announcement or effectiveness of a change. Further, there are a limited number of precedents for the financial accounting treatment of cryptocurrency assets (including related issues of valuation and revenue recognition), and no official guidance has been provided by the FASB or the SEC. Accordingly, there remains significant uncertainty as to the appropriate accounting for cryptocurrency asset transactions, cryptocurrency assets, and related revenues. Uncertainties in or changes in regulatory or financial accounting standards could result in the need to change our accounting methods and/or restate our financial statements, and could impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, and result in a loss of investor confidence.

In addition, future regulatory actions or policies, including, for instance, the assertion of jurisdiction by domestic and foreign regulators and governments over cryptocurrency and cryptocurrency markets could limit or restrict cryptocurrency usage, custody, or trading, or the ability to convert cryptocurrencies to fiat currencies. This includes recent legislative actions related to the CLARITY Act and GENIUS Act. If such legislation is enacted, implemented, or interpreted in a manner applicable to our cryptocurrency operations, we could be required to make significant operational changes and incur increased compliance costs. In addition, regulators could request or require that we cease offering certain cryptocurrency products or services (including in particular jurisdictions or with respect to particular assets), which could result in the suspension or termination of product offerings, financial losses, and negative publicity. The current presidential administration and control of Congress in the U.S. also present considerable uncertainty as to such regulatory actions or policies. U.S. regulatory authorities have recently undertaken coordinated efforts to develop a more comprehensive regulatory framework for digital assets and related market participants. For example, the SEC has established a dedicated task force focused on digital asset markets, and the SEC and CFTC have issued public statements regarding their respective roles and oversight of certain digital asset activities. These initiatives, including potential rulemakings, interpretive guidance, enforcement priorities, or legislative developments, may clarify, expand, or reallocate regulatory jurisdiction over aspects of cryptocurrency trading, custody, listing, staking, or other related services. The outcome of these efforts remains uncertain, and new or revised regulatory frameworks could materially increase our compliance obligations, impose additional licensing or registration requirements on us or our third-party service providers, restrict the availability of certain digital assets on our platforms, or otherwise adversely affect our cryptocurrency operations, financial condition, and results of operations.

Our continued efforts to expand our business internationally also subject us to additional laws, regulations, or other government or regulatory scrutiny. Various foreign jurisdictions have adopted, and may continue to adopt laws, regulations or directives that affect a crypto-asset industry participants, the crypto-asset markets, and their users, particularly trading platforms and service providers that fall within such jurisdictions’ regulatory scope. We will continue to monitor developments in applicable laws, regulations, and regulatory guidance in the jurisdictions in which we operate or seek to operate. In addition, any failure to comply with any applicable laws and regulations could result in regulatory fines, suspensions of personnel or other sanctions, including revocation of our registration or that of our subsidiaries, which could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business. In addition, new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as currently intended, or require us to obtain additional or newly-created registrations or licenses in the future and cause us to incur significant expense in order to ensure compliance.

Any inability to maintain adequate relationships with third-party banks, market makers, exchanges, and liquidity providers with respect to, and any inability to settle customer trades related to, our cryptocurrency offerings would disrupt our ability to offer cryptocurrency trading to customers.

We rely on third-party banks, market makers, exchanges and liquidity providers to provide cryptocurrency products and services to our customers. The cryptocurrency market operates 24 hours a day, seven days a week. The cryptocurrency market does not have a centralized clearinghouse, and the transactions in cryptocurrencies on our platforms rely on direct settlements between us and our market makers, exchanges or liquidity providers after customer trades are executed. Accordingly, we rely on third-party banks to facilitate cash settlements with customers’ brokerage accounts and we rely on the ability of market makers and liquidity providers to complete cryptocurrency settlements with us to obtain cryptocurrency for customer accounts. In addition, we must maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business, which includes deploying available working capital to facilitate cash settlements with our customers, market makers, exchanges and liquidity providers (as well as maintaining the minimum capital required by regulators). If we, third-party banks, market makers, exchanges or liquidity providers have operational failures and cannot perform and facilitate our routine cash and cryptocurrency settlement transactions, we will be unable to support normal trading operations on our cryptocurrency trading platforms and these disruptions could have an adverse impact on our business, financial condition and results of operations. Similarly, if we fail to maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business and necessary to complete routine cash settlements related to customer trading activity, such failure could impair our ability to support normal trading operations on our cryptocurrency platforms, which could cause cryptocurrency trading volumes and transaction-based revenues to decline significantly.

We might also be harmed by the loss of any of our banking partners and market makers. As a result of the many regulations applicable to cryptocurrencies or the risks of cryptocurrencies generally, many financial institutions have decided, and other financial institutions might in the future decide, not to provide bank accounts (or access to bank accounts), payments services, or other financial services to companies providing cryptocurrency products, including us.

From time to time, we might encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies, which could cause revenues to decline and expose us to potential liability for customer losses.

Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain networks might occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platforms. If we are unable to identify, troubleshoot and resolve any such issues successfully, we might no longer be able to support such cryptocurrency, our customers’ assets might be frozen or lost, the security of our hot or cold wallets might be compromised and our platforms and technical infrastructure might be affected, all of which could cause trading volumes and transaction-based revenue to decline and expose us to potential liability for customer losses.

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

Due to our global operations, we are subject to laws and regulations related to the protection of personal data, privacy, and information security of various jurisdictions where we do business and/or have customers, including but not limited to the United States, Hong Kong, Singapore, the European Union, and the United Kingdom. As we further proceed with our global expansion and penetrate into additional markets, we may be subject to laws and regulations of additional jurisdictions. These legislations and regulations govern our practices in relation to the collection, use, retention, protection, disclosure, transfer, and processing of personal data. For example, legislation and regulations of several jurisdictions to which we are subject require network operators to follow the principles of legitimacy in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data.

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

We may also be subject to new laws, regulations, or standards or new interpretations of existing laws, regulations, or standards regarding cybersecurity and data privacy, which may require us to incur additional costs and restrict our business operations. For instance, several U.S. states have enacted new cybersecurity laws and regulations to protect the personally identifiable information of their residents, including California, Nevada, Maine, Massachusetts, Virginia, Colorado, Delaware, Connecticut, Florida, Indiana, Iowa, Montana, Oregon, Texas, Tennessee, Utah, and Virginia. Additionally, state legislative activity and public pressure have prompted new proposals for comprehensive federal data privacy laws and regulations. Furthermore, the U.S. Department of Justice has adopted regulations implementing Executive Order 14117, codified at 28 CFR Part 202, which became effective on April 8, 2025, to prevent access to bulk U.S. sensitive personal data by countries of concern or covered persons as defined in the regulations, and civil monetary penalties and criminal penalties may be imposed for violations. These and other data privacy laws, and proposed laws, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies. Any violations or perceived violation of these laws and regulations by our business or the third-party service providers with which we share personally identifiable information may require us to change our business practices or operational structure, including limiting our activities in the applicable market(s), address legal and/or regulatory investigations and claims, and sustain monetary penalties, reputational damage and/or other harms to our business.

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

Risks Relating to Finance, Accounting and Tax Matters

We expect our operating expenses to increase significantly in the foreseeable future and may not be able to achieve profitability or maintain positive cash flow from operations on a consistent basis.

We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to hire additional employees, expand our marketing and branding efforts, develop additional products and services, and expand our geographic footprint. Moreover, as a publicly traded company, we incur, and expect to continue to incur significant legal, accounting, and other expenses, including substantially higher costs to obtain and maintain director and officer liability insurance, in connection with our ongoing public company reporting, governance and compliance obligations. This may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Our revenue growth may slow down or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, or any failure to capitalize on growth opportunities. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, operating results, and financial condition may suffer.

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

In order to promote the success and enhance the value of our company, our shareholders have approved and authorized to reserve a certain number of our Class A ordinary shares as an award pool for the purpose of share incentive award grants, and we have granted share incentive awards under such award pool from time to time. For further detailed information, please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Global Plans.” For the years ended December 31, 2025 and 2024, we recorded $43.9 million and $32.6 million, respectively, in share-based compensation. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we are not able to control our labor costs in an effective way, our business, results of operations, and financial condition may be adversely affected.

Inflationary pressures have remained elevated for a prolonged period in many of our key markets, and geopolitical conflicts and related disruptions to global energy supplies, shipping routes and supply chains may exacerbate inflation and increase labor and other operating costs. In addition, we are required by local laws and regulations to pay various statutory employee benefits, including Social Security and Medicare in the United States and employer-sponsored health insurance plans for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to grow as our business grows at scale. Significant additional increase in government-imposed wage and employee benefits in the jurisdictions where we have operations may affect our profitability and results of operations, unless we are able to pass these costs onto our users by increasing prices of our products and services.

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

If we fail to maintain effective internal control over financial reporting, we may be unable to accurately report our financial results or comply with applicable reporting requirements.

Our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting starting with this Annual Report on Form 20-F (see “Item 15. Controls and Procedures”). In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We expect to cease to qualify as an emerging growth company beginning January 1, 2027, which will subject us to additional compliance and reporting requirements and increased costs. In anticipation of this transition, we have been enhancing our internal control environment, documentation processes, and testing procedures to support compliance with the auditor attestation requirements of Section 404(b); however, there can be no assurance that these efforts will be sufficient to avoid the identification of control deficiencies or material weaknesses in the future. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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

Risks Relating to Ownership of Securities of Webull

Webull Warrants are currently exercisable for Webull Class A Ordinary Shares, which increases the number of Webull shares eligible for future resale in the public market and may result in dilution to Webull shareholders.

Webull Warrants to purchase an aggregate of up to 9,675,384 Webull Class A Ordinary Shares are currently exercisable in accordance with the terms of the Warrant Assignment Agreement. The exercise price of the Webull Warrants is US$11.50 per share (subject to adjustment pursuant to the Warrant Assignment Agreement). The Webull Warrants became exercisable 30 days after the completion of the Business Combination. Unless a registration statement under the Securities Act with respect to the Webull Class A Ordinary Shares underlying the respective warrants is then effective and a prospectus relating thereto is current, or a valid exemption from registration is available, Webull will not be obligated to deliver any Webull Class A Ordinary Shares pursuant to the exercise of Webull Warrants and Webull will have no obligation to settle any warrant exercise. To the extent Webull Warrants are exercised, additional Webull Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Webull Class A Ordinary Shares and increase the number of Webull shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Webull Warrants may be exercised could adversely affect the market price of Webull Class A Ordinary Shares. However, there is no guarantee that the Webull Warrants will ever be “in the money” while they are exercisable and/or prior to their expiration, and as such, the Webull Warrants may expire worthless. For more information on our warrants, including conditions to their exercisability, please see “Description of Securities Other Than Equity Securities — B. Warrants and Rights.”

The Warrant Assignment Agreement provides that the terms of the Webull Warrants may be amended without the consent of any holder for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein, or adding or changing any other provisions with respect to matters or questions arising under the Warrant Assignment Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the holders of warrants; provided that the approval by the holders of at least 50% of the outstanding Webull Warrants is required to make any change that adversely affects the rights of the registered holders of Webull Warrants. Although Webull’s ability to amend the terms of the Webull Warrants with the consent of at least 50% of the then outstanding Webull Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of such warrants, shorten the exercise period or decrease the number of Webull Class A Ordinary Shares purchasable upon exercise of a Webull Warrant.

We may redeem your unexpired Webull Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless.

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

Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants and not lose any potential embedded value from a subsequent increase in the value of the Webull Class A Ordinary Shares had such warrants remained outstanding, or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants. Webull is not contractually obligated to notify investors when the Webull Warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the Webull Warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the Warrant Assignment Agreement. For more information, also see “Item 12. Description of Securities Other Than Equity Securities — B. Warrants and Rights.”

Holders of Webull Warrants will only be able to exercise their Webull Warrants on a “cashless basis” under certain circumstances, and if they do so, they will receive fewer Webull Class A Ordinary Shares from such exercise than if such warrants were exercised for cash.

The Webull Public Warrants generally may not be exercised on a “cashless basis”, except as described below.

The Warrant Assignment Agreement provides that in the following circumstances holders of Webull Public Warrants who seek to exercise their warrants will not be permitted to do for cash and will, instead, be required to do so on a cashless basis in accordance with Section 3(a)(9) of the Securities Act: (i) if the Webull Class A Ordinary Shares issuable upon exercise of the Webull Public Warrants are not registered under the Securities Act in accordance with the terms of the Warrant Assignment Agreement; and (ii) if we have so elected and the Webull Class A Ordinary Shares are at the time of any exercise of a Webull Public Warrant not listed on a national securities exchange such that they satisfy the definition of “covered securities” under Section 18(b)(1) of the Securities Act. If you exercise your Webull Public Warrants on a cashless basis under the circumstances described in clauses (i) and (ii) in the preceding sentence, you would pay the warrant exercise price by surrendering the Warrants for that number of Webull Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Webull Public Warrants, multiplied by the difference between the exercise price and the Fair Market Value by (y) the Fair Market Value. “Fair Market Value” shall mean the average last reported sale price of the Class A Ordinary Shares for the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such Webull Public Warrants or its securities broker or intermediary. As a result, a holder of Webull Public Warrants would receive fewer Webull Class A Ordinary Shares upon such exercise than if such Webull Public Warrants were exercised for cash, thereby reducing the potential economic value of such Webull Public Warrants.

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

Immediately following the consummation of the Business Combination, 455,599,003 Webull Ordinary Shares (including 82,988,016 Webull Class B Ordinary Shares) were held by the Existing Webull Shareholders and were subject to the transfer restrictions in the Webull Articles and 3,892,884 Webull Ordinary Shares were held by the Initial SKGR Shareholders and certain non-redemption agreement investors and were subject to the transfer restrictions in the Auxo Support Agreement. However, all transfer restrictions have expired. In addition, the Resale Registration Statement covers all or a portion of the Webull Securities held by such shareholders has been declared effective by the SEC. As a result, as of the date of this Report, all Webull Ordinary Shares previously subject to transfer restrictions have become eligible for resale.

As long as the Resale Registration Statement remains effective or upon satisfaction of the requirements of Rule 144 under the Securities Act, certain significant securityholders of Webull, including the Existing Webull Shareholders, our founder Mr. Anquan Wang, the Initial SKGR Shareholders and certain investors party to Non-Redemption Agreement and Additional Non-Redemption Agreements, may sell large amounts of Webull Securities (including Webull Class A Ordinary Shares) in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the price of our securities or putting significant downward pressure on the price of the Webull Securities. We do not know when or in what amount such sales may occur. The registration of securities for resale pursuant to the Resale Registration Statement does not mean that such securities necessarily will be offered or sold. Any Webull Ordinary Shares issued upon consummation of the Webull Pay Transaction were not subject to any contractual transfer restrictions.

For more information on the resale registration statement, the Registration Rights Agreement and registration rights, also see “— The grant and future exercise of registration rights may adversely affect the market price of Webull Securities.” For more information on the potential exercise of our warrants, please see “—Webull Warrants are currently exercisable for Webull Class A Ordinary Shares, which increases the number of Webull shares eligible for future resale in the public market and may result in dilution to Webull shareholders.”

There can be no assurance that Webull will be able to comply with the continued listing standards of Nasdaq.

While trading on Nasdaq has begun, there can be no assurance that Webull’s securities will continue to be listed on Nasdaq or that a viable and active trading market will develop. If Nasdaq delists Webull Class A Ordinary Shares or Webull Warrants from trading on its exchange due to failure to continue to meet the listing standards, Webull and its shareholders could face significant material adverse consequences including:

●	a lack of liquidity available to holders of Webull Class A Ordinary Shares and Webull Warrants;

●	an active trading market of Webull Class A Ordinary Shares and Webull Warrants may not be developed immediately upon the consummation of the Business Combination;

●	a limited availability of market quotations for Webull’s securities;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

A market for Webull’s securities may not develop, or be sustained, which would adversely affect the liquidity and price of Webull’s securities.

An active trading market for Webull’s securities may never develop or, if developed, may not be sustained. You may be unable to sell your Webull’s securities unless a market can be established and sustained.

The trading prices of Webull’s securities may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws and regulations affecting our business, our customers, suppliers, or our industry;

●	announcements of new services and expansions by us or our competitors;

●	our ability to continue to innovate and bring products to market in a timely manner;

●	our involvement in actual or potential litigation or regulatory investigations;

●	negative publicity about us, our products or our industry;

●	changes in our senior management or key personnel;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	sales of our securities by us, our shareholders or our warrant holders;

●	changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business;

●	general economic, regulatory, industry, and market conditions;

●	natural disasters or major catastrophic events; and

●	other events or factors, including those resulting from war, incidents of terrorism, natural disasters, pandemics or responses to these events.

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

The Existing Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Webull in connection with such warrants.

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

Alternatively, if a court were to find this provision of the Warrant Assignment Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Webull may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations and result in a diversion of the time and resources of Webull’s management and board of directors.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plan or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees under the Global Plans (including options, restricted shares, restricted share units or other types of awards approved pursuant to the Global Plans) or new incentive plans that we may adopt in the future. For additional information on the Global Plans, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Global Plans.” We may also raise capital through equity financings or convertible and structured security financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Webull Class A Ordinary Shares to decline. For more information, see “— Risks Relating to Our Business — We may not be able to obtain additional capital when desired, on favorable terms or at all.” Also see more information on other potential sources of dilution related to the potential exercise of the Webull Warrants under “—Webull Warrants are currently exercisable for Webull Class A Ordinary Shares, which increases the number of Webull shares eligible for future resale in the public market and may result in dilution to Webull shareholders.”

The grant and future exercise of registration rights may adversely affect the market price of Webull Securities.

Pursuant to the Registration Rights Agreement entered into in connection with the Business Combination, certain holders of Webull securities that entered into such agreement can each demand that Webull register their registrable securities and assist in underwritten takedown of such securities under certain circumstances and will each also have piggyback registration rights for these securities in connection with certain registrations of securities that Webull undertakes. In addition, Webull expects to use commercially reasonable efforts to file a resale shelf registration statement on Form F-3 once eligible to do so and if any of the registrable securities proposed to be sold by a holder of registration rights may at that point not be sold unconditionally without registration in any ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act.

Immediately following the consummation of the Business Combination (as defined herein), 455,599,003 Webull Ordinary Shares (including 82,988,016 Webull Class B Ordinary Shares) were held by the Existing Webull Shareholders and were subject to the transfer restrictions in the Webull Articles and 3,892,884 Webull Ordinary Shares were held by the Initial SKGR Shareholders and certain non-redemption agreement investors and were subject to the transfer restrictions in the Auxo Support Agreement. The transfer restrictions previously applicable to the Webull Class A Ordinary Shares held by the Initial SKGR Shareholders, certain non-redemption agreement investors, and the Existing Webull Shareholders under the Auxo Support Agreement and the Webull Articles have since expired. In addition, the Resale Registration Statement covers the resale of all or a portion of the Webull Securities held by such shareholders. As a result, as of the date of this Annual Report, all Webull Ordinary Shares previously subject to transfer restrictions are eligible for resale, subject to applicable securities law limitations, which may adversely affect the market price of our securities. The grant of future registration rights, for instance in connection with the sale of new securities, or the registration for resale of the balance of the securities held by the Existing Webull Shareholder (the Resale Registration statement only registers a portion of the securities held by the Existing Webull Shareholders), may adversely affect the market price of Webull Securities.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, we will incur additional legal, accounting and other expenses. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. We expect to cease to qualify as an emerging growth company beginning January 1, 2027, which will subject us to additional compliance and reporting requirements and increased costs. In anticipation of this transition, we have been enhancing our internal control environment, documentation processes, and testing procedures to support compliance with the auditor attestation requirements of Section 404(b).

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

As a result of disclosure of information our filings with the SEC, including this Report, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We currently qualify as an “emerging growth company,” but we expect to cease to qualify beginning January 1, 2027, which will increase our compliance and reporting obligations and costs.

We currently qualify an “emerging growth company” as defined in the JOBS Act. We expect to cease to qualify as an “emerging growth company” beginning January 1, 2027. Until such time, we are permitted to, and intend to, take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation. In anticipation of this transition, we have been enhancing our internal control environment, documentation processes, and testing procedures to support compliance with the auditor attestation requirements of Section 404(b).

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

Furthermore, even after we cease to qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act relating to liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Among other things, we are not required to have: (i) a majority of the board of directors consist of independent directors; (ii) a compensation committee consisting of independent directors; (iii) a nominating committee consisting of independent directors; or (iv) regularly scheduled executive sessions with only independent directors at least twice a year.

Except as otherwise disclosed in this Report, we intend to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. As described in more details in this Report under “Item 16D. Exemptions from the Listing Standards for Audit Committees” and “Item 16G. Corporate Governance,” we currently rely on certain “controlled company” and foreign private issuer exemptions from Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

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

We are a “controlled company” and the interests of our controlling shareholder may conflict with ours or yours in the future.

Webull qualifies as a “controlled company” as defined under the corporate governance rules of the Nasdaq, because Mr. Anquan Wang, one of the founders of Webull, beneficially owns 16.4% of the outstanding Webull Ordinary Shares (including all of our issued and outstanding Webull Class B Ordinary Shares), representing 79.2% of Webull’s total voting power as of March 31, 2026. Mr. Anquan Wang also has beneficial ownership over 2,301,374 Webull Class A Ordinary Shares held of record by Webull Partners Limited (our share-award platform entity for certain of our employees, officers and directors) and may exercise voting rights with respect to 10,058,435 Webull Class A Ordinary Shares subject to the satisfaction of certain conditions under the Proxy Agreement (as defined below) as of December 31, 2025. For so long as Webull remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company,” Webull is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors; and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). Webull has decided to rely on all of the foregoing exemptions available to foreign private issuers and “controlled companies.” Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced. Webull may rely on additional exemptions available to foreign private issuers in the future. For more information, also see “— Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Webull Class A Ordinary Shares may consider beneficial.”

Our founder will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, because of his voting power, our founder will be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your Webull Ordinary Shares as part of a sale of the Company and ultimately might affect the market price of your Webull Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Webull Class A Ordinary Shares may consider beneficial.

We have adopted a dual-class voting structure such that the Webull Ordinary Shares consist of Webull Class A Ordinary Shares and Webull Class B Ordinary Shares. Holders of Webull Class A Ordinary Shares and Webull Class B Ordinary Shares have the same rights other than voting and conversion rights. Each holder of Webull Class A Ordinary Shares is entitled to one vote per share and each holder of Webull Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Webull Class A Ordinary Shares and Webull Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Webull Class B Ordinary Share is convertible into one Webull Class A Ordinary Share, whereas Webull Class A Ordinary Shares are not convertible into Webull Class B Ordinary Shares under any circumstances. Webull may issue additional Webull Class A Ordinary Shares and/or Webull Class B Ordinary Shares in accordance with the Webull Articles in the future. Upon any transfer of Webull Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Webull Class B Ordinary Shares are automatically and immediately converted into the equal number of Webull Class A Ordinary Shares.

Mr. Anquan Wang, one of the founders of Webull, beneficially owns 16.4% of the outstanding Webull Ordinary Shares (including all of the outstanding Webull Class B Ordinary Shares), representing 79.2% of Webull’s total voting power as of March 31, 2026. Mr. Anquan Wang also has beneficial ownership over 2,301,374 Webull Class A Ordinary Shares held of record by Webull Partners Limited (our share-award platform entity for certain of our employees, officers and directors) and may exercise voting rights with respect to 10,058,435 Webull Class A Ordinary Shares subject to the satisfaction of certain conditions under the Proxy Agreement (as defined below) as of December 31, 2025. As such, Mr. Anquan Wang has considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transaction, which could have the effect of depriving the holders of Webull Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

If Webull Class A Ordinary Shares or Webull Warrants are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in the Webull Class A Ordinary Shares or Webull Warrants may be disrupted.

The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. Webull Class A Ordinary Shares and Webull Warrants are currently eligible for deposit and clearing within the DTC system. We have entered into arrangements with DTC whereby we will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Webull Class A Ordinary Shares and Webull Warrants, and DTC has agreed to accept the Webull Class A Ordinary Shares and Webull Warrants for deposit and clearing within its facilities.

DTC is not obligated to continue accepting Webull Class A Ordinary Shares or Webull Warrants for deposit and clearing within its facilities, and there can be no assurance that DTC will continue to accept Webull Class A Ordinary Shares or Webull Warrants for deposit and clearing within the facilities. DTC will generally have discretion to cease to act as a depository and clearing agency for Webull Class A Ordinary Shares or Webull Warrants.

If DTC determines at any time that Webull Class A Ordinary Shares or Webull Warrants are no longer eligible for continued deposit and clearance within its facilities, then we believe that Webull Class A Ordinary Shares or Webull Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the securities or warrants would be disrupted. While we would pursue alternative arrangements to preserve its listing and maintain trading of its securities, any such disruption could have a material adverse effect on the market price of Webull Class A Ordinary Shares and Webull Warrants.

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

Based on the composition of the income, assets and operations of Webull and its subsidiaries for 2025, Webull does not believe it was a PFIC for the taxable year ending December 31, 2025. However, whether Webull is treated as a PFIC for any taxable year is a factual determination that can only be made after the close of such taxable year, involves extensive factual investigation, including ascertaining the fair market value of all its assets on a quarterly basis and the character of each item of income that it earns, and, thus, is subject to significant uncertainty and change. In addition, the determination of whether Webull is treated as a PFIC for the taxable year depends upon Webull’s market capitalization, which may be volatile. Accordingly, there can be no assurance with respect to Webull’s status as a PFIC for the taxable year ending December 31, 2025, the current taxable year, or any future taxable year. If Webull were to be or become a PFIC for any taxable year during which a U.S. Holder holds Webull Class A Ordinary Shares and/or Webull Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations.”

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

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Webull Class A Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://www.webullcorp.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Overview

Who we are

Webull is a leading digital investment platform built upon a next-generation global infrastructure. We strive to be the platform of choice for a new generation of investors by building an efficient, low-cost, and easy-to-use global investment platform. We distinguish ourselves from other investment service providers by offering a mobile-first user experience, a broad range of investment products and extensive functionality constructed to help our customers build wealth over time. We arm each customer with the tools to become what we refer to as an informed investor — an investor who understands the market and has the confidence to succeed. The Webull platform originally provided users free access to market data and analytical tools, but expanded to offer financial products when we launched brokerage services in the United States in May 2018. Since then, we have expanded to offer services in 14 markets across North America, Asia Pacific, Europe and Latin America, and today, the Webull App has been downloaded more than 57 million times and has over 26.8 million registered users globally.

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

We believe Webull represents the future of retail investing and that we have differentiated ourselves from other offerings in the market. Our platform today is a venue where experienced and novice investors alike can develop the confidence and access the tools to grow their personal wealth. We offer the following features:

●	Mobile-First Interface and Competitive Pricing: We offer our brokerage services with competitive pricing in every market where we operate, including zero-commission trading on U.S. equities and options for United States clients and low trading commissions in markets outside the United States, via an intuitive mobile-first interface.

●	Product Depth: We provide a full suite of products tailored to the needs and preferences of both self-directed and passive investors, and have scaled our infrastructure to support additional customer segments. We support multiple asset classes, including digital assets, extended trading sessions, and global market access. We have also developed wealth management offerings such as cash management, robo-advisor, and managed retirement accounts, for those customers who prefer a more passive investment approach, and scaled our platform and service capabilities to broaden their application beyond retail investors, including through B2B business opportunities.

●	AI-Powered Capabilities: We integrate artificial intelligence (“AI”) across our platform to enhance both operational efficiency and the customer experience. Our AI-powered products, including Vega, which delivers contextual market insights, analytics, and alerts, complement our in-depth market data and product suite. We also leverage AI to support intelligent news aggregation, personalization features, customer assistance, and fraud detection, helping users navigate markets more effectively while strengthening our risk management infrastructure.

●	In-Depth Data and Analytic Tools: We provide wide-ranging, in-depth market data and advanced analytical tools that allow users to make informed investing decisions.

●	Connected Webull Community: Through our online Webull Community, we provide our users with a real-time direct connection to other investors, companies, and opinion leaders to facilitate learning, investing, and sharing.

●	Multi-Platform Interoperability: Webull offers seamless interoperability to clients investing via mobile, web-based, and desktop devices. Our platform allows users to consolidate watchlists, conduct analyses, place orders, and manage positions across devices using the same Webull account.

Our customers are generally working professionals in their 30’s with some prior experience in investing. As of December 31, 2025, 35% of our customers had “good” or “extensive” investing experience, and 33% had “limited” experience, as self-reported by customers with funded accounts. Regardless of experience, we allow anyone to create a free account on Webull and access the information and analytical tools that will help them develop their investing abilities and grow their wealth. Our customers are loyal, as demonstrated by an 97% quarterly retention rate in the fourth quarter of 2025. We think of our customers as long-term partners because our success depends on theirs.

We launched our broker-dealer services in the United States in May 2018. We chose the United States as a launching point because of the depth and complexity of its capital markets and the magnitude of its opportunity. The United States also allows us to anchor our “global but localized” value proposition given the connectivity of the markets. Within approximately two and a half years of launch, we grew to over one million funded accounts and $100 billion in cumulative trading volume. We subsequently expanded into a number of global markets across North America, Asia Pacific, Europe, Africa, and Latin America through our global network of licensed brokerages, and we continue to expand our presence in these regions. We currently hold twelve broker-dealer licenses, approvals and/or registrations, and are in the process of securing additional licenses.

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

We recognized revenues of $571 million in 2025 and $390.2 million in 2024. In addition, we had net income of $24.4 million in 2025 and a net loss of $23.2 million in 2024. The following charts set forth our key operating metrics. For detailed definitions of the metrics shown below, see “Frequently Used Terms.”

Our Market Opportunity

Global trading volume at the top 30 stock exchanges around the world has more than doubled since 2012 to reach $155 trillion in 2024, according to data aggregated from these stock exchanges. Over the last several decades, meaningful industry reforms, including the introduction of electronic trading (1971), order handling (1997), decimal pricing (2000) and other advances have given rise to larger and more efficient capital markets.

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

Mobile-First Investing

Today’s retail investors differ from prior generations in terms of preferences, habits, and sources of information. They often expect easily accessible mobile apps and interoperability across devices, while leveraging social media and messaging apps to communicate and share ideas, which contrasts with previous generations that relied upon phone calls, in-person broker interactions, periodicals, and websites. Mobile technology allows this generation’s retail investors to interact and communicate easily and efficiently, which has helped digital investment platforms quickly gain market share against traditional offline brokerages, computer-based and other direct platforms. According to 2024 FINRA surveys, 6% of all retail investors in the United States — and 80% of retail investors under age 35 — placed trades using a mobile app. This is a large increase compared to 2018, during which 30% of all retail investors in the United States and 59% of retail investors aged 18 to 34 placed trades using a mobile app. Furthermore, millions of additional retail investors today regularly engage with one or more trading platforms.

Accessibility of Financial Information and Advanced Analytics

Digital penetration and API networks have made access to market data more widespread. This includes not only technical data, such as asset prices, volume, trends, relative value assessments, liquidity metrics and institutional ownership, but also operational and contextual data, such as historical performance, corporate disclosures, macroeconomic data, recent news, research analysis, and alternative datasets.

Historically, comprehensive market data and advanced analytical capabilities were largely concentrated among institutional trading desks and well-resourced brokerage platforms. Today, a significant portion of this information is available to retail investors at low or no incremental cost through digital platforms.

As the volume and complexity of financial information continues to grow, data-driven systems are playing a more prominent role in helping investors synthesize information and evaluate investment decisions. Our advanced features and functions are designed to support both experienced and novice investors in making more informed investment decisions.

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

We believe that these three factors are driving a rapidly evolving global retail trading industry. For example, in the United States, retail contribution as a percentage of aggregate equity trading volume grew from approximately 15% as of 2019 to between 20% and 25% by the end of 2025, after reaching as high as 35% in April 2025 during periods of high volatility, as measured by notional volume according to Bloomberg Intelligence and JPMorgan Chase, and retail participation in options trading rose from approximately 35% from 2019 to well above 40% in 2023, as measured by total number of options contracts traded according to the New York Stock Exchange. Similar trends of increased retail participation are also observable globally. We believe these factors will continue to drive the retail trading industry, both in the United States and globally, for the foreseeable future. We see significant opportunities as the brokerage industry continues to undergo a massive transition away from legacy brokerages to digital investment platforms, such as Webull.

New and Emerging Asset Classes

In addition to traditional equities and options markets, advances in financial technology, digital infrastructure and regulatory frameworks have enabled the introduction of entirely new categories of financial instruments, while also increasing accessibility to asset classes that were historically limited to institutional participants. These developments include digital and blockchain-based financial instruments, tokenized securities and real-world assets recorded on distributed ledger infrastructure, event-based and outcome-driven contracts that allow market participants to express views on measurable future events, and expanded access to futures markets. Innovations in tokenization have enabled certain financial assets - including equity, debt and other instruments - to be represented and transacted in digital form, while emerging market structures have facilitated broader participation in event-driven financial products in certain jurisdictions.

At the same time, futures markets have become increasingly accessible to retail investors. Historically characterized by higher capital requirements and institutional participation, the introduction of smaller contract sizes, lower margin thresholds and digital trading platforms has reduced barriers to entry. These structural changes have enabled a broader base of investors to access futures products for portfolio diversification, hedging and capital-efficient exposure to commodities, indices, interest rates and other underlying assets.

Supported by mobile-first platforms, increased availability of market data and evolving regulatory oversight focused on investor protection, custody standards and market integrity, we believe these new and emerging markets are becoming more integrated into the broader financial ecosystem. Platforms capable of offering diversified access across traditional securities, futures and innovative digital financial products within a unified digital experience are well-positioned to meet the evolving needs of retail investors globally.

What Differentiates Us

We believe we are well-positioned to capitalize on these market trends because of the strengths detailed below. However, we also face challenges in pursuit of our mission. For detailed discussion of the material challenges and uncertainties we face, see “Item 3. Key Information — D. Risk Factors.”

Appeal to Next-Generation Customers

We offer a mobile-first, digitally native platform. Our platform speaks the language of our customers and provides us with a distinct competitive advantage over legacy operators. We are deeply cognizant that the market and the needs of our customers are rapidly evolving, and we focus on delivering innovations to meet these changes and drive customer engagement. We have built interoperable mobile, desktop, and web apps to support our customers who increasingly want multi-platform accessibility, and we also provide API connectivity for customers seeking programmatic access and systems integration. We pride ourselves on our ability to respond to changes in macro trends and customer demand, which, for example, led us to launch options trading in March 2020, fractional share trading in July 2021, high yield cash-sweep products in April 2023, futures trading in March 2024, event-based contracts and prediction market products in February 2025, and re-launch digital asset trading in August 2025. All of these initiatives have been well received by our customers, which in turn enables us to further attract, retain, and engage more customers.

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

We also embed social media tools and user-generated content into our platform to foster a robust community of investors. Our Webull Community complements the financial products, market data, investing tools, and educational content we provide and in turn drives customer engagement and retention, which effectively fuels a loyal customer base with an average 97% quarterly retention rate for funded accounts. The Webull Community also enables customers to share experiences and help each other with routine customer support questions, which further enhances our operational efficiency.

Global Network and Local Execution

We believe that successful global expansion first requires robust local execution. Our global network brings together a team of passionate and experienced leaders with local market expertise and insights. We combine our local teams’ market insight and ability to confront problems and respond to changes quickly with a centralized technical network. We maintain that a truly global investment platform is one that operates a unified technology platform globally, yet at the same time, localizes the products and services to serve the needs of local customers, complies with the local laws and regulations and engages positively with the local community. Our management team has significant experience in all areas of the brokerage business and in interactions with other market participants, including liquidity providers, exchanges, and regulators. Our execution-driven culture enables us to deliver high quality investing capabilities to customers. Our proven track record of successful execution in the United States also provides us with a strong brand and a tested strategy for expansion into other markets. Since our initial launch in the United States, we have expanded into Canada, Latin America, Asia Pacific, Europe and Africa, and we continue to expand our presence in these regions.

As we expand globally, we are committed to strict compliance with the local laws, regulations and rules that regulate the brokerage industry. We currently hold twelve broker-dealer licenses, approvals and/or registrations in North America, Asia Pacific, Europe, and Africa, and are in the process of securing additional licenses in Latin America. We will continue to obtain and maintain necessary licenses, approvals and/or registrations across the world to achieve our global vision. We believe a global footprint will enable us to capture the significant potential of underserved markets, increasing our total addressable market and driving sustainable growth in the future.

Our management team and shareholder group are as global and diverse as our ambitions. Our leadership team has tremendous experience in technology and financial services across different markets. Prior to our public listing, we received investments from a group of leading global investors from the United States, Europe, and Asia, including Coatue Management, Lightspeed Venture Partners, and RIT Capital Partners.

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

We also have robust controls in place to defend our platform and customers from fraud, identity theft, and other cybersecurity threats. Protecting a platform and its customers from fraud, identity theft, and other cybersecurity threats is essential for maintaining trust and ensuring a secure operating environment. We employ anti-fraud systems to detect unusual patterns and behaviors indicative of potentially fraudulent activities and monitor to identify and respond to suspicious activities in real time. We have purchased insurance coverage designed to protect against certain losses arising from fraud, theft, and cybersecurity incidents; however, our clearing partner has not purchased insurance to cover customer losses from fraud or theft. Our infrastructure design provides us with flexible operating automation both during trading hours and after-market hours, enhancing our user experience while optimizing operating efficiency. We take pride in our pursuit of perfection and release frequent upgrades to our platform both proactively and based on user feedback. Our users have given the Webull mobile app a 4.7 rating in the U.S. iOS App Store and Google Play Store as of December 31, 2025.

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

Broaden Our Product and Service Offerings. We aspire to expand our current self-directed trading platform into a one-stop investment platform for retail customers. On the trading side, by transitioning into a carrying broker in the United States, we expect to offer more products and services, including expanded access to digital asset products and related services where permitted, to improve customer experience and enhance our monetization capabilities. We will also promote our investing platform as a gateway to broader financial services and build up our capabilities in wealth management services to help diversify our revenue streams. We have also recently scaled our infrastructure to support B2B business opportunities, broadening the application of our platform beyond retail investors.

Continue Our Global Expansion. The Webull App has been downloaded more than 57 million times and has over 26.8 million registered users globally, and we are primed for additional expansion and success globally. Our proven execution capabilities, quality platform built on a global infrastructure, and high operating leverage position us well to further drive our global vision. As we scale our technology, operational, and risk management infrastructure, we are also expanding our capabilities to serve a broader range of customer segments, including institutional and professional market participants in select markets. We will continue to grow our operations across North America, Asia Pacific, Europe, Africa, and Latin America.

Continue to Invest in Technology. We will continue to invest in and upgrade our technological infrastructure to maintain our current competitive advantage and facilitate our development of new products and expansion into new markets. In particular, we are proactively engaged in exploring practical applications and integrations of the latest AI technologies, including Generative AI, into our core business operations, from risk management and fraud detection to more personalized content curation, AI-enhanced news aggregation and summarization, intelligent customer assistance tools, and customer-facing AI products such as Vega, which provides contextual market insights, analytics, and alerts to stay a step ahead of the technology adoption curve while continuing to strengthen our operational resilience and user experience.

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

Nurturing Informed Investors

We believe that every retail investor should be empowered with the resources needed to become an informed investor. We strive to make our platform a comprehensive learning resource. Account creation on Webull is free, and anyone who creates an account can access many of the analytics and tools we provide for free. While our core product set is designed to meet the more sophisticated demands of the informed investor, many of our features and functions also cater to novice and professional investors. Our comprehensive market data is intuitive and easily customizable; our educational resources focus on simplifying rather than complicating investment decision making; and our community offers a forum for investors to learn and benefit from the experience of others.

To give our customers the opportunity to test new strategies, we offer a free virtual trading service. Customers may “paper trade” any of the securities available on the Webull platform in a simulated, risk-free environment. Over 51% of our registered users have participated in virtual trading as of December 31, 2025. We believe our virtual trading tool encourages our customers to further engage with our platform, learn about investing through our advanced analytics tools, and become more knowledgeable about investing.

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

Our Customers Drive Product Development

We are dedicated to perfecting our global platform, in part through listening to our customers’ feedback on our products and services. This has included developing new product offerings, such as options, fractional shares, robo-advisor solutions, and competitive cash-sweep products, futures trading, the re-launch of digital asset trading, and certain event-based contracts and prediction market products, which we launched in March 2020, July 2021, March 2023, April 2023, March 2024, February 2025, and August 2025, respectively. All of these initiatives have been well received by our customers.

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

As a result of the operational efficiencies afforded by our technology and streamlined operations, and to make investing accessible to all, we were among the first brokerages in the industry to offer zero commission trading for U.S.-based equities, ETFs, and options, a service which has since become the industry standard. Due to differences in regulatory requirements and cost structure, we do not offer zero commission trading in all markets outside the United States, but our commission rates are typically among the lowest of local brokerage firms. We also pass through additional fees and commissions charged by the local governments, exchanges and certain other regulatory agencies.

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

While we are currently licensed in twelve different markets around the world, we primarily offer trading in U.S.- and Hong Kong-listed securities. In the United States, we work with Apex Clearing Corporation, or Apex Clearing, as our clearing partner to clear and settle all stock and securities trades. Historically, all of our U.S. client accounts were introduced to Apex Clearing on a fully disclosed basis. In 2022, we began migrating U.S. accounts to an omnibus clearing arrangement, under which the customer’s account would be held by Webull Financial as carrying broker on an omnibus basis and cleared through Apex Clearing as our omnibus clearing broker. We completed this migration in October 2025. Apex Clearing is indirectly owned by PEAK6 Investments LLC, which also owns 100% of the equity interests in PEAK6 Group LLC, which is a minority shareholder of Webull Corporation. For trading of U.S.-based equities, options, and ETFs, we route orders to market makers and liquidity providers for execution, and the trades are cleared by Apex Clearing via its API. Customers’ securities are held in the customers’ Webull brokerage accounts under our omnibus clearing arrangement with Apex Clearing. For trading of Hong Kong-listed securities, we pass trade instructions from our customers to the Hong Kong Stock Exchange through our self-developed trading facilities, and trades are settled over Hong Kong’s Central Clearing and Settlement System, or the CCASS, by Webull Securities Limited, or Webull Securities HK, as a clearing participant. Customers’ securities are held in an omnibus account at the CCASS. In the markets where we operate, we act as an agent, and not as a principal, in all the trading services that we provide to our customers.

The identities of the market makers and liquidity providers through whom we routed orders for execution in 2024 and 2025, and their revenue contribution for the respective year, are as follows:

Market Maker/Liquidity Provider	Percentage of Consolidated Revenue
For the year ended December 31, 2024
DASH Financial Technologies	18.5%
Susquehanna	11.2%
Virtu	6.9%
Citadel	6.3%
Hudson River Trading	4.0%
Others	8.2%

For the year ended December 31, 2025
DASH Financial Technologies	13.2%
Citadel	11.7%
Jane Street	11.5%
Wolverine	4.1%
Susquehanna	4.0%
Others	7.8%

Historically, under the terms of a Fully Disclosed Clearing Agreement, Apex Clearing provided clearing services to Webull Financial on a fully disclosed basis. Webull Financial completed the migration of its U.S. brokerage accounts from a fully disclosed basis to an omnibus basis in October 2025. Accordingly, the Fully Disclosed Clearing Agreement remained relevant during a portion of the 2025 reporting period, but Webull Financial’s dependence on Apex Clearing under the fully disclosed model has decreased signficantly following completion of that migration. The material terms of this agreement are as follows:

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

●	Equities and ETFs. Our platform allows our customers to invest in U.S.-listed stocks, exchange traded funds, or ETFs, as well as American Depository Receipts. We offer customers various order types, charting functionality, and technical market data, including historical prices and valuation data that allow our customers to quickly access the markets in an efficient manner. We provide extended hours trading of certain individual stocks and ETFs.

●	Fractional Shares. We offer fractional share trading for U.S.-listed stocks and ETFs on our Webull App, which allows our customers to invest in fractions of a share of a stock or ETF instead of buying or selling whole shares. Through our fractional share trading service, customers can purchase fractional shares for as little as 1/100,000 of a share or $5.00. Fractional trading enables our customers to diversify their investments regardless of their portfolio, removing barriers to investing in higher-priced stocks, though we only allow trading in fractional shares for a select number of stocks or ETFs. Eligible customers can trade fractional shares with no commission or minimum deposit requirements, and no account management fees or inactivity fees.

●	Options. We offer trading multiple-listed stock options, ETFs and index options, which gives our customers a range of options products to meet their investment objectives with varying risk tolerances. Customers can use options to diversify their investment portfolio, hedge market risk or place directional “bets” efficiently from our platform into the marketplace.

●	Futures. We launched our futures offering in March 2024. We provide access to 67 futures contracts across various sectors, including stock index, agriculture, currency, interest rates, metals, and energy. We offer a variety of contract sizes, including micro and mini contracts, to meet the varying need of our investors trading profiles, risk tolerances and account sizes.

●	Digital Assets. We offer digital asset trading in select markets, providing customers with access to a range of cryptocurrencies through our dedicated digital asset platform. Customers are able to buy, sell, and hold supported digital assets within our ecosystem, expanding their ability to participate in evolving global financial markets. Availability of digital asset products varies by jurisdictions.

●	Event-Based Contracts and Prediction Markets. We offer certain event-based contracts and prediction market products that allow eligible customers to take positions on the outcome of specified events, including economic, financial, and other publicly observable developments. These products are structured as regulated contracts in applicable jurisdictions and are designed to provide customers with an additional means of expressing market views or hedging exposure.

●	Cash Sweep. We offer cash sweep products to our customers, allowing them to earn interest on uninvested brokerage cash that we sweep to our partner banks. The interest earned compounds daily and is then paid out by the partner banks monthly, with customers able to track how much they’ve earned directly within our app. Cash deposited at these banks is eligible for Federal Deposit Insurance Corporation insurance, giving our customers peace of mind that their cash is protected as it earns a competitive return.

●	AI-Powered Tools (Vega). We provide AI-powered tools designed to enhance customer education, engagement, and decision-making. Vega delivers contextual market insights, analytics, alerts, personalized content features, and educational explanations of financial concepts and products, including options strategies and other complex instruments, to help customers better understand market dynamics and investment mechanics.

●	Smart Robo-Advisor. We provide robo-advisor services through Webull Advisors, our U.S. investment advisor entity. A robo-advisor is a tool that develops individualized portfolios on behalf of our customers using the information they provide about their investment objectives. Personal preferences, such as financial goals, investment timeline, and risk tolerance levels, are measured to suggest a portfolio that is expertly developed and contains a diversified range of investment products to fit the investing needs of each customer. This robo-advisor service requires minimal human involvement, and is designed for those customers preferring a passive investment solution.

●	Retirement Accounts. We offer retirement investment accounts and portfolio management tools for long-term investors. Account types that we offer include Traditional IRAs, Roth IRAs, and Rollover IRAs, each with no account minimums and no account fees.

Margin Financing and Stock Lending Services

We provide margin financing services to eligible customers in the United States, Hong Kong, Singapore, and Australia, subject to applicable regulatory requirements and minimum funding thresholds. In the United States, margin financing is offered through Webull Financial, with funding provided by us directly and Apex Clearing, our clearing partner, serving as an available funding source, while in other markets funding is provided by our local regulated affiliates. We monitor customer risk in accordance with applicable regulations and established margin requirements, including issuing margin calls and, where necessary, liquidating positions to manage exposure. We also offer stock lending services in the United States through Apex Clearing’s Fully-Paid Securities Lending Program, which enables participating customers to earn income by lending eligible fully-paid securities, with loan administration and collateral management handled by Apex Clearing. Revenues generated from these services are shared between Apex Clearing and us.

Syndicate and Investment Banking Services

We participate in IPO and secondary offerings as either an underwriter or a member of the syndicate selling group. We publicize to our users the opportunity to subscribe to these offerings, and are allocated shares by the lead underwriter at a discount to the offering price. We then allocate those shares among the users that subscribe to the offering at the offering price, thereby capturing the selling group spread. In deals in which we serve as underwriter, we also earn a portion of the underwriting fees. In addition, through our regulated entities, we provide certain investment banking services, including underwriting, capital markets advisory, and related services in connection with equity offerings.

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

As we continue to expand our business globally, we are committed to obtaining and maintaining all required licenses and approvals from the relevant authorities. As of the date of Report, we have obtained and maintain twelve broker-dealer licenses, approvals and/or registrations in North America, Asia Pacific, Europe, and Africa, laying a solid foundation for our global expansion. We have also entered into binding agreements to acquire two licensed broker-dealer entities in Latin America, pending regulatory approval.

We have designed our Webull platform to seamlessly function across different markets. Though regulatory restrictions and requirements require us to adjust certain aspects of our offering, our platform largely remains the same as we expand into new trading markets across the globe. We believe this allows us to more efficiently leverage our popularity in our current markets and expand successfully. The table below sets forth the various products and services offered on the Webull platform in the 14 markets in which we offer financial services.

	United States	Canada	Hong Kong	Singapore	Australia	Japan	United Kingdom	Thailand	Malaysia	Indonesia	Mexico(1)	Brazil(1)	Netherlands	South Africa
U.S listed products
● equities	X	X	X	X	X	X	X	X	X		X	X	X	X
● ETFs	X	X	X	X	X	X		X	X		X	X		X
● options	X	X	X	X	X	X	X	X	X		X	X	X	X
Local-listed securities
● Canada		X
● Hong Kong			X	X	X		X	X	X
● China A shares			X	X	X		X	X	X
● Singapore				X
● Australia					X
● Japan			X			X
● United Kingdom							X
● Thailand								X
● Malaysia									X
● Indonesia										X
● European Union													X
Futures	X		X	X					X		X	X
Mutual funds			X	X	X					X
Bonds			X	X
Margin lending	X	X		X	X	X					X	X
Digital assets	X				X							X
Event-based contracts	X
AI-powered tools	X										X	X
Bank-sweep/cash savings/ interest on uninvested cash	X	X(2)			X		X		X			X	X(2)
Money market funds				X		X			X
Robo-advisor	X
IPO access	X		X								X	X

(1)	In Mexico and Brazil, we offer our products through our network of licensed broker-dealers, and our applications for licenses in each of these jurisdictions remain pending regulatory approval.
(2)	Interest paid on Cash and Margin account only via Carrying Broker arrangement.

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

Advanced market-data and analytical tools

We empower our customers by providing easy access to the full range of market data and tools they need to take charge of their investment journey. We provide Real-time Nasdaq Basic, BMP market data and Short interest data for free globally — regardless of whether the user has opened or funded an account with us or whether we offer trading services in the geography in which the user is located. We provide free data analysis tools to help users make stock trading decisions, mainly including technical charts, alerts tools and customer screeners. We also provide financial indicator analysis providing company financial data, profitability, valuation and other financial indicators to help users assess company value and investment risks. In addition, we provide some advanced quotation services, such as Level 2 Advance powered by Nasdaq TotalView, to our customers on a monthly subscription basis. Our in-depth market data, tools and indicators benefit our users and customers by giving them easy access to a wealth of market information they may not be able to access elsewhere; this gives us a tremendous built-in advantage as we continue to expand our products to more markets. We also offer Sage Tracker, a tool that users in the United States and Australia can access with a monthly subscription that allows users to track the investment strategies of institutional investors and their holdings in specific symbols, including real-time price data, charts based on public 13D, 13G and 13F filings with the SEC.

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

Mobile app Charting Tools

AAPL
Apple Inc NASDAQ
249.94
-4.29 -1.69%
H/L(Night) 250.80-249.74
Vol(Night) 14.41K
Mkt Cap 4.21T
Night: 250.27 +0.33 +0.13% 21:44 03/18 ET
Chart
Options
News
Feeds
Company
Chart Toolbox
Indicators
Draw
Chart Layers
Indicator Signals
Compare
Dual Charts
Replay
Settings
New

AAPL
Apple Inc NASDAQ
248.96
-0.98 -0.39%
H/L(Pre) 249.62-249.21
Volume 1.40K
Mkt Cap 3.66T
Pre: 249.30 +0.34 +0.14% 04:27 03/20 ET
Chart
Options
News
Feeds
Company
Indicators
VWAP
MA
EMA
BOLL
IC
VOL
RSI
MACD
ROC
DMA
FSTO
VP
+ Add Indicators

AAPL
Apple Inc NASDAQ
248.96
-0.98 -0.39%
H/L(Pre) 249.62-249.21
Volume 1.40K
Mkt Cap 3.66T
Pre: 249.30 +0.34 +0.14% 04:27 03/20 ET
Chart
Options
News
Feeds
Company
Drawings
Trendlines
Trendline
Horizontal Line
Vertical Line
Patterns and Fibonaccis
Parallel
Polyline
Fibonacci Retracement
Text and Others
Measure
Drawing Tool
Notes

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

Saved Screeners; Screener Filters; Screening Results

4:53
5G
Screener
Stocks
Options
ETFs
High Gross Margin Moat US stocks
Region: United States
Sector: Food & Beverages,Food & Drug Retailin...
11 matches in total.
High Liquidity Value US stocks
Region: United States
Sector: Energy - Fossil Fuels,Industrial Goods,I...
4 matches in total.
High dividend yield Bank stocks
Region: United States
Sector: Banking & Investment Services
5 matches in total.
High market value US stocks
Region: United States
Market Cap: >100.00B
Create New Screener
4:53
5G
New Screener
Region United States
Exchange
Sector
Quotes Indicator
Last Price
% Change
% Change during Ext. Hours
Volume
Average Volume >10.00M
Relative Volume
Turnover Rate
Market Cap
Float Market.Cap
Free Float
Listing Date
Upcoming Earnings Date
Financial Indicator
ROE
ROA
ROIC
P/E (TTM)
P/B
P/S
View Result (39)
Save
4:53
5G
New Screener
Screener Filters
Modify
Region: United States
Average Volume: >10.00M
Outcome (39) Symbols
Symbol
Last Price
% Change
PCG PG&E Us 18.24 +0.11%
IQ Iqiyi 1.240 -0.81%
AMCR Amcor Plc 38.92 -2.91%
SMCI Super Micro Computer I... 24.67 +1.45%
NIO Nio Inc. 5.86 +1.20%
STLA Stellantis N.V 6.53 0.00%
NVO Novo-Nordisk A/S 36.70 -0.99%
TSLA Tesla Inc 383.28 -3.18%
INTC 46.37 +2.55%
Add to Watchlist
Save

Vega; AI-Powered Analytical Tools

In addition to traditional market data and charting tools, we provide AI-powered analytical features designed to help users interpret market information more efficiently and make more informed decisions.

Vega is a decision-support tool designed to improve how users interpret market data and evaluate opportunities. It is an AI-driven analytics engine that builds on traditional market data and charting by identifying patterns, estimating probabilities, and highlighting potential trends based on historical price data, market activity, news, and other quantitative inputs. It helps organize complex market information into clear, structured insights so users can analyze scenarios and make more informed decisions.

Vega’s capabilities are integrated throughout the Webull mobile platform and available in key areas of the user interface. Access varies by jurisdiction and regulatory requirements, and certain features are only offered on a subscription basis.

Vega AI

10:09
Hello!
I'm Vega.
Your Personal AI-Powered Investment Companion
Markets are noisy and data is everywhere, I help you to cut through the clutter.
I provide market intelligence and real-time client service.
What do I offer?
•Stay informed with the latest real-time market data for equities, options, and in-depth earnings analysis
•Advanced tools for portfolio analysis, market signals and other anomalies,
•Instant, personalized client service to address features, including an intelligent service chatbot and advanced AI-powered portfolio analysis.
By clicking "Agree to Use" below, you confirm that you reviewed and agree to the Risk Disclosure and Terms of Use of AI Tools on Webull Platform.
Agree to Use

10:10
Hi! I am Vega! I am your guide to everything in the market: prices, trends, strategies, and more.
Ask me anything you feel interested in...

10:10
Hi! I am Vega! I am your guide to everything in the market: prices, trends, strategies, and more.
Select Thinking Model
Auto Select
Select the model for you automatically.
Deep Search
Research thoroughly and answer in-depth.
Fast Reply
Summarize the key points quickly.

The Webull Community

A core tenet of our platform is digitally replicating the benefits of the free exchange of ideas among a group of investors, allowing us to confer to our users an advantage historically reserved for exchange floors, trading desks, brokerages and institutional investment teams. We refer to this philosophy as “learning, sharing, investing” which we promote through our social community experience, in which all users may ask questions and propose investment ideas and strategies among peers. As of December 31, 2025, 33% of our registered users have accessed at least one of our community rooms and over 3.1 million registered users have contributed to the conversation.

We have designed our platform and native app based on the communication habits of this new generation of retail investors, providing our users with a digitally-native and social experience as members of the online Webull community. Through this community, our users can stay connected, in real time, with other investors, companies, analysts, and opinion leaders to facilitate learning, sharing, and staying informed. Webull takes investor education seriously, and we believe that learning to invest is a lifelong journey. We create and also partner with third parties to curate investment courses catering to users with different levels of experience, and we encourage our users to complete the courses by rewarding them with free access to our advanced quotation services. We also provide our users an opportunity to practice what they learn by participating in simulated trading competitions through which they can win prizes. To facilitate sharing, our mobile app features a user-driven Q&A platform and community room, where users can exchange investment ideas. To help our users stay informed of the latest news and price movements, our mobile app enables users to follow certain securities and receive push notifications of major news or significant price fluctuations. None of these digital engagement measures are intended to encourage retail investors to trade more often, invest in certain products or change their investment strategies. We also do not use any optimization functions to increase platform revenues or lead to potential conflicts between us and our customers.

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

●	Our Users. Registered users begin their relationship with us when they create an account, which provides free access to our platform. With their free accounts, users may access market data and educational information and participate in the Webull community. As of December 31, 2025, we had 26.8 million registered users globally.

●	Our Customers. A registered user becomes a customer of one of our licensed brokerage subsidiaries when they successfully open and fund a brokerage account. As of December 31, 2025, we had 5.0 million funded accounts with average customer assets of $4,884 per funded account, and our customers on average are 37 years old, with 68% of them self-reporting prior investing experience.

●	Customer Retention. Once a customer begins trading on the Webull platform, they tend to remain on our platform. We achieved a 97% quarterly retention rate in the fourth quarter of 2025. Over time, we have found that our customers tend to become increasingly proactive in managing their wealth. Our ability to retain and expand customer activity coupled with our effective customer acquisition efforts results in a powerful unit economic model when extrapolated over decades of wealth generation and investment.

●	Webull Premium. We offer Webull Premium and other subscription-based service that provide customers with access to enhanced market data, advanced analytical tools, and additional platform features designed to support more active and sophisticated trading strategies. Webull Premium allows us to deepen customer engagement, expand recurring revenue streams, and deliver value to customers seeking more advanced functionality beyond our standard offering.

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

As of December 31, 2025, we had 26.8 million registered users globally and provided our users access to market data from a broad range of exchanges worldwide. Our international user base and data platform are important to us for several reasons. First, users in a market where we offer trading services can apply to open and then fund their accounts, allowing us to create a cohort of customers focused on cross-border investing. Second, our global user base is instrumental in creating global brand awareness. Finally, our global user base provides us an opportunity to learn from our users, many of whom actively leverage our market data and content to create more local experiences tailored to specific countries or regions. We believe that learning from our international users and customers is particularly critical to achieving our goal of becoming a truly global platform.

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

The Webull Referral Program

We operate a referral program under which eligible existing customers may receive stock or cash awards for successful referrals during promotional periods. A referral is generally deemed successful when a new customer opens and funds a brokerage account through a unique referral link in accordance with the applicable promotion terms. In certain promotions, customers receive fractional shares selected from a curated list of eligible U.S.-listed companies, with award values and probabilities disclosed in the applicable promotion rules. The fair value of stock awards is recorded as “free stock promotions” within marketing and branding expenses in our consolidated statements of comprehensive income (loss), with accruals recognized for unsettled awards and adjustments recorded upon transfer of the securities to the customer’s account.

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

The Growth and Scale of Our Customer Base

Our customer base has grown substantially since our inception. Our registered users reached 19.8 million as of December 31, 2023, 23.3 million as of December 31, 2024, and further increased to 26.8 million as of December 31, 2025. Our funded accounts reached 4.3 million as of December 31, 2023, 4.7 million as of December 31, 2024, and 5.0 million as of December 31, 2025. Our large registered user base of 26.8 million as of December 31, 2025, represents a highly effective and efficient organic channel for attracting new users who are likely to convert to customers with funded accounts. As we further expand globally, we expect our customer base will continue to grow in a sustainable and healthy manner.

Our Dedicated Customer Service

We realize investing can be confusing. Our platform’s success depends on our ability to provide efficient and personalized service throughout each customer’s individual investment journey. Despite our best efforts to demystify jargon and create an intuitive experience, we understand that our customers may nevertheless have questions. We have a dedicated global customer service function with team members available 24/7, and have additionally embedded chatbots and other automated features. We also utilize AI-powered assistance tools, including Vega, to help respond to common inquiries, explain platform features, and provide real-time support within the app. Customers are guided through the customer service function depending on how they choose to engage with our platform.

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

Our Integrated Technology and Infrastructure

Our technology gives us a significant competitive advantage. We have developed a powerful, integrated suite of data-driven technological systems, applications, and development resources — including AI and machine learning capabilities —that differentiate us in the market and enable us to manage our solutions, conduct our activities, and operate efficiently. These technological systems are foundational to our company, and our innovation and development teams constantly leverage our agile software development methods to develop new products, services and technological applications that engage and serve our customers throughout their financial journeys and enable our staff to perform their jobs more efficiently.

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

Multi-Platform Interoperability

We have designed the customer-facing interfaces of the Webull mobile, desktop, and web apps, to be sleek and user-friendly while at the same time remaining professional and substantive. Our customers can trade securities, browse company and market information, make use of our industry-leading technical indicators, and participate in our robust Webull community using any device, all of which are connected to the same customer account and offer full interoperability. Our focus on refining and perfecting our products has garnered us critical acclaim, and the Webull App has been downloaded over 57 million times cumulatively with a 4.7 score in the U.S. iOS App Store as of December 31, 2025.

Desktop (available for Windows, Mac OS, and Linux operating systems) and web versions of the Webull App (accessed directly in-browser) include all of the functions of our Webull mobile app with additional functions, such as the ability to use widgets to create customized interfaces.

Overall image: Web App; Desktop App; Mobile App

AAPL
247.99
Order Book-Level 2
Side
Buy
Sell
Short
Order Type
LIMIT
Limit Price
$249.13
Buy

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

The same modularized service system and container-based infrastructure that supports our retail platform also allows us to scale capacity, manage higher transaction volumes, and support more complex operational requirements as we expand into serving institutional clients.

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

Technology-Assisted Account Opening

We have robust systems in place that can handle mass numbers of account openings and have teams of specialists to handle applications that require a closer review. We leverage a centralized, technology-driven onboarding framework to facilitate efficient digital account opening across our global brokerage operations. Prospective customers may apply directly through the Webull platform by submitting required personal, financial, and identification information in a fully digital format.

Our onboarding systems integrate automated data validation tools and identity verification technologies to streamline the application process. These systems are designed to identify incomplete or inconsistent information and route applications for manual review when appropriate. The majority of applications are processed in near real time, with approvals typically occurring within minutes unless additional review is required. Prior to funding, we verify linked bank accounts, allowing customers to deposit funds and begin trading promptly after approval.

Across jurisdictions, our onboarding processes incorporate localized requirements while maintaining a consistent customer experience. In certain markets, we utilize biometric verification, government-backed digital identity platforms, bank account verification controls, or minimum funding thresholds as part of the account activation process. Customers seeking access to more complex products, such as options trading, complete a supplemental application that is evaluated through additional review layers within our platform. This technology-assisted framework enables efficient onboarding while maintaining operational oversight and structured exception handling across our international markets.

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

For Webull Financial, our system is designed to ensure that customers’ trading activities are compliant with Regulation T, our own margin trading rules, and our clearing partner’s trading rules, to the extent we utilize our clearing partner as a funding source, the applicable requirements of our clearing arrangements. In general, we institute margin calls if a margin customer’s account margin ratio falls below certain thresholds established by us and, where applicable, our clearing partner. We monitor customer balances on both an end-of-day and intra-day basis and issue margin calls where required. By our rules, customers whose equity percentage falls below 25% will receive an alert that asks them to deposit more funds or sell securities to bring their equity percentage above 25%. Once a margin call is initiated, it must be met by the applicable due date or on demand, and no new positions are allowed if a customer has an outstanding margin call. If the customer is unable to satisfy the margin call requirement within certain time limits, our risk control team may liquidate their securities positions to ensure margin compliance. Our platform also enables our customers to monitor the value of their collateral in real-time during the trade period and provides automated warning messages when they approach their margin limits, allowing them to proactively manage their margin positions. We also take into account the risk of options exercising when determining whether to issue margin calls or make forced liquidations.

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

Our Licenses and Applicable Jurisdictions

We conduct licensed brokerage operations across multiple jurisdictions and are subject to extensive regulatory oversight in each market in which we operate. We currently hold twelve broker-dealer licenses, approvals or registrations across North America, Asia Pacific, Europe, and Africa. We are in the process of securing additional licenses in Latin America, and may seek additional licenses, approvals or registrations in other jurisdictions in the future.

Operating across multiple regulatory regimes requires adherence to complex and evolving compliance standards, including licensing conditions, capital requirements, conduct rules, client asset protection frameworks, reporting obligations, and financial crime prevention regulations. We have established a structured global compliance framework designed to operate effectively within this multi-jurisdictional environment.

Each regulated entity maintains a dedicated compliance function comprised of professionals with deep expertise in the local laws, regulatory expectations, and supervisory practices of their respective jurisdictions. These teams are embedded within the business and are responsible for implementing jurisdiction-specific compliance policies and procedures, overseeing regulatory reporting, managing examinations and regulatory interactions, monitoring legal and regulatory developments, and elevating material matters to senior management and the board as appropriate. This localized approach allows us to respond efficiently to regulatory developments while maintaining a consistent global governance standard.

As part of our broader compliance infrastructure, we maintain customer onboarding, identity verification, anti-money laundering and sanctions compliance controls tailored to the requirements of each jurisdiction. These processes combine automated and manual review mechanisms, screening against relevant sanctions and politically exposed persons databases, and enhanced due diligence measures for higher-risk customers. Our compliance teams oversee these controls to ensure alignment with applicable regulatory requirements and supervisory expectations across our markets.

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

Intellectual Property

We highly value our intellectual property, which is fundamental to our success and competitiveness. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. As of December 31, 2025, we have registered 22 patents, 113 trademarks and 118 software copyrights.

Under the employment agreements we enter into with our employees, they acknowledge that the intellectual property developed by them in connection with their employment with us, including our in-house developed technology and know-how, are our property.

Insurance

We maintain various insurance policies in connection with our brokerage and related businesses, including cybersecurity insurance, fraud coverage, directors and officers liability insurance, errors and omissions (E&O) insurance, and general property insurance. While we believe our insurance coverage is appropriate for our current business operations, such insurance may not be sufficient to cover all potential losses, and certain types of losses may not be covered. Accordingly, our insurance coverage does not eliminate all risks associated with our business activities.

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

Our Regulated U.S. Entities

Webull Financial

Webull Financial LLC, or Webull Financial, is a broker-dealer and government securities broker registered with the SEC. Webull Financial has authority to conduct the following types of business:

(i)	broker retailing corporate equity securities over-the-counter;

(ii)	broker selling corporate debt securities;

(iii)	underwriter or selling group participant (corporate securities other than mutual funds), including firm commitment offerings;

(iv)	mutual fund retailer;

(v)	U.S. government securities broker;

(vi)	private placement of securities;

(vii)	put and call (options) broker;

(viii)	non-exchange member arranging for transactions in listed securities by exchange member;

(ix)	trading securities for own account;

(x)	trading international securities;

(xi)	clearing transactions through an omnibus account maintained at another broker dealer;

(xii)	offering tokenized versions of equity securities for which the underlying securities are held in DTC custody.

Additionally, Webull Financial is registered with the Commodity Futures Trading Commission (“CFTC”) as a Futures Commission Merchant, and is a member of the National Futures Association (“NFA”), an SRO that regulates CFTC registrants.

Webull Pay LLC

Webull Pay LLC supports cryptocurrency trading services offered to customers in the United States through the Webull platform. Webull Pay holds Money Transmitter Licenses in the U.S. jurisdictions that require licensure under applicable money transmission laws and is currently applying for a Virtual Currency Business Activity License (BitLicense) from the New York State Department of Financial Services.

Webull Pay and certain of our international subsidiaries facilitate customer access to cryptocurrency trading through regulated third-party service providers that execute, clear, and custody digital asset transactions.

In the United States, cryptocurrency trading is supported through arrangements with licensed third-party providers. In most U.S. jurisdictions, we utilize Coinbase to provide trade execution and custody services. In New York, cryptocurrency trading is conducted under a fully disclosed arrangement with Bakkt Crypto, which holds the requisite regulatory approvals to provide digital asset services to New York residents.

Outside of the United States, cryptocurrency trading is offered in select jurisdictions through locally regulated Webull entities, including Australia and Brazil. In these markets, digital asset trading services are provided pursuant to applicable local regulatory frameworks and through arrangements with authorized service providers.

Under these arrangements:

●	Customers access cryptocurrency trading through the Webull platform.

●	Orders are executed and cleared by the applicable licensed service provider.

●	Custody of customer digital assets is maintained by the authorized provider.

●	Webull provides the customer interface, technology integration, and related operational support.

Cryptocurrency activities are subject to ongoing regulatory oversight in the jurisdictions in which they are offered, including requirements relating to financial crime prevention, customer protection, reporting, information security, and operational resilience. We monitor regulatory developments and adjust our compliance frameworks as appropriate.

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

Bulk Data Transfer Rule

The U.S. Department of Justice (DOJ) has adopted regulations implementing Executive Order 14117, which prevents access to bulk U.S. sensitive personal data, including personal financial information, by countries of concern or covered persons as defined in the regulations. Civil monetary penalties and criminal penalties may be imposed for violations.

Non-U.S. Regulation

Our non-U.S. subsidiaries are subject to extensive regulation in the various jurisdictions in which they operate. For information regarding our non-U.S. licensed subsidiaries, see “— Risk Management — Our Licenses and Applicable Jurisdictions”. For information regarding regulatory capital requirements related to our non-U.S. subsidiaries, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Regulatory Capital Requirements.”

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

To facilitate our global expansion, we have obtained twelve broker-dealer licenses, approvals or registrations across North America, Asia Pacific, Europe, and Africa, and are in the process of securing additional licenses in Latin America. As we continue to expand our business globally, we will incorporate or acquire subsidiaries and obtain required licenses and approvals for our operations in additional jurisdictions.

In July 2023, we spun off Webull Pay LLC, together with its digital assets business, into a separate entity outside of the Webull Corporation group. On July 11, 2025, Webull entered into a business combination agreement with Feather Sound II Inc., a direct wholly owned subsidiary of Webull and Webull Pay Inc., the parent company of Webull Pay LLC, pursuant to which Webull Pay Inc. would merge with and into Feather Sound II Inc., with Webull Pay Inc. surviving as a direct wholly owned subsidiary of Webull. On September 26, 2025, Webull completed the Webull Pay Transaction, thereby reintegrating the digital assets business into the Webull Corporation group. For additional information regarding the Webull Pay Business Combination, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Business Combination Related Agreements — Webull Pay Business Combination.”

The following diagram illustrates our corporate structure, including our principal broker-dealer entities and other subsidiaries as of March 31, 2026:

D. Property, Plants and Equipment

Our principal operations center is located in St. Petersburg, Florida, while our principal research and development center is located in Changsha, China. We completed the purchase of an office building in St. Petersburg, Florida with 157,755 usable square feet in November 2022. Our Changsha research and development center is presently located on leased premises occupying 84,295 square feet. In December 2023, we entered into a land use agreement with City of Changsha for the right to use 288,680 square feet of land for the purpose of constructing a new research and development facility. Construction of the new facility commenced in October 2025, and structural completion is expected by the end of 2026. The new facility is expected to have a total planned gross floor area of 516,442 square feet.

In addition, we also have leased offices and facilities in New York, Toronto, Hangzhou, Hong Kong, Singapore, Tokyo, Sydney, Jakarta, Kuala Lumpur, Bangkok, London, Amsterdam, Johannesburg, Mexico City, and Sao Paulo, totaling 66,634 square feet in aggregate.

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

On April 10, 2025, the Company closed the Business Combination and the related transactions described elsewhere in this Report. The discussion should be read together with (i) the financial statements of Webull as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and the related notes thereto, included elsewhere in this Report.

Webull’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Item 3. Key Information — D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report. Certain amounts may not foot due to rounding.

Overview

Webull is a digital investment platform built upon a next-generation global infrastructure. We provide our customers with extensive products, features and functions that go beyond what is offered by most retail investment platforms in the markets today. The Webull platform is specifically designed and developed for our target demographic of young and digitally-savvy retail investors. We believe we are the platform of choice for this new generation of retail investors, whose demands for diverse investment products, mobile-first interface, around-the-clock availability, instant and in-depth market data, and social features may be prohibitively expensive for traditional investment platforms. We pride ourselves in the professional grade trading and investment features we offer. Though we may not be the place where our customers first learn about investing, we aim to be the platform they graduate into as they become more informed about investing. Our customers are primarily millennials and Gen Zs, and 68% report having prior investing experience before opening an account with us as of December 31, 2025. Our young customers provide us with opportunities to grow with and continue to serve them over the next several decades as their trusted lifelong investment partner.

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

We serve our customers through a global platform built around self-directed trading and provide our users access to market data from a broad range of exchanges worldwide as of December 31, 2025. Our freely available information and analytics, coupled with our open digital community features, foster a virtual trading floor experience similar to Wall Street and Canary Wharf where investment theses are freely exchanged and debated with the most popular ideas rising to the surface. Armed with these tools and the Webull Community, experienced and novice investors alike can learn and develop the confidence and ability to grow their personal wealth. While our core product offering is designed for the self-directed retail investor, we have recently added a number of wealth management services catered to those customers who prefer a more passive investment solution. We strive to make Webull the platform of choice for everyone who takes investing seriously.

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

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Registered users(1) (in millions)	17.3	18.3	19	19.8	20.6	21.1	22.1	23.3	24.1	24.9	25.9	26.8
Funded accounts(2) (in millions)	3.9	4.1	4.1	4.3	4.3	4.4	4.5	4.7	4.7	4.7	4.9	5.0
Quarterly retention rate(3)	98%	97.5%	97.4%	98.2%	97.3%	97.9%	98.4%	98.3%	97.5%	97.1%	97.7%	96.9%
Customer assets(4) (US$ in billions)	6.9	7.5	7.2	8.2	8.7	9.7	11.5	13.6	12.6	15.9	21.2	24.6
DARTs(5) (in thousands)	705	639	603	560	640	646	707	777	924	1008	1101	1202
Equity notional volume(6) (US$ in billions)	96	90	93	92	111	102	119	128	128	161	204	239
Options contracts(7) (in millions)	104	105	113	108	112	118	119	112	121	127	147	154

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

(4)

Customer assets refer to the sum of the fair value of all equities, ETFs, options, warrants, futures, digital assets and cash held by customers in their Webull brokerage accounts, net of customer margin balances, as of the record date. While customer assets are significantly impacted by mark-to-market valuations of customers’ investments, we consider customer assets an important metric as growth in customer assets generally leads to an increase in trading volumes and revenue.

(5)	DARTs refer to daily average revenue trades, which is the number of customer trades executed during a given period divided by the number of trading days in that period. DARTs provide us information on how active our customers trade. A limitation of this metric is that it does not capture the size of the trade and revenue per trade varies significantly depending on size and type of trades.

(6)	Equity notional volume refers to the aggregate dollar value (purchase price or sale price as applicable) of trades executed over a specified period of time. Equity notional volume directly drives our equities trading revenue, as we earn payment for order flow or commissions for customers’ equities trades based on a percentage of notional value. However, equity notional volume is highly sensitive to market conditions in the short-term which makes predicting our equity trading revenue with precision difficult.

(7)	Options contracts refer to the total number of options contracts bought or sold over a specified period of time. Options contracts traded directly drive our options trading revenue, as we earn payment for order flow or commissions for customers’ options trades on a per contract basis. However, options contracts traded is highly sensitive to market conditions in the short-term which makes predicting our options trading revenue with precision difficult.

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Key Financial Metrics
Total revenues	389,603	390,230	570,996
Net income (loss) attributable to the Company	6,069	(22,694)	24,771
Adjusted operating expenses (non-GAAP)(1)	337,211	371,995	460,725
Adjusted operating profit (non-GAAP)(2)	52,392	18,234	110,272
Adjusted net income (loss) (non-GAAP)(3)	37,777	7,921	84,242

Note:

(1)	Adjusted operating expenses, a non-GAAP financial measure, represent total operating expenses excluding share-based compensation expense and one-time transactions.

(2)	Adjusted operating profit, a non-GAAP financial measure, represents income (loss) from continuing operations, before income taxes, excluding share-based compensation expense, one-time transactions and other expense, net.

(3)	Adjusted net income, a non-GAAP financial measure, represents net income (loss) attributable to the Company excluding share-based compensation expense, foreign currency transaction gains and losses and one-time transactions.

Key Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors driving the capital markets, digital trading and investment, and other industries in our markets, including demographic and macroeconomic growth, technology adoption trends, and the digital transformation of financial service industries. In addition, we believe our results of operations and financial performance are directly affected by certain factors specific to us, including the following:

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

Our ability to engage and monetize our customers

We have a highly engaged customer base, which contributed to significant increases in trading volume on our platform. As we enrich our product and service offerings, we believe there is significant opportunity to further engage our customers and increase their usage of our platform. Since the launch of our Webull App in the United States in 2018, we have added a wide selection of features, products and services in response to customer demands including ETFs, options, fractional shares and futures trading as well as cash sweep, margin financing, stock lending, retirement accounts, and syndicate services. We have also created a robust community of investors by embedding social media tools and user-generated content into our platform. Our Webull Community complements the investing tools, education, market data, and insight we provide and in turn drives customer engagement and retention. Furthermore, we are constantly improving our existing features, products and services in response to customer feedback and keep our customers engaged. For example, we rolled out “Webull Lite” in April 2024, an easier-to-use version of the Webull App designed to better serve customers who are new to investing and preferred a more simplified experience.

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

Our ability to expand globally

We see significant market opportunities globally in the digital brokerage industry. Our proven track record of successful execution in the United States provides us with a strong brand and a tested strategy for expansion to other markets. Our centrally-developed platform is designed to be seamlessly deployed across different markets, and we believe our highly scalable technology infrastructure will allow us to continue to penetrate new markets with moderate investment and marginal cost. Additionally, our strong localization capabilities enable us to better understand local market characteristics as well as the varying needs of local customers, which give us a significant competitive advantage as we continue to expand across the globe. In addition to the U.S. market, we have launched our licensed brokerage business across North America, Asia Pacific, Europe, and Africa, and are in the process of securing additional licenses in Latin America. We believe a global footprint will enable us to capture the significant potential of underserved markets, creating opportunities for our sustainable growth and business prospects.

Optimization of our operating expenses

Our results of operations depend in part on our ability to manage our operating expenses, especially our marketing and branding expenses. We have invested significantly in marketing and branding to attract customers and sustain our growth. We utilize various marketing tools to attract new customers, such as Webull Referral Program and paid advertising. In 2023, 2024 and 2025, our marketing and branding expenses amounted to $152.3 million, $138.7 million and $135.9 million, respectively. Our ability to lower such expenses as a percentage of our total revenues depends on our ability to improve customer acquisition efficiency.

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

As our business further grows in scale, we expect our operating expenses to increase in absolute amounts in the foreseeable future. Nevertheless, with our continuous growth in scale and further optimization of our operational capabilities, including through the adoption and implementation of artificial intelligence across our business operations, we believe our continued commitment to operational efficiency and investment in technology will fuel our growth, and reinforce economies of scale to optimize our operating margin.

Macroenvironment and conditions

Investment behavior of our customers is affected by the overall macroenvironment, including economic, regulatory and market events and conditions, all of which are beyond our control. In particular, tariffs, inflation, tax rates, fluctuations in interest rates and any other unfavorable changes in market conditions can have a material impact on investor sentiment and trading volume, resulting in fluctuation in our trading revenues and interest related revenues.

Key Components of Results of Operations

Revenues

We generate revenues primarily from our equity and option order flow rebates and interest related income. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	(in thousands)
Revenues:
Equity and option order flow rebates	192,233	49.3%	197,070	50.5%	304,127	53.3%
Interest related income	155,792	40.0%	130,452	33.4%	154,256	27.0%
Handling charge income(1)	30,678	7.9%	49,045	12.6%	87,294	15.3%
Other revenues(1)	10,900	2.8%	13,663	3.5%	25,319	4.4%
Total revenues	389,603	100.0%	390,230	100.0%	570,996	100.0%

Note:

(1)	Promotional expenses paid to certain of our customers are required to be recorded as a reduction of revenue, rather than as a marketing and branding expense. For the years ended December 31, 2023, 2024 and 2025, we recorded $0.52 million, $3.6 million and $19.8 million, respectively, in promotional expenses as a reduction to handling charge income. In addition, we recorded $1.3 million in promotional expenses as a reduction to other revenues for the year ended December 31, 2025. No such reduction was recorded to other revenues for the years ended December 31, 2023 and 2024.

The following table sets forth a breakdown of our revenues generated from trading activities for each of the key types of assets traded on our platform for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Revenues generated from trading activities for:
Equities	51,223	61,435	94,163
Options(1)	169,241	164,017	237,542
Total	220,464	225,452	331,705

Note:

(1)	The revenues generated from trading activities for options also included option handling income, which amounted to $28.2 million, $28.4 million and $27.6 million for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table sets forth a breakdown of our revenues generated from external customers, excluding interest income arising from our corporate bank deposits, by geographic region for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Revenues:
United States	363,746	355,022	516,465
Canada	-	1,654	8,305
Hong Kong	5,067	6,692	6,770
Singapore	5,591	10,923	13,155
Others	366	3,015	11,338
Total	374,770	377,306	556,033

Note:

(1)	The revenues from external customers does not include interest income arising from our corporate bank deposits, which amounted to $14.8 million, $12.9 million and $14.9 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Our revenues from external customers amounted to $374.8 million, $377.3 million and $556.0 million in 2023, 2024 and 2025, respectively. The revenues from external customers in various geographic locations are attributable to the operating performance in those markets. Our external revenue attributable to the United States increased by $161.4 million from 2024, primarily a result of increases in (i) equity and option order flow income of $104.9 million; (ii) interest related income, excluding corporate interest, of $19.4 million; and handling charge income of $22.5 million, respectively. See Results of Operations section for further information on the revenue changes we experienced for the years ended 2023, 2024, and 2025.

Our external revenues from markets outside the United States increased $17.3 million from 2024 driven by continued expansion of our existing business, entry into new markets and strengthening of our market position.

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

The following table sets forth a breakdown of our equity and option order flow rebates by asset type for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Equity and option order flow rebates
Option order flow rebates	141,010	135,634	209,964
Equity order flow rebates	51,223	61,436	94,163
Total	192,233	197,070	304,127

Interest related income

Interest related income primarily consists of revenues generated from (i) stock lending services, (ii) margin financing services, (iii) interest income from customers’ bank deposits, and (iv) interest income from our own corporate bank deposits.

We received a significant portion our interest related income from our clearing partner. In 2023, 2024 and 2025, interest from our clearing partner represented 80.5%, 48.4%, and 31.9% of total interest income, respectively. Interest related income from stock lending is generated from our clearing partner’s fully paid stock lending program, through which our clearing partner provides us with a portion of the fees it generates from the program, and revenue is recognized over the period that the lending activities are outstanding. Interest related income from margin financing is related to the margin loans provided by our clearing partner to our platform users’ fully disclosed accounts as well the margin loans we provide to our platform users’ who have an omnibus account with us, and revenue is recognized over the period during which the margin loans are outstanding.

Additionally, a portion of our interest income is generated from customers’ bank deposits and our own bank deposits, and is recorded on an accrual basis using the effective interest method.

The following table sets forth the components of our interest related income for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Interest related income
Interest related income from stock lending	56,052	26,090	28,531
Interest related income from margin financing	23,227	29,962	39,203
Interest income from customer bank deposits	61,680	61,476	71,559
Interest income from corporate bank deposits	14,833	12,924	14,963
Total	155,792	130,452	154,256

The following table summarizes interest-earning assets, the revenue generated by these assets, and their respective yields for the years ended December 31, 2025, 2024 and 2023.

	(in thousands)
	Corporate Bank Deposits	Customer Bank Deposits(1)	Margin Lending(2)	Fully Paid Securities Lending(3)	Total Interest Income
2025
Interest income	$14,963	$71,559	$39,203	$28,531	$154,256
Average balance(4)	$464,412	$3,407,916	$542,385	$5,969,363
Annual yield(5)	3.22%	2.10%	7.23%	0.48%
2024
Interest income	$12,924	$61,476	$29,962	$26,090	$130,452
Average balance(4)	$344,029	$2,406,173	$357,880	$3,521,036
Annual yield(5)	3.76%	2.55%	8.37%	0.74%
2023
Interest income	$14,833	$61,680	$23,227	$56,052	$155,792
Average balance(4)	$401,177	$1,612,125	$261,077	$3,436,917
Annual yield(5)	3.70%	3.83%	8.90%	1.63%

Notes:

(1)	Includes cash and cash equivalents segregated under federal and foreign requirements, customers’ cash that is participating in our off-balance sheet cash sweep program, and cash of our platform users who are on a fully introduced basis with Apex Clearing.

(2)	Balance includes both our on-balance sheet margin loans and the off-balance sheet margin loans of our platform users’ that are administered on a fully-introduced basis with Apex Clearing.

(3)	Balance represents the value of the platform users’ securities that are enrolled in Apex Clearing’s fully paid stock lending program on either a fully-introduced or on an omnibus basis.

(4)	Represents the average of month-end balances for the year.

(5)	Annual yield is calculated by dividing revenue for the year by the applicable average balance.

Corporate Bank Deposits — Although our average corporate cash balances decreased from 2022, the impact of the higher average federal funds rate in 2023 led to the increase of $10.5 million in interest revenue on our corporate cash. In 2024, interest income on our corporate cash decreased $1.9 million as a result of our lower average corporate cash balances. In 2025, interest income on our corporate cash increased $2.0 million as a result of higher average corporate cash balances. Our average corporate cash increased due to various equity financing transactions we entered during 2025.

Customer Bank Deposits — Our customer bank deposit growth is attributable to the growth in our funded accounts between 2022 and 2025. We experienced an increase in interest income on customer bank deposits of $42.6 million between 2022 and 2023 due to the impact of the higher average federal funds rate in 2023.  Our interest income on customer bank deposits remained consistent between 2023 and 2024 despite growth in our average customer bank deposit balances as a result of launching our off-balance sheet sweep program in April 2023. The launch of our off-balance sheet sweep program had the effect of lowering our annual yield from 3.83% during 2023 to 2.55% during 2024. In 2025, our interest on customer deposits increased $10.1 million due to higher average customer cash deposits. Our annual yield slightly decreased from 2.55% during 2024 to 2.10% during 2025 due to a lower average federal funds rate in 2025.

Margin Balances — Our margin interest income was comparable between 2022 and 2023 despite a decrease in the average margin balance as a result of higher average margin rates charged to customers during 2023 in response to higher interest rate environment. During 2024, our margin interest income increased $6.7 million, as compared to 2023. The increase in our margin interest income was due to higher average margin balances between the periods. Our estimated annual yield between the periods slightly decreased from 8.90% to 8.37% because of a shift in average margin balances from margin loan tiers with higher annual margin rates to margin loan tiers with lower annual margin rates. In 2025, our margin interest income increased $9.2 million, as compared to 2024. The increase in our margin interest income was due to higher average margin balances between the periods. Our estimated annual yield between 2024 and 2025 decreased from 8.37% to 7.23% as a result of a lower average federal funds rate in 2025 as well as more our margin customers subscribing to our premium subscription service that offers lower margin rates to subscribers.

Fully Paid Securities Lending — Interest income from the fully paid securities lending program is difficult to predict as the general demand for borrowing stocks is highly impacted by overall market conditions. Also, hard to borrow stocks can cause volatility in the rate earned between periods. For 2024, our fully paid securities lending income decreased $29.9 million, as compared to 2023. The decrease is primarily due to the migration of our U.S. client accounts to an omnibus clearing arrangement with Apex Clearing, as fully paid stock lending was not available to such migrated accounts for the majority of the year. We had more client accounts on an omnibus clearing arrangement with Apex Clearing during 2024 than compared to 2023. Starting in August 2024, fully paid stock lending became available for our omnibus accounts. For 2025, our fully paid securities lending income increased $2.4 million mainly due to our omnibus accounts having access to our fully paid stock lending program for the entire year.

Handling charge income — Our handling charge income primarily includes our commissions and platform trading fees charged to customers of our foreign broker-dealers as well as other trade fees charged to customers which represent pass-thru of trading fees charged to us by regulatory authorities and exchange fees passed through to us by market makers. Such fees may include SEC fees, OCC fees, and per contract charges for index options.

Other revenues

The following table sets forth the components of our other revenues for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Other Revenues
Data subscription income	6,756	7,236	8,036
Co-marketing income	487	225	-
Syndicate fees	955	968	2,106
Lease income	1,102	1,136	1,203
Foreign exchange fees	22	1,275	3,817
Non-trading rebates	-	-	5,555
Proxy income	681	2,623	3,423
Other	897	200	1,180
Total	10,900	13,663	25,320

Revenue from data subscription services represents subscription by our users to our market information services. We provide advanced quotation services, such as Level 2 Advance powered by Nasdaq TotalView, for which our customers subscribe on a monthly basis.

Revenue from co-marketing services is primarily derived from our co-marketing services provided to Nasdaq and Cboe. In 2020, we entered into a service agreement with Nasdaq, pursuant to which Nasdaq granted us a license to receive and use Nasdaq’s proprietary data products in accordance with Nasdaq’s requirements. By presenting the underlying market data and information from Nasdaq on our platform, we functionally promote such data products for Nasdaq and therefore receive incentives from Nasdaq for the marketing and promotion effects we bring to Nasdaq. In 2021, we entered into a sponsored content agreement with Cboe whereby Cboe provides us sponsored content to market and promote Cboe securities products and services. We receive incentive payments that are based upon the level of our marketing and promotional spend. Our service agreement with Nasdaq expired in July 2023 and our agreement with Cboe expired in August 2024.

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

Revenue from foreign exchange fees consist of the fee we charge to convert a platform user’s domestic currency into a foreign currency to facilitate the platform user’s purchase of securities in foreign markets, and, conversely, the fee we charge to convert proceeds from the sale of securities in foreign markets to the platform user’s domestic currency. Revenue is recognized once the foreign exchange transaction is completed.

Revenue from non-trading rebates represents rebates we receive from our banking partner in connection with our debit card funding and withdrawal feature offered to our platform users. The rebate is earned upon settlement of the debit card transaction.

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

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	$	%	$	%	$	%
	(in thousands)
Operating expenses
Brokerage and transaction	66,419	18.1%	79,307	19.6%	128,749	25.1%
Technology and development	52,156	14.2%	63,840	15.8%	79,184	15.4%
Marketing and branding	152,258	41.5%	138,721	34.3%	135,947	26.5%
General and administrative	95,790	26.2%	122,715	30.3%	168,643	33.0%
Total operating expenses	366,623	100.0%	404,583	100.0%	512,523	100.0%

Brokerage and transaction

Brokerage and transaction expenses primarily consist of clearing and operation costs, market information and data fees, and handling charge expenses. Our clearing and operation costs accounted for 66.0%, 66.5% and 65.0% of our brokerage and transaction expenses in 2023, 2024 and 2025, respectively. The following table sets forth the components of our brokerage and transaction expenses for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Brokerage and transaction
Clearing and operation costs	43,833	52,722	83,591
Market information and data fees	12,721	16,056	22,676
Handling charge expenses	9,865	10,529	22,482
Total	66,419	79,307	128,749

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

The following table sets forth the components of our technology and development expenses for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Technology and development
Employee compensation benefits	35,112	43,400	55,559
Cloud services fees	11,806	13,280	14,316
System costs	5,238	7,160	9,309
Total	52,156	63,840	79,184

Marketing and branding

Marketing and branding expenses primarily consist of advertising and promotion costs, costs of free stock promotions, and expenses for personnel engaged in marketing and business development activities. The following table sets forth the components of our marketing and branding expenses for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Marketing and branding
Advertising and promotions	92,182	108,191	111,073
Free stock promotions	55,226	23,980	14,771
Employee compensation and benefits	4,850	6,550	10,103
Total	152,258	138,721	135,947

Our advertising and promotion costs represent our expenditures in advertising marketing and branding activities. As a digital trading platform, the vast majority of our advertising and promotion costs are incurred for digital advertising such as paid search on search engines and paid social advertising on social network platforms. In 2023, 2024 and 2025, we spent a total of $58.7 million, $61.9 million and $59.3 million on paid search and paid social advertising, respectively. In addition, starting in 2021, we also increased our spending on branding activities to promote awareness of the Webull brand globally. Specifically, we entered into a global multi-year agreement with Brooklyn Nets, LLC and its affiliates in September 2021, pursuant to which were are obliged to pay an aggregate of $90 million in non-refundable fees over the following three years for the placement of a “Webull”-branded patch on Brooklyn Nets game jerseys. In 2023 and 2024, we recognized $30.1 million and $24.8 million, respectively, in advertising and promotion costs attributable to the Brooklyn Nets sponsorship. The Brooklyn Nets sponsorship ended during September 2024; therefore, no such costs were incurred in 2025.

Since 2023 the cost of our free stock promotions have continued to decreased as we have shifted to higher return promotions that drive AUM growth, such as offering a cash bonus match on new cash deposits and asset transfers that are not payable until after the cash deposit or asset transfer has been maintained for a required length of time. The expense of free stock promotions is determined when an eligible customers receive their free stock and is based upon the fair value of the stock transferred to the customer. We acquire the stock after the stock rewards are claimed. At the time eligible customers claim their free stock rewards, they become entitled to those free stock rewards and we assign the specific stocks to the users using an algorithm. At market close on each trading day, we use a designated account that we have established with our clearing partner to purchase all of the award stocks claimed prior to the market close and our clearing partner executes and settles such purchases.

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

We record the cost of acquiring the stock rewards as marketing and branding expenses within our statement of operations and comprehensive (loss) income. At each reporting period, an estimated accrual for unsettled stock award is recorded as a liability with corresponding accrued marketing expense. Any changes to the fair value of the stock award from the accrual to the time the security is transferred to the customer’s account at our clearing broker is recorded as marketing expense. However, we are required to account for free stock and cash promotions paid to certain of our platform users who are determined to be customers as a reduction in revenue, rather than as a marketing and branding expense. For the years ended December 31, 2023, 2024 and 2025, we classified $0.52 million, $3.6 million and $21.2 million, respectively, of promotional expenses as a reduction to revenue.

Our marketing and branding expenses also include the compensation to our referral partners. Our referral partners are opinion leaders and other third-party organizations/forums, generally influential individuals, who primarily utilize social media to express views and values, demonstrate professional competence, and maintain a network of followers. We compensate our referral partners for each new user that uses the referral partner’s event-specific link to open and fund a Webull brokerage account with a minimum deposit amount, the total compensation for whom depends on the size of the referral partners’ network of followers and the effect of the marketing activities. We primarily compensate our referral partners by free stocks transferred into their Webull accounts, which are recorded as our costs of free stock promotions, and to a much lesser extent, cash, which is recorded as our advertising and promotion costs. In 2023, 2024 and 2025, the total expenses recognized for our referral partners, including the compensation recognized as our costs of free stock promotions and our advertising and promotion costs, amounted to $10.3 million, $9.4 million and $9.9 million, respectively.

General and administrative

General and administrative expenses primarily consist of employee compensation and benefits, professional services, compliance fees, rental payments on office and related occupancy costs and depreciation and amortization. The following table sets forth the components of our general and administrative expenses for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
General and administrative
Employee compensation and benefits	61,466	77,187	104,600
Compliance fees	8,740	11,213	13,065
Office related	10,078	14,678	27,834
Professional services	9,966	18,337	15,943
Depreciation and amortization	4,676	3,010	3,234
Other	864	2,382	3,966
Total	95,790	122,715	168,642

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains, and the Cayman Islands currently has no form of estate duty, inheritance tax or gift tax. In 2025, we applied for and received under the Tax Concessions Law an undertaking exempting us from any tax on profits, income, gains, or appreciation that might be introduced for twenty years. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands currently does not impose withholding tax on dividend payments.

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

Non-GAAP Financial Measures

We use adjusted operating expenses, adjusted operating profit and adjusted net income, all non-GAAP financial measures, to evaluate our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent total operating expenses excluding share-based compensation expense and one-time transactions. Adjusted operating profit represents income (loss) from continuing operations, before income taxes, excluding share-based compensation expenses, one-time transactions, and other expense, net. Adjusted net income represents net income attributable to the Company, excluding share-based compensation expense, foreign currency transaction gains and losses and one-time transactions.

We believe that adjusted operating expenses, adjusted operating profit and adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in operating expenses, income from continuing operations, before income taxes, and net income attributable to the Company. We believe that adjusted operating expenses, adjusted operating profit and adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted operating expenses, adjusted operating profit and adjusted net income should not be considered in isolation or construed as an alternative to total operating expenses, income from continuing operations, before income taxes and net income attributable to the Company or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted operating expenses, adjusted operating income and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of our adjusted operating expenses.

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Total operating expenses (GAAP)	366,623	404,583	512,523
Less: Share-based compensation expense	29,412	32,588	43,873
One-time transaction:
Less: Webull Pay transaction related employee distributions	-	-	7,925
Adjusted operating expenses (Non-GAAP)	337,211	371,995	460,725

The table below sets forth a reconciliation of our adjusted operating profit to income (loss) from continuing operations, before income taxes.

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Income (loss) from continuing operations, before income taxes (GAAP)	20,178	(12,051)	45,198
Add: Other expense (income), net	2,801	(2,303)	13,275
Add: Share-based compensation expense	29,412	32,588	43,873
One-time transaction:
Add: Webull Pay transaction related employee distributions	-	-	7,925
Adjusted operating profit (Non-GAAP)	52,391	18,234	110,271

The table below sets forth a reconciliation of our adjusted net income to net income (loss) attributable to the Company for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Net income (loss) attributable to the Company (GAAP)	6,069	(22,694)	24,771
Add: Share-based compensation	29,412	32,588	43,873
Add: Foreign currency transaction losses (gains)	2,296	(1,973)	12,192
One-time transactions:
Add: Equity offering costs	-	-	10,977
Add: Webull Pay transaction related employee distributions	-	-	7,925
Less: Gain from Webull Pay step-acquisition	-	-	(15,496)
Adjusted net income (loss) (Non-GAAP)	37,777	7,921	84,242

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Revenues
Equity and option order flow rebates	192,233	197,070	304,127
Interest related income	155,792	130,452	154,256
Handling charge income	30,678	49,045	87,294
Other revenues	10,900	13,663	25,319
Total revenues	389,603	390,230	570,996
Operating expenses(1)
Brokerage and transaction	66,419	79,307	128,749
Technology and development	52,156	63,840	79,184
Marketing and branding	152,258	138,721	135,947
General and administrative	95,790	122,715	168,643
Total operating expenses	366,623	404,583	512,523
Other expense (income), net	2,801	(2,303)	13,275
Income (loss) from continuing operations, before income taxes	20,179	(12,050)	45,198
Provision for income taxes	16,141	13,824	20,832
Income (loss) from continuing operations, net of tax	4,038	(25,874)	24,366
Income from discontinued operations, net of tax	1,784	2,691	-
Net income (loss)	5,822	(23,183)	24,366
Less net loss attributable to noncontrolling interest	(247)	(489)	(405)
Net income (loss) attributable to the Company	6,069	(22,694)	24,771
Preferred shares redemption value accretion	(340,080)	(495,088)	(21,703)
Fair value of ordinary shares issued to preferred shareholders	-	-	(513,081)
Fair value of ordinary share warrants issued to preferred shareholders	-	-	(15,600)
Excess carrying value of preferred shares repurchased	-	-	38,094
Net loss attributable to ordinary shareholders	(334,011)	(517,782)	(487,519)

Note:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Technology and development	7,749	8,290	5,953
Marketing and branding	1,699	2,028	2,018
General and administrative	19,964	22,269	35,902
Total	29,412	32,587	43,873

Period Ended December 31, 2025 Compared to Period Ended December 31, 2024

Revenues

Our total revenues increased by $180.8 million from $390.2 million for the year ended December 31, 2024 to $571 million for the year ended December 31, 2025, primarily due to increases in equity and option order flow rebates, stock lending income, margin financing interest, customer bank deposit interest, platform and trading fees, and other income of $107.1 million, $2.4 million, $9.2 million, $10.1 million, $39.1 million and $11.7 million, respectively. The reasons for the changes are discussed below:

Option order flow rebates. Our option order flow rebates increased $74.3 million for the year ended December 31, 2025 as compared to the same prior year period. The increase is primarily due to (i) our option contract volume increasing by 88 million contracts between the periods and (ii) our improved rate card with market makers and liquidity providers that was implemented in the third quarter of 2024 and in effect for all of 2025.

Equity order flow rebates. Our equity order flow rebates increased $32.7 million for the year ended December 31, 2025 as compared to the same prior period as a result of an increase of $272 billion in equity trading notional value between the periods.

Stock lending income. Our stock lending income increased $2.4 million for the year ended December 31, 2025 as compared to the same prior year period. The increase was mainly due to our omnibus accounts having access to our fully paid stock lending program for the entire year. Omnibus accounts were able to participate in the fully paid stock lending program beginning in August 2024.

Margin finance interest. Our margin finance interest increased $9.2 million during the year ended December 31, 2025 as compared to the same prior year period as a result of higher average margin balances between the periods.

Customer bank deposit interest. Our interest income on customer bank deposits increased $10.1 million during 2025 due to higher average customer cash balances. Our annual yield slightly decreased from 2.55% during 2024 to 2.10% during 2025 as a result of lower average federal funds rate in 2025.

Platform and trading fees. Our platform and trading fees increased $39.1 million during the year ended December 31, 2025 as compared to the same prior year period due to (i) an increase of $19.8 million in our futures and event contract products; (ii) an increase of $8.2 million from platform users’ debit card funding and withdrawal transasctions; and (ii) $11.1 million in growth in our non-US broker-dealers products. The growth in our non-US broker-dealers was primarily from Canada, Thailand, United Kingdom and Japan and in the amounts of $3.1 million, $2.8 million, $1.3 million, and $1.1 million, respectively.

Other revenues. Other revenues increased $11.7 million between the year ended December 31, 2025 as compared to the same prior year period, primarily a result of increases in syndicate fees, foreign exchange fees, non-trading rebates and proxy income of $1.1 million, $2.5 million, $5.6 million and $1.0 million, respectively. Increase in syndicate fees, foreign exchange fees and proxy income is attributable to growth in our global brokerage platform. The increase in non-trading rebates is due to the 2025 launch of a new platform feature that allows our platform users to use their debit cards for instant funding and withdrawals to and from their brokerage accounts.

Operating expenses

Our total operating expenses increased by $108.0 million from $404.5 million for the year ended December 31, 2024 to $512.5 million for the year ended December 31, 2025, primarily due to (i) growth in brokerage and transactions expenses due to growth in our trading revenues and (ii) increase in our general and administrative expenses as a result of increasing our scale and global expansion.

Brokerage and transaction. Our brokerage and transaction expenses increased by $49.4 million from $79.3 million for the year ended December 31, 2024 to $128.7 million for the year ended December 31, 2025, primarily consisting of a $42.8 million increase in clearing and handling expenses due to increased equity and options contract volume and a $6.6 million increase in our market and data fees as a result of growth in our existing markets as well as launching in new markets.

Technology and development. Our technology and development expenses increased by $15.4 million from $63.8 million for the year ended December 31, 2024 to $79.2 million for the year ended December 31, 2025. The increase is due to higher technology personnel costs, cloud services and system costs in connection with our efforts to grow existing markets as well as launch in new markets.

Marketing and branding. Our marketing and branding expenses decreased by $2.8 million from $138.7 million for the year ended December 31, 2024 to $135.9 million for the year ended December 31, 2025, primarily reflecting a decrease of $9.2 million in free stock promotions offset by increases of $2.9 million in advertising and promotional activities and $3.5 million in employee compensation and benefits. The overall decrease in marketing and branding is due to our efforts to grow the number of our client accounts utilizing more cost-effective customer acquisition promotions and advertising. For example, we reduced free stock promotions to focus on more asset-based promotional activities, and we did not renew our Brooklyn Nets sponsorship, which ended in September 2024.

General and administrative. Our general and administrative expenses increased by $45.9 million from $122.7 million for the year ended December 31, 2024 to $168.6 million for the year ended December 31, 2025, primarily reflecting increases in stock compensation expense of $13.6 million, employee compensation and benefits of $13.8 million, $9.5 million in office related expenses, $5.3 million in professional services, and $2 million in compliance costs. The increases were incurred as we grew our business scale and continued our global expansion. Additionally, $3.2 million of the increase in our professional services pertains to an increase in our litigation loss contingency accrual.

Other (income) expense, net

We had other expense, net for the year ended December 31, 2025 of $13.3 million compared to other income, net for the same prior year period of $2.3 million, a decrease of $15.6 million. The decrease was primarily driven by increase in foreign currency transaction losses of $14.2 million, a write-off of deferred equity costs of $11.0 million, and an increase of $5.3 million in interest expense, offset by a $15.5 million gain from the Webull Pay step-acquisition.

Income (loss) from continuing operations, before income taxes

As a result of the foregoing, we recognized income from continuing operations, before income taxes, of $45.2 million for the year ended December 31, 2025, as compared to a loss from continuing operations, before income taxes, of $12.1 million for the year ended December 31, 2024, representing an increase of $57.2 million.

Provision for income taxes

Our provision for income taxes increased from $13.8 million for the year ended December 31, 2024 to $20.8 million for the year ended 2025 due to higher profitability.

Income (loss) from continuing operations, net of tax

As a result of the foregoing, we recognized income from continuing operations, net of tax, of $24.4 million for the year ended December 31, 2025, as compared to a loss from continuing operations, net of tax, of $25.9 million for the same prior year period, representing an increase in profitability of $50.3 million.

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

Net income (loss)

As a result of the foregoing, we recognized net income of $24.4 million for the year ended December 31, 2025 as compared to a net loss of $23.1 million for the year ended December 31, 2024, an increase of $47.5 million.

Net loss attributable to noncontrolling interest

Our net loss attributable to noncontrolling interest represents our partial equity interest in PT Webull Sekuritas Indonesia. For the years ended December 31, 2024 and 2025, our equity interest was 80.1% and 95.1%, respectively. Our equity interest represents a controlling financial interest; and, therefore, we consolidate the results of PT Webull Sekuritas Indonesia and recognize a noncontrolling interest for the portion of equity interest we do not own. For the year ended December 31, 2025, the net loss attributable to noncontrolling interest decreased from $489 thousand to $405 thousand.

Preferred shares redemption value accretion

On April 10, 2025, our preferred shares were converted into Webull Class A Ordinary Shares (“Preferred Share Conversion”) in connection with the closing of the Business Combination Agreement. Prior to their conversion, we were required to adjust the carrying value of our preferred shares to their redemption value at each reporting period end. An increase in the redemption value of our preferred shares is accounted for as reduction to income attributable to the Company. Such reduction reduces the net income attributable to ordinary shareholders.

We recognized $495.1 million and $21.7 million of preferred shares redemption value accretion for 2024 and 2025, respectively, representing a decrease of $473.4 million. The decrease is attributable to less of an increase in the fair value of our equity for the period of time our preferred shares were outstanding in 2025.

Fair value of ordinary shares issued to preferred shareholders

On April 10, 2025, we issued 42.7 million Webull Class A Ordinary Shares to certain preferred shareholders for no cash proceeds. The aggregate fair value of these shares was $513.1 million. We accounted for the fair value of these shares as a reduction to income attributable to the Company, effectively reducing the net income attributable to ordinary shareholders by $513.1 million. No such issuances were made during the year ended December 31, 2024.

Fair value of ordinary share warrants issued to preferred shareholders

On April 10, 2025, in connection with the closing of the Business Combination Agreement, we issued 20 million Webull Incentive Warrants to certain former preferred shareholders. The fair value of the Webull Incentive Warrants issued was $15.6 million and was accounted for as a reduction to income attributable to the Company, effectively reducing the net income attributable to ordinary shareholders by $15.6 million. No such issuances were made during the year ended December 31, 2024.

Excess carrying value of preferred shares repurchased

On April 10, 2025, immediately prior to the Preferred Share Conversion, we repurchased 3,017,119 Series D preferred shares, with a carrying amount of $138.1 million, from certain preferred shareholders in exchange for unsecured promissory notes with an aggregate principal balance of $100 million. The difference between the carrying value of the repurchased shares and the aggregate principal balance issued as consideration was $38.1 million, which was recorded as an increase to the net income attributable to the Company, effectively decreasing the net loss attributable to ordinary shareholders. No such transaction occurred during the year ended December 31, 2024.

Net loss attributable to ordinary shareholders

Our net loss attributable to ordinary shareholders improved from $517.8 million in 2024 to $487.5 million in 2025. The decrease of $30.3 million primarily reflects improved profitability, which contributed an additional $47.5 million in income attributable to the Company, partially offset by $17.2 million net increase in reductions to income attributable to the Company associated with preferred shareholder transactions detailed above.

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

Liquidity and Capital Resources

As of December 31, 2023, 2024, and 2025, we had cash and cash equivalents of $372.3 million, $270.7 million, and $653.2 million, respectively. Our cash and cash equivalents represent demand deposits held at banks which are unrestricted as to withdrawal or use and highly liquid investments with original maturities of less than 90 days.

Prior to closing our business combination transaction on April 10, 2025 and the listing of our Class A ordinary shares on the Nasdaq stock exchange, we had financed our operating and investing activities primarily through cash proceeds from the sales of our convertible redeemable preferred shares and cash generated by operations. Subsequently, we have raised $213.8 million in proceeds from the exercise of various warrants that were either issued or assumed in connection with the business combination transaction. We also have raised $172.7 million in proceeds from the sale of our ordinary shares pursuant to the Purchase Agreement.

We have issued unsecured promissory notes with an aggregate principal amount of $100 million to repurchase a portion of our preferred shares prior to the closing of the business combination transaction. We did not receive any loan proceeds from the issuance of the unsecured promissory notes. As of December 31, 2025, the aggregate principal balance was $65,000,000. See Note 16 — Unsecured Promissory Notes to our consolidated financial statements for more details on the promissory notes.

We have a syndicated revolving credit agreement (“Syndicated Loan”) for an amount up to $150 million whereby we can borrow solely to finance withdrawals from our US broker dealer subsidiary’s reserve account that is maintained for the exclusive benefit of our customers in accordance with Rule 15c3-3 of the SEC. We are unable to use the Syndicated Loan for general corporate purposes. See Note 15 – Revolving Credit Agreement for more details on the Syndicated Loan.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	$	$	$
	(in thousands)
Selected consolidated cash flow data:
Net cash provided by operating activities	470,597	185,215	566,424
Net cash (used in) provided by investing activities	(10,040)	(2,412)	45,503
Net cash provided by financing activities	12,837	40,346	352,082
Net (decrease) increase in cash, cash equivalents, segregated cash and cash of discontinued operations*	473,394	223,149	964,009
Effect of exchange rate changes	2,451	(7,331)	16,340
Cash, cash equivalents, segregated cash and cash of discontinued operations at beginning of the period	518,297	994,142	1,209.959
Cash, cash equivalents, segregated cash and cash of discontinued operations at end of the period	994,142	1,209,960	2,190,308

*	Our discontinued operations pertains to our digital asset business that was spun off on July 14, 2023. Consequently, there were no discontinued operations operating, investing or financing cash flows for the years ended December 31, 2024 and December 31, 2025.

Cash flows from operating activities

Net cash provided by operating activities for the year ended December 31, 2025 was $566.4 million, as compared to net income of $24.4 million for the year ended December 31, 2025. The increase in operating cash flow was primarily driven by continued migration of our U.S. client margin accounts to an omnibus basis with our clearing organization. We carry our customers’ uninvested cash balances for accounts that are on an omnibus basis.

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

Our discontinued operations had net cash provided from operating activities of $1.9 million for the year ended December 31, 2023, respectively.

Cash flows from investing activities

Net cash provided by investing activities for the year ended December 31, 2025 was $45.5 million, consisting primarily of net cash received from our acquisition of Webull Pay.

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

Our discontinued operations had no cash flows from investing activities for the year ended December 31, 2023.

Cash flows from financing activities

Net cash provided by financing activities for the year ended December 31, 2025 was $352.1 million, consisting primarily of $214.8 million in proceeds from the exercise of various warrants that were issued and/or assumed in connection with the business combination transaction, $172.7 million in net proceeds from the sale of ordinary shares, partially offset by $35 million in principal payments made on unsecured promissory notes .

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

Our discontinued operations had cash used in financing activities of $11.9 million in 2023, which represents the discontinued operations aggregate distributions made to its parent entity.

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

The following tables set out a summary of the key regulatory requirements on minimum capital requirements which are applicable to our relevant operating entities:

	As of December 31, 2025
	Net Capital	Net Capital Requirement	Excess Net Capital
	($ in thousands)
Webull Financial LLC	200,109	19,668	180,441

	As of December 31, 2025
	Paid-up Capital	Paid-up Capital Requirement	Excess Paid-up Capital
	(HK$ in thousands)
Webull Securities HK	468,300	10,000	458,000

	As of December 31, 2025
	Liquid Capital	Liquid Capital Requirement	Excess Liquid Capital
	(HK$ in thousands)
Webull Securities HK	168,312	19,344	148,968

	As of December 31, 2025
	Base Capital	Base Capital Requirement	Excess Base Capital
	(SGD in thousands)
Webull Securities (Singapore) Pte. Ltd	39,430,859	5,000	39,425,859

	As of December 31, 2025
	Capital Stock	Capital Stock Requirement	Excess Capital Stock
	(JPY in thousands)
Webull Securities (Japan) Co., Ltd	1,376,974	300,000	1,076,974

	As of December 31, 2025
	Net Assets	Net Assets Requirement	Excess Net Assets
	(JPY in thousands)
Webull Securities (Japan) Co., Ltd	2,745,986	2,000,000	745,986

	As of December 31, 2025
	Core Capital	Core Capital Requirement	Excess Capital Stock
	(AUD in thousands)
Webull Securities (Australia) Pty. Ltd.	10,033	2,000	8,033

	As of December 31, 2025
	Net Tangible Assets	Net Tangible Asset Requirement	Excess Net Tangible Assets
	(AUD in thousands)
Webull Securities (Australia) Pty. Ltd.	9,817	5,000	4,817

	As of December 31, 2025
	Risk Adjusted Capital	Risk Adjusted Capital Requirement	Excess Risk Adjusted Capital
	(CAD in thousands)
Webull Securities (Canada) Limited	35,559	250	35,309

	As of December 31, 2025
	Liquid Cash	Liquid Cash Requirement	Excess Liquid Cash
	(GBP in thousands)
Webull Securities (UK) Ltd.	3,293	130	3,163

	As of December 31, 2025
	Net Adjusted Working Capital	Net Adjusted Working Capital Requirement	Excess Capital
	(IDR in thousands)
PT Webull Sekuritas Indonesia.	62,129,757	25,000,000	37,129,757

	As of December 31, 2025
	Net Capital	Net Capital Requirement	Excess Net Capital
	(THB in thousands)
Webull Securities (Thailand) Co. Ltd.	526,657	25,000	501,657

	As of December 31, 2025
	Shareholders Funds	Shareholders Funds Requirement	Excess Shareholders Funds
	(MYR in thousands)
Webull Securities (Malaysia) Sdn. Bhd.	36,586	5,000	31,586

Regulatory capital requirements could restrict our operating entities from expanding their business and declaring dividends if their net capital does not meet regulatory requirements, and it is possible that a regulator could take an adverse action with respect to our operating entities for historical and/or future non-compliance with net capital requirements.

As of December 31, 2025, each of our relevant operating entities was in compliance with its respective regulatory capital requirements.

Material Cash Requirement

Our material cash requirements as of December 31, 2025, primarily include our undiscounted operating lease payments, future repayment of unsecured promissory notes and an ongoing construction project.

Our undiscounted operating lease payments consist of the lease of office space under non-cancelable operating lease agreements, which will expire at various dates until August 2032. As of December 31, 2025, our undiscounted operating lease payments amounted to $12.5 million.

We have unsecured promissory notes with an aggregate outstanding principal balance of $65 million as of December 31, 2025. The notes require principal repayment on or before April 9, 2027.

In late 2023, we entered into a land use agreement with the City Changsha for the purpose of constructing a research and development center. The agreement requires construction to be completed by December 31, 2026. Construction has commenced and is expected to be completed before the end of 2026. The anticipated capital requirement for construction is RMB 125.5 million, or the equivalent of USD 17.9 million as of December 31, 2025.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

Quantitative and Qualitative Disclosures about Market Risk

Market-Related Credit Risk

We are exposed to market and credit risk primarily through customer margin activities. Changes in market conditions may affect the value of securities collateralizing margin receivables and, therefore, our exposure to customer credit risk. We monitor customer accounts and collateral levels on an ongoing basis and may require customers to deposit additional collateral or reduce positions in response to market movements or changes in risk profiles. Periods of heightened market volatility may increase the likelihood of margin deficiencies and the need for additional risk management actions.

We do not engage in securities lending or borrowing activities. Our only securities lending exposure arises from customer participation in a fully-paid securities lending program administered by our clearing broker, Apex Clearing Corporation (“Apex”). Under this program, Apex acts as the lending agent and is responsible for borrower selection, collateralization, and the daily management of lending activity, including marking positions to market and maintaining collateral levels.

As a result, we do not control the key risk management functions associated with securities lending, including counterparty approval and collateral management. While this structure limits our direct exposure to securities lending-related credit risk, our reliance on Apex introduces operational and counterparty considerations. Any failure by Apex to effectively manage the program or perform its obligations could adversely affect customer accounts and, in turn, our business, results of operations, and reputation.

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

We maintain our cash and cash equivalents and cash segregated under federal and foreign requirements in financial institutions throughout the world. Financial institutions in the U.S. and Hong Kong hold 81% and 6%, respectively, of our total cash as of December 31, 2024. As of December 31, 2025, financial institutions in the U.S. and Hong Kong hold 69% and 14%, respectively, of our total cash. Our cash in accounts at financial institutions exceed insured limits. We are subject to credit risk to the extent any financial institution we use is unable to fulfill their contractual obligations. We have not experienced any losses in such accounts, and we believe that we have placed our cash on deposit with financial institutions which are financially stable. We do not believe we are subject to any significant credit risk.

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

Our cash accounts at financial institutions are mainly held in U.S. dollar denominated accounts to limit foreign currency risk. As of December 31, 2024 and 2025, 90% of our total cash balances were held in U.S. dollar denominated accounts.

Concentration Risks

Concentration of Revenue

Of the counterparties with whom we conduct business, there were three counterparties who each made up 10% or more of our revenues for the year ended December 31, 2023. Their revenue percentages were 41%, 24% and 11%. For the year ended December 31, 2024, we had three counterparties who each made up 10% or more of our revenues. Their revenue percentages were 24%, 19% and 11%. For the year ended December 31, 2025, we had four counterparties who each made up 10% or more of our revenues. Their revenue percentages were 14%, 14%, 12% and 12%.

Concentration of Receivables

As of December 31, 2024, we had one counterparty with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization representing 85% of such receivables.

As of December 31, 2025, we had two counterparties with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization representing 73% and 17% of such receivables, respectively.

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

Research and Development

Our research and development costs are expensed when incurred and mainly consist of employee salaries and share-based compensation and are classified within our technology and development expense categories within our consolidated statements of operations and comprehensive (loss) income.

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

As of December 31, 2025, we performed a qualitative assessment of our goodwill. Based upon our assessment, we noted no qualitative factors that indicate our goodwill is more than likely impaired; and, therefore, we did not perform the quantitative assessment.

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

Share-based compensation

We apply the guidance of ASC Topic 718, Compensation — Stock Compensation (ASC 718) with regard to our share-based awards issued to employees and non-employees. Accordingly, we must review each share-based award to determine the appropriate classification as either an equity or liability award. Our outstanding awards were determined to be equity awards and are classified as such as of December 31, 2024 and 2025.

ASC 718 requires share-based compensation to be based on fair value. The fair value of our share-based awards is measured at the grant date which is when vesting commences. The grant date fair value is the basis for determining the amount of share-based compensation to recognize from the issuance of a share-based award. We record share-based compensation as an operating expense.

We recognize share-based compensation using the graded vesting method of attribution and account for forfeitures in the period in which the share-based award is forfeited. See Note 21 — Share-Based Compensation within our consolidated financial statements included within this Report for further information on our share-based awards and the share-based compensation we recognized for the years ended December 31, 2023, 2024 and 2025.

Fair value of our ordinary shares

Prior to the Business Combination, we were a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

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

Following the completion of the Business Combination and the listing of our Class A ordinary shares on the Nasdaq stock exchange, there is an active market for our Class A ordinary shares, so assumptions and estimates are no longer necessary to determine the fair value of our Class A ordinary shares.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 to our consolidated financial statements included elsewhere in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth certain information relating to the executive officers and directors of Webull:

Directors and Executive Officers	Age	Position/Title
Anquan Wang	46	Chairman of the Board of Directors and Chief Executive Officer of Webull Corporation
Anthony Denier	48	Director and President of Webull Corporation
H. C. Wang	43	Director and Chief Financial Officer of Webull Corporation
Benjamin James	46	Director and General Counsel of Webull Corporation
William Houlihan	70	Independent Director
Walter Bishop	64	Independent Director

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

Mr. Walter Bishop began service as our independent director in June 2025. He has decades of expertise in regulatory compliance, independent financial audits, and corporate governance. Since November 2025, he has served as chief financial officer for QDRO Acquisition Corp (Nasdaq: QADR), a special purpose acquisition company, and since November 2023, he has served as lead independent director and audit committee chairman of Syntec Optics Holdings, Inc. (Nasdaq: OPTX), a custom optics and photonics manufacturer whose board he joined following its merger with OmniLit Acquisition Corp., a special purpose acquisition company on which he was director from April 2023 to November 2023. Mr. Bishop served from April 2019 to December 2024 as a director and audit committee chairman of Highline Management Inc., an alternative asset management company. In 2021, he served as a senior advisor to Thunder Bridge Capital Acquisition II, which merged with Indie Semiconductor (Nasdaq: INDI). From 1997 to 2019, Mr. Bishop held multiple U.S. regional management positions at Deutsche Bank (NYSE: DB), including chief operating officer for Deutsche Bank’s U.S. bank, chairman of the board and audit committee for DB Trust Company Delaware, board member and branch manager for DB Cayman Islands Branch, and head of governance for capital management and stress testing. From 1995 to 1997, he was chief administrative officer for Barclays Bank U.S., he was deputy general manager and chief financial officer for Nordbanken U.S. from 1990 to 1995, and was an audit manager for KPMG Peat Marwick from 1985 to 1990. Mr. Bishop received a Master of Business Administration from St. John’s University and his bachelor’s in public accounting from CUNY Baruch College.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, Webull paid an aggregate of $7.7 million in cash to its executive officers and an aggregate of $39.6 thousand in cash to its non-executive directors. Additionally, executive officers received an aggregate of $16.2 million in share-based compensation from the delivery of vested restricted share units, the exercise of options, and the vesting of restricted shares. Compensation pertaining to the delivery of vested restricted share units and the exercise of options is based upon the fair value of Webull Class A Ordinary Shares at the delivery and exercise dates. Moreover, the compensation pertaining to the vesting of restricted shares represents the share-based compensation expense we recognized in our 2025 financial statements, which is based upon historical fair value on the grant date of each respective award. Payments made to our former Chief Strategy Officer of Webull US and Chief Operating Officer of Webull Americas, both of whom resigned in 2025, are included within the total cash paid and share-based compensation received aggregate amounts. For additional information on employments agreements and indemnification agreements executed by our directors and officers, please see the section below entitled “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Company Relationships and Related Party Transactions — Employment Agreements, Independent Director Agreements and Indemnification Agreements.”

Global Plans

In order to promote the success and enhance the value of the Company, Webull has adopted the 2021 global share incentive plan (the “2021 Global Plan”) and the 2026 global share incentive plan (the “2026 Global Plan”, together with the 2021 Global Plan, the “Global Plans”). Copies of the Global Plans are filed as exhibits to this Report. A maximum of 49,567,006 Class A ordinary shares and 20,000,000 Webull Ordinary Shares have been reserved for issuance under the 2021 Global Plan and the 2026 Global Plan, respectively. As of December 31, 2025, options to purchase 11,163,778 Class A ordinary shares and 3,617,840 restricted share units were outstanding under the 2021 Global Plan.

The following paragraphs describe the principal terms of the Global Plans:

Types of Awards. The Global Plans permit the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. The board of directors or a committee of one or more members of the board of directors will administer the Global Plans. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the Global Plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and Webull’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award. Standard award agreement generally provides that, in the event that the grantee causes significant loss to the company or engage in any activities or take any actions maliciously against the company, regardless of whether such grantee is still employed by Webull or not, the grantee shall return, and Webull could forfeit, all of the ordinary shares he/she obtains from the awards granted, and the grantee shall also return the aggregate market value of the ordinary shares that he/she already disposed of in cash to us.

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

Transfer Restrictions. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the Global Plans, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Global Plan. Unless terminated earlier, each Global Plan has a term of ten years. The board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

The following table summarizes, as of December 31, 2025, the outstanding options granted under the 2021 Global Plan to the directors and executive officers.

Name	Ordinary Shares Underlying Options Granted	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Anthony Denier	196,009	0.1384	June 1, 2017	June 1, 2027
Anthony Denier	125,974	0.1384	January 1, 2019	January 1, 2029
Anthony Denier	251,948	0.1384	January 1, 2020	January 1, 2030

The following table summarizes, as of December 31, 2025, the outstanding restricted share units granted under the 2021 Global Plan to the directors and executive officers.

Name	Restricted Share Units Granted	Date of Grant
Anthony Denier	41,991	January 1, 2023
Anthony Denier	335,930	January 1, 2024
H. C. Wang	134,372	January 1, 2023
H. C. Wang	167,965	January 1, 2024
Benjamin James	83,982	January 1, 2023
Benjamin James	201,558	January 1, 2024
William Houlihan	12,500	April 10, 2025
Walter Bishop	12,500	June 8, 2025

Employee Share Purchase Plan

Webull adopted an employee share purchase plan (the “ESPP”) on December 22, 2025, to provide eligible employees with the opportunity to purchase Webull Ordinary Shares at a discount. The ESPP is subject to approval of the shareholders of the Company within twelve months of its adoption. No Webull Ordinary Shares have been issued under the ESPP as of the date of this Report.

The following paragraphs describe the principal terms of the ESPP:

Share Reserve. An aggregate of 5,000,000 Webull Ordinary Shares is reserved for issuance under the ESPP. The maximum number of shares that may be issued to any employee in a given offering period is 5,000 shares.

Plan Administration. The compensation committee administers the ESPP and has the authority to establish offering periods, determine eligibility, designate participating subsidiaries, construe and interpret the ESPP, and adopt, amend or rescind any such rules for the administration, interpretation and application of the ESPP. The compensation committee may delegate administrative responsibilities to officers or employees of the Company.

Eligibility. Employees employed by the Company and any participating subsidiary are generally eligible to participate. The compensation committee may establish administrative rules requiring that employment commence some minimum period (not to exceed 90 days) prior to an enrollment period and/or that customary employment exceed a specified number of hours or period during a calendar year to be eligible to participate. The compensation committee may also determine that an employee who is a highly compensated employee within the meaning of Section 414(q) of the Code is ineligible to participate. If the compensation committee does not establish different rules, the minimum period of employment that must be completed prior to the beginning of an enrollment period is five working days.

No employee may participate in the ESPP if, immediately after an option is granted, the employee owns or is considered to own (within the meaning of Section 424(d) of the Code) Webull Ordinary Shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any of its subsidiaries. No employee may be granted an option to purchase Webull Ordinary Shares under the ESPP if such option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its subsidiaries to accrue at a rate which exceeds $25,000 of the market value of such Webull Ordinary Shares (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

Offering Periods. The ESPP is implemented through offering periods, the terms of each of which are determined by the compensation committee. The compensation committee may change the frequency, duration, or commencement dates of future offering periods, and if it does not establish different rules, the duration of an offering period will be six months and offering periods will not overlap.

Contributions. Participants may authorize payroll deductions of between 1% and 15% (or such other percentages as the compensation committee may establish before an enrollment period for a future offering period) of the participant’s compensation, which includes a participant’s salary, commissions, overtime, shift differentials, and all or any portion of any item of compensation considered by the Company to be part of the participant’s regular earnings, on each payday during an offering period.

Offering and Purchase of Shares. On the commencement date relating to each offering period, each eligible employee will be granted an option to purchase a number of whole shares of Webull Ordinary Shares, established by the compensation committee, which may be purchased with the payroll deductions accumulated on behalf of such employee during each offering period at the purchase price that is the lower of (i) a percentage (“Designated Percentage”) of the market value of a Webull Ordinary Share on the commencement date for a given offering period, or (ii) the Designated Percentage of the market value of a Webull Ordinary Share on the date on which the Webull Ordinary Shares are purchased. The compensation committee may change the Designated Percentage for future offering periods, provided that it may not be less than 85%. If the compensation committee does not establish the Designated Percentage prior to the beginning of the enrollment period for a given offering period, the Designated Percentage for such offering period will be 85%. Upon the expiration of each offering period, a participant’s option will be exercised automatically for the purchase of that number of whole shares of Webull Ordinary Shares which the accumulated payroll deductions credited to the participant’s account at that time shall purchase at the applicable purchase price.

Transferability. Neither payroll deductions credited to a participant’s bookkeeping account nor any rights to exercise an option or to receive Webull Ordinary Shares under the ESPP may be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way.

Amendment and Termination. The board of directors or the compensation committee may amend, suspend or terminate the ESPP at any time, subject to shareholder approval where required by applicable law.

C. Board Practices

Board of Directors

The board of directors of Webull consists of six directors. See “— A. Directors and Senior Management.” The Webull Articles provide that the minimum number of directors shall be one and the exact number of directors shall be determined from time to time by the Webull board of directors, subject to the total number of directors not exceeding any maximum number fixed by an ordinary resolution of the shareholders.

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

Audit Committee. The audit committee consists of Mr. William Houlihan and Mr. Walter Bishop. Mr. Houlihan is the chairperson of the audit committee. Webull has determined that Mr. Houlihan and Mr. Bishop satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq and Rule 10A-3 under the Exchange Act. Webull has determined that Mr. Houlihan and Mr. Bishop each qualify as an “audit committee financial expert.” The audit committee oversees Webull’s accounting and financial reporting processes and the audits of the financial statements of the company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of Webull’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and pre-approving proposed related party transactions required to be disclosed by Item 7.B of Form 20-F;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with its code of business conduct and ethics, including reviewing the adequacy and effectiveness of Webull’s procedures to ensure proper compliance.

Compensation Committee. The compensation committee consists of Mr. Anquan Wang, Mr. William Houlihan and Mr. Walter Bishop. Mr. Wang is the chairperson of the compensation committee. Webull has determined that Mr. Houlihan and Mr. Bishop satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the directors and executive officers. Mr. Wang, who is Webull’s chief executive officer, may not be present during the portion of any committee meeting when his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. The nominating and corporate governance committee consists of Mr. Anquan Wang, Mr. William Houlihan and Mr. Walter Bishop. Mr. Wang is the chairperson of the nominating and corporate governance committee. Mr. Houlihan and Mr. Walter Bishop satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become Webull’s directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

As of December 31, 2024 and 2025, we had a total of 1,194 and 1,396 employees, respectively.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Function	Number of Employees
Research and development and technology	800
Marketing and branding	166
Compliance and risk management	116
Operations, customer service and other administrative	314
Total	1,396

We enter into standard labor contracts with our employees. We also enter into non-compete and confidentiality agreements with senior management and key personnel.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes. None of our employees are represented by a labor union.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of Webull Ordinary Shares as of March 31, 2026 by:

●	each executive officer or a director of the Company;

●	all of the Company’s executive officers and directors as a group; and

●	each person who, to the best of our knowledge, beneficially owns more than 5% of each class of our issued and outstanding shares.

The Global Plans provide for the issuance of options, restricted shares, restricted share units, and other types of awards to employees of Webull. For additional information on the Global Plans, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Global Plans,” which is incorporated herein by reference.

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

The beneficial ownership of the Webull Ordinary Shares is based on 447,778,197 Webull Class A Ordinary Shares and 83,859,005 Webull Class B Ordinary Shares issued and outstanding as of March 31, 2026.

Name of Beneficial Owner	Webull Class A Ordinary Shares		% of Total Webull Class A Ordinary Shares	Webull Class B Ordinary Shares	% of Total Webull Class B Ordinary Shares	% of Total Webull Ordinary Shares	% of Voting Power†
Directors and Executive Officers**:
Anquan Wang(1)	2,501,374	(2)	*	84,613,621	100%	16.4%	79.2%
Anthony Denier(3)	2,735,074		*	—	—	*	*
H. C. Wang(4)	2,037,238		*	—	—	*	*
Benjamin James(5)	1,194,034		*	—	—	*	*
William Houlihan(6)	12,500		*	—	—	*	*
Walter Bishop	—		—	—	—	—	—
All Directors and Executive Officers as a Group	8,480,220		1.9%	84,613,621	100%	17.5%	79.4%
5.0% Shareholders***:
Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership)(7)	37,594,146		8.4%	—	—	7.1%	1.8%
Jun Yuan(8)	29,758,301		6.6%	—	—	5.6%	1.4%
PEAK6 entities(9)	28,183,470		6.3%	—	—	5.3%	1.3%
SIG Global China Fund I, LLLP(10)	24,152,813		5.4%	—	—	4.5%	1.1%

*	Less than 1%.

**

The business address of Mr. Anquan Wang, Mr. H.C. Wang and Mr. Benjamin James is 200 Carillon Parkway, St. Petersburg, Florida 33716. The business address of Mr. Anthony Denier is 44 Wall Street, 2nd Floor, New York, New York 10005. The business address of Mr. William Houlihan is 92 Bonnie Way, Allendale, New Jersey 07401. The business address of Mr. Walter Bishop is 813 Regent Drive, Westbury, New York 11590.

***	Solely based on information reported on the latest Schedule 13G filed by such beneficial holder with the SEC prior to the date of this Report. The percentage of total Webull Class A Ordinary Shares, total Webull Ordinary Shares, and voting power for such reporting persons is calculated based on the number of Webull Class A Ordinary Shares and Webull Class B Ordinary Shares outstanding as of March 31, 2026.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Webull Class A Ordinary Shares and Webull Class B Ordinary Shares held by such person or group with respect to all outstanding shares of Webull Class A Ordinary Shares and Webull Class B Ordinary Shares as a single class. Each holder of Webull Class A Ordinary Shares is entitled to one vote per share. Each holder of Webull Class B Ordinary Shares is entitled to 20 votes per share. Webull Class B Ordinary Shares are convertible at any time by the holder into Webull Class A Ordinary Shares on a one-for-one basis, while Webull Class A Ordinary Shares are not convertible into Webull Class B Ordinary Shares under any circumstances.

(1)	Represents (i) 200,000 Webull Class A Ordinary Shares held of record by Water Castle Az Inc, (ii) 2,301,374 Webull Class A Ordinary Shares held of record by Webull Partners Limited as of December 31, 2025, (iii) 83,859,005 Webull Class B Ordinary Shares held by Water Castle Az Inc., and (iv) 754,616 restricted share units granted to Water Castle Az Inc., including those that have vested and those scheduled to vest within 60 days following the date of this Report. (A) Mr. Anquan Wang is the sole member of the advisory committee of a trust, on behalf of which Webull Partners Limited is the record holder of 2,301,374 Webull Class A Ordinary Shares awarded or to be awarded to certain employees, directors and officers of Webull, and, accordingly, Mr. Anquan Wang has voting and dispositive control over such 2,301,374 Webull Class A Ordinary Shares; and (B) The voting power of Water Castle Az Inc. is fully retained by Pozijie Inc., a British Virgin Islands company wholly-owned by Mr. Anquan Wang. Accordingly, Mr. Anquan Wang has voting and investment discretion with respect to, and may be deemed to beneficially own, the Webull Class A Ordinary Share, the restricted share units, and any Webull Class A Ordinary Shares issuable upon conversion of the Webull Class B Ordinary Shares held of record by Water Castle Az Inc. The registered office address of Webull Partners Limited is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. The registered office address of Water Castle Az Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Does not reflect 10,058,435 Webull Class A Ordinary Shares held of record by Tianjin Yirong Business Management Consulting Partnership (Limited Partnership), Tianjin Honghe Business Management Consulting Partnership (Limited Partnership), HongHe Venture Fund I, L.P., Tianjin Mobai Xinyuan Management Consulting Partnership (Limited Partnership) and Tianjin Mobai Fuxing Management Consulting Partnership (Limited Partnership) (such entities together, the “Hongdao and Mobai Entities”) and that may be voted by Mr. Anquan Wang under the Proxy Agreement (as defined below) assuming the Applicable Portion (as defined below) equals 100% and that the Hongdao and Mobai Entities continue to hold and do not sell the Webull Class A Ordinary Shares they beneficially own as of December 31, 2025. Mr. Anquan Wang entered into a proxy agreement on August 15, 2025 with the Hongdao and Mobai Entities (the “Proxy Agreement”), pursuant to which the Hongdao and Mobai Entities agree that Mr. Anquan Wang may vote an Applicable Portion of Webull Ordinary Shares held by the Hongdao and Mobai Entities in such manner as Mr. Anquan Wang determines in his sole discretion. “Applicable Portion” shall mean (i) at any time in which the Proxy Holder holds less than sixty-seven percent (67%) of the total voting power of all issued and outstanding Webull Ordinary Shares without giving effect to the Proxy Agreement with the Hongdao and Mobai Entities (the “Proxy Condition”), all of the Webull Ordinary Shares held by the Hongdao and Mobai Entities, and (ii) at any time in which the Proxy Condition is not met, a number of Webull Ordinary Shares for which the acquisition of voting rights would not exceed the two percent limitation set forth in Section 13(d)(6)(B) during any twelve-month period (calculated together with any other acquisitions of Webull Ordinary Shares by Mr. Anquan Wang during such period). For the avoidance of doubt, the effect of such Proxy Agreement with the Hongdao and Mobai Entitie shall be to provide Mr. Anquan Wang with a voting proxy over an increasing portion of the Proxy Shares during each succeeding twelve-month period until the Applicable Portion equals 100%, without any such increase constituting an “acquisition” of more than two percent of the Webull Ordinary Shares for purposes of Section 13(d) of the Exchange Act. The business address of Tianjin Yirong Business Management Consulting Partnership (Limited Partnership) and Tianjin Honghe Business Management Consulting Partnership (Limited Partnership) is No. 7 Dong Si Huan Bei Lu, Chaoyang District, Beijing, China. The business address of HongHe Venture Fund I, L.P. is Tower 3, Grand Yoho, 9 Long Yat Road, Yuan Long, Hong Kong. The address of Tianjin Mobai Xinyuan Management Consulting Partnership (Limited Partnership) and Tianjin Mobai Fuxing Management Consulting Partnership (Limited Partnership) is #1725, Tianjin Binhai China Trade Center, China (Tianjin) Pilot Free Trade Zone, Tianjin, China.

(3)	Represents 2,161,143 Webull Class A Ordinary Shares and 573,931 exercisable options held by Mr. Anthony Denier. Excludes the following unvested share-based awards granted to Mr. Anthony Denier: (i) 300,000 restricted shares that will vest in full on January 1, 2028, (ii) 41,991 restricted share units scheduled to vest on January 1, 2027, and (iii) 335,930 restricted share units scheduled to vest 50% on January 1, 2027 and 50% on January 1, 2028.

(4)	Represents (i) 921,097 Webull Class A Ordinary Shares held by Mr. H.C. Wang, (ii) 827,046 Webull Class A Ordinary Shares held by his spouse, (iii) 137,926 Webull Class A Ordinary Shares beneficially owned by him and held of record by Webull Partners Limited, and (iv) 151,169 vested restricted share units held by Mr. H.C. Wang. Excludes the following unvested share-based awards granted to Mr. H.C. Wang: (i) 200,000 restricted shares that will vest in full on January 1, 2028, (ii) 67,186 restricted share units scheduled to vest on January 1, 2027, and (iii) 83,982 restricted share units scheduled to vest 50% on January 1, 2027 and 50% on January 1, 2028.

(5)	Represents 1,051,264 Webull Class A Ordinary Shares and 142,770 vested restricted share units held by Mr. Benjamin James. Excludes the following unvested share-based awards granted to Mr. Benjamin James: (i) 150,000 restricted shares that will vest in full on January 1, 2028, (ii) 41,991 restricted share units scheduled to vest on January 1, 2027, and (iii) 100,779 restricted share units scheduled to vest 50% on January 1, 2027 and 50% on January 1, 2028.

(6)	Represents 12,500 restricted share units that will vest on April 10, 2026.

(7)	Represents 37,594,146 Webull Class A Ordinary Shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership). Its general partner is Gopher Asset Management Co., Ltd., which is wholly owned by Shanghai Noah Investment Management Co., Ltd. Mr. Zhe Yin serves as Executive Director of Shanghai Noah Investment Management Co. and shares voting and investment control over the shares held by Tianjin Nuofeng Enterprise Management Consulting Partnership (Limited Partnership). The business address of the above listed entities and individuals is Noah Wealth Center, No. 1226 South Shenbin Road, Minhang District, Shanghai, China.

(8)	Represents 29,758,301 Webull Class A Ordinary Shares held of record by NotNull Inc., whose voting power is fully retained by ToString Inc. ToString Inc. is wholly-owned by Mr. Jun Yuan. Accordingly, Mr. Jun Yuan has voting and investment discretion with respect to, and may be deemed to beneficially own, the Webull Class A Ordinary Shares held of record by NotNull Inc. The address of Mr. Jun Yuan is Apt 203, Block 9, Section 2, Fenglin Lvzhou, Guanshaling, Yuelu District, Changsha, Hunan, China.

(9)	Represents (i) 27,183,470 Webull Class A Ordinary Shares held by PEAK6 Capital Management LLC and (ii) 1,000,000 Webull Class A Ordinary Shares held by PEAK6 Foundation, as of December 31, 2025. PEAK6 Capital Management LLC is majority owned by PEAK6 Group LLC, which is owned by PEAK6 Investments LLC, which is primarily owned by PEAK6 LLC. Matthew Hulsizer and Jennifer Just are the majority direct and/or indirect ultimate beneficial owners of PEAK6 LLC and serve as board members for PEAK6 Foundation. The address of PEAK6 Capital Management LLC and PEAK6 Foundation is 141 W. Jackson Blvd., Suite 500, Chicago IL 60604. The address of PEAK6 LLC, PEAK6 Investments LLC, PEAK6 Group LLC, Matthew Hulsizer and Jennifer Just is 2010 E. 6th St., Austin TX 78702.

(10)	Represents 24,152,813 Webull Class A Ordinary Shares held by SIG Global China Fund I, LLLP. SIG Asia Investment, LLLP is the investment manager to SIG Global China Fund I, LLLP, and as such may exercise voting and dispositive power over these shares. HCM Asia, Inc. is the investment manager to SIG Asia Investment, LLLP and as such may exercise voting and dispositive power over these shares. The address of the principal business office of each of SIG Asia Investment, LLLP and SIG Global China Fund I, LLLP is 251 Little Falls Drive Wilmington, DE 19808. The address of the principal business office of HCM Asia, Inc. is 401 E. City Avenue Suite 220, Bala Cynwyd, PA 19004.

Holders

According to our transfer agent, as of March 31, 2026, we had 23 shareholders of record of Webull Class A Ordinary Shares, one shareholder of record of Webull Class B Ordinary Shares, and one holder of record for the Webull Public Warrants. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Controlling Persons

As of March 31, 2026, Mr. Anquan Wang owns 16.4% of the outstanding Webull Ordinary Shares (including all of the outstanding Webull Class B Ordinary Shares), representing 79.2% of Webull’s total voting power, as described in beneficial ownership table above. Mr. Anquan Wang also has beneficial ownership over 2,301,374 Webull Class A Ordinary Shares held of record by Webull Partners Limited (our share-award platform entity for certain of our employees, officers and directors) and may exercise voting rights with respect to 10,058,435 Webull Class A Ordinary Shares subject to the satisfaction of certain conditions under the Proxy Agreement as of December 31, 2025.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — B. Share Ownership.”

B. Related Party Transactions

Business Combination Related Agreements

Registration Rights Agreement

On the Closing Date, Webull, the Initial SKGR Shareholders and the Existing Webull Shareholders entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Webull granted the Initial SKGR Shareholders and the Existing Webull Shareholders, registration rights and committed to use commercially reasonable efforts to file a resale shelf registration statement on Form F-3 following the Closing Date, once eligible to do so, if any of the registrable securities proposed to be sold by a holder of registration rights may at that point not be sold unconditionally without registration in any ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act. In connection with the foregoing registration rights, Webull filed the Resale Registration Statement on Form F-1 and pending eligibility for filing a registration statement on Form F-3.

The Registration Rights Agreement also provides that Webull will pay certain expenses relating to such registrations and indemnify the Initial SKGR Shareholders and the applicable shareholders of Webull against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification or similar rights of the parties with respect to the securities of Webull such parties held. For more information, also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — The grant and future exercise of registration rights may adversely affect the market price of Webull Securities” and see “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — Future resales of Webull Ordinary Shares issued to Webull shareholders and other significant shareholders may cause the market price of the Webull Class A Ordinary Shares to drop significantly, even if Webull’s business is doing well.

Webull Pay Business Combination

On July 11, 2025, Webull entered into a business combination agreement (the “Initial Business Combination Agreement”) with Feather Sound II Inc., a direct wholly owned subsidiary of Webull, and Webull Pay Inc. (“Webull Pay”), the parent company of Webull Pay LLC, pursuant to which Webull Pay merged with and into Feather Sound II Inc., with Webull Pay surviving as a direct wholly owned subsidiary of Webull (the “Webull Pay Transaction”). On August 20, 2025, Webull entered into an amendment to the Webull Pay Business Combination Agreement (the Initial Business Combination Agreement as amended, the “Webull Pay Business Combination Agreement”), permitting Webull to issue Webull Class A Ordinary Shares or Webull Class B Ordinary Shares in connection with the consummation of the Webull Pay Transaction. At the effective time of the Webull Pay Transaction, (a) each Webull Pay ordinary share and preferred share issued and outstanding was automatically cancelled and ceased to exist, and each Webull Pay shareholder received its portion of the Webull Pay Merger consideration, which consisted of a combination of Webull Ordinary Shares and cash, and (b) each Webull Pay phantom share was automatically cancelled and in exchange each holder of Webull Pay phantom shares received a combination of Webull Ordinary Shares and cash.

The closing of the Webull Pay Transaction took place on September 26, 2025, following satisfaction or waiver of customary conditions including, among other things, that the representations and warranties of the parties were true, correct and complete as of the closing date, the performance by all parties of their respective covenants, agreements, and obligations, and the receipt of all required approvals, licenses, consents, and filings necessary to consummate the transaction. Approval from the Virginia State Corporation Commission with respect to the indirect change of ownership in Webull Pay LLC resulting from the Webull Pay Transaction had not been obtained as of the closing date and has not yet been obtained as of the date of this Report.

Water Castle Az Inc., whose voting power is fully retained by Pozijie Inc., a British Virgin Islands company wholly-owned by Mr. Anquan Wang, and Webull Partners Limited, our share-award platform entity for certain Webull employees, which includes certain of our officers and directors, each held a significant interest in Webull Pay prior to completion of the Webull Pay Transaction. As described in more detail in the Webull Pay Business Combination Agreement, Webull issued an aggregate total of 2,676,468 Webull Ordinary Shares, of which (i) 870,989 Webull Ordinary Shares were issued and $10,565,108.20 in cash was paid to Water Castle Az Inc., and (ii) 567,812 Webull Ordinary Shares were issued and $6,887,563.31 in cash was paid to Webull Partners Limited, in each case in exchange for their respective interests in Webull Pay.

A special committee of independent directors consisting of William Houlihan and Walter Bishop was formed by the board of directors of Webull to evaluate and negotiate the terms of the Webull Pay Transaction due to Mr. Anquan Wang’s and Webull Partners Limited’s respective interests in Webull Pay. Pursuant to the mandate of the special committee, it was granted the power by the board of directors to approve and enter into a definitive agreement in connection with the proposed Webull Pay Transaction. In addition, as a related party transaction, Webull’s audit committee (with Mr. Anquan Wang, who at the time was a member of the audit committee, recusing himself) also reviewed and approved the Webull Pay Transaction in accordance with the terms of its charter. The foregoing description of the Webull Pay Transaction is qualified by reference to the Initial Business Combination Agreement and its amendment, which are filed as Exhibits 4.17 and 4.18 to this Annual Report on Form 20-F.

Company Relationships and Related Party Transactions

Employment Agreements, Independent Director Agreements and Indemnification Agreements

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

Webull has entered into independent director agreements with each of its non-employee directors. Each agreement provides for an initial one-year term, subject to automatic renewal unless otherwise terminated in accordance with its terms. Either party may terminate the agreement at any time upon 30 days’ prior written notice to the other party, or such shorter period as may be mutually agreed. A director may resign at any time by written notice, and Webull may remove a director in accordance with applicable law and Webull’s governing documents. The agreements do not provide for severance payments or other benefits upon termination.

Each independent director has agreed to hold, both during and after the termination of his or her appointment, in strict confidence and not to use, except as required in the performance of his or her duties as a director or as required by applicable law, any of Webull’s confidential information or trade secrets, any confidential information or trade secrets of Webull’s customers or prospective customers, or any confidential or proprietary information of a third party received by Webull and for which Webull has confidentiality obligations. Each independent director has also agreed to use such information solely in connection with his or her responsibilities as a director and to take reasonable steps to prevent any unauthorized disclosure or use.

In addition, each independent director has agreed to be bound by customary non-solicitation and non-interference covenants during the term of his or her appointment and for a period of one year following the end of such appointment. Specifically, each independent director has agreed not to (i) solicit or induce any employee, independent contractor, customer, supplier, or business partner of Webull to terminate or otherwise adversely alter their relationship with Webull; (ii) engage in or assume a position with any business entity that is competitive with Webull, if such engagement would result in a conflict of interest prohibited by Webull’s policies; or (iii) take any action that would interfere with or harm Webull’s business operations, client relationships, or corporate opportunities.

Webull also has entered into indemnification agreements with each of its directors and executive officers. Under these agreements, Webull agrees to indemnify the directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Webull.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Global Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Global Plans,” which is incorporated herein by reference.

Employee Share Purchase Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employee Share Purchase Plan,” which is incorporated herein by reference.

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

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future decisions regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operation, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. For more information, also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — We do not intend to pay cash dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of the Webull Ordinary Shares.”

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

On the Closing Date, pursuant to the Business Combination Agreement, immediately prior to the effective time of the First Merger (the “First Merger Effective Time”), (i) immediately prior to the Share Subdivision (as defined below), each preferred share of Webull issued and outstanding immediately prior to the First Merger Effective Time converted into one ordinary share of Webull, par value $0.0001 per share (the “Pre-Subdivision Ordinary Share,” and together with the preferred shares of Webull, the “Pre-Subdivision Shares”) (the “Conversion”); (ii) immediately following the Conversion, the Webull Articles were adopted and became effective (the “Charter Amendment”); (iii) immediately following the Conversion and the Charter Amendment, (A) each Pre-Subdivision Ordinary Share (excluding any Pre-Subdivision Ordinary Shares held by the holding vehicles controlled by founders of Webull (the “Webull Founder Holdcos”) issued and outstanding immediately prior to the First Merger Effective Time was subdivided into a number of Webull Class A Ordinary Shares, determined by multiplying each such Pre-Subdivision Ordinary Share by 3.3593 (the “Share Subdivision Factor”), and re-designated as Webull Class A Ordinary Shares; and (B) each Pre-Subdivision Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time and held by the Webull Founder Holdcos was subdivided into a number of Webull Class B Ordinary Shares, determined by multiplying each such Pre-Subdivision Ordinary Share by the Share Subdivision Factor, and re-designated as Webull Class B Ordinary Shares (the transactions contemplated by (A) and (B), collectively, the “Share Subdivision,” and collectively with the Conversion and the Charter Amendment, the “Webull Capital Restructuring”); (iv) immediately following the Share Subdivision, each option to purchase Pre-Subdivision Ordinary Shares of Webull outstanding as of the effective time of the Share Subdivision became an option to purchase Webull Class A Ordinary Shares, exercisable for that number of Webull Class A Ordinary Shares and at the per share exercise price, in each case as adjusted by the Share Subdivision Factor and otherwise subject to substantially the same terms and conditions as were applicable to such option immediately before the effective time of the Share Subdivision (including expiration date and exercise provisions); (v) each restricted share unit of Webull granted under the 2021 Global Plan that was outstanding immediately prior to the Share Subdivision that may be settled in Pre-Subdivision Shares, whether vested or unvested, ceased to represent the right to acquire Pre-Subdivision Shares of Webull and were cancelled in exchange for a right to acquire a number of Webull Class A Ordinary Shares as adjusted by the Share Subdivision Factor and otherwise subject to the same terms and conditions (including applicable vesting, vesting acceleration, expiration and forfeiture provisions) that applied to the corresponding restricted share unit immediately prior to the Share Subdivision; and (vi) any restricted Pre-Subdivision Shares granted under the 2021 Global Plan (the “Company Restricted Shares”) that were issued and outstanding immediately prior to the First Merger Effective Time were subdivided into Webull Class A Ordinary Shares subject to the same terms and conditions as were applicable to such Company Restricted Shares immediately prior to the First Merger Effective Time (including with respect to vesting and termination-related provisions).

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

As of the Closing Date, Webull had (i) 378,463,226 Webull Class A Ordinary Shares and 82,988,016 Webull Class B Ordinary Shares issued and outstanding, and (ii) 17,271,990 Webull Warrants (including 6,792,000 Webull Private Warrants) and 20,913,089 Webull Incentive Warrants issued and outstanding. Webull also has 44,400,984 Webull Class A Ordinary Shares reserved for issuance pursuant to its 2021 Global Plan. Immediately after the consummation of the Business Combination, (i) the Existing Webull Shareholders owned 98.73% of the issued and outstanding Webull Ordinary Shares, representing 99.71% of Webull’s total voting power; (ii) shareholders of SKGR Class A Ordinary Shares owned 0.51% of the issued and outstanding Webull Ordinary Shares, representing 0.12% of Webull’s total voting power, and (iii) the Initial SKGR Shareholders owned 0.76% of the issued and outstanding Webull Ordinary Shares, representing 0.17% of Webull’s total voting power. As a result, upon the consummation of the Business Combination, Webull qualifies as a “controlled company” as defined under the corporate governance rules of the Nasdaq, because Mr. Anquan Wang, one of the founders of Webull, beneficially owns all of our issued and outstanding Webull Class B Ordinary Shares, or 81.43% of the total voting power of all issued and outstanding Webull Ordinary Shares, immediately following the consummation of the Business Combination. For so long as Webull remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules. As a foreign private issuer and a “controlled company,” Webull is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors; and (iv) an exemption from the requirement that an audit committee be comprised of at least three members under Nasdaq Rule 5605(c)(2)(A). Webull has decided to rely on all of the foregoing exemptions available to foreign private issuers and “controlled companies.”

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

In addition, on the Closing Date, pursuant to the Incentive Warrant Agreement, Webull issued to (i) each shareholder of SPAC Class A Ordinary Shares (other than the Initial SKGR Shareholders or any holder of SPAC Treasury Shares) one Incentive Warrant for each SPAC Class A Ordinary Share, other than Redeeming SPAC Shares and Dissenting SPAC Shares, held by such shareholder, and (ii) certain shareholders of Webull, an aggregate of 20,000,000 Webull Incentive Warrants.

The Webull Class A Ordinary Shares, Webull Warrants and Webull Incentive Warrants began trading on the Nasdaq Capital Market under the symbols “BULL,” “BULLW” and “BULLZ,” respectively, on April 11, 2025. On June 30, 2025, Webull redeemed all of the Webull Incentive Warrants. Following the redemption deadline, the Webull Incentive Warrants ceased trading on Nasdaq and no Webull Incentive Warrants are issued and outstanding.

The foregoing description of the Business Combination Agreement and the rights and restrictions contemplated thereby does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and the amendments thereto, which were filed as Exhibit 4.1 to this Report (for the Business Combination Agreement), Exhibit 4.2 to this Report (for Amendment to Business Combination Agreement) and Exhibit 4.3 to this Report (for Amendment No. 2 to Business Combination Agreement), and are incorporated herein by reference. Please also see “Note 18 — Description of Business — Closing of Business Combination” within our consolidated financial statements included within this Report for further information on significant changes since the date of our audited consolidated financial statements included in this Report, which information is incorporated by reference herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Webull Class A Ordinary Shares and Webull Warrants are listed on Nasdaq under the symbols “BULL” and “BULLW” respectively.

The information about Webull Class A Ordinary Shares and Webull Warrants is set forth in “Item 10. Additional Information — B. Memorandum and Articles of Association,” and “Item 12. Description of Securities Other Than Equity Securities — B. Warrants and Rights — Webull Warrants,” respectively, which is incorporated herein by reference.

Pursuant to the Registration Rights Agreement entered into in connection with the Business Combination, certain holders of Webull securities that entered into such agreement can each demand that Webull register their registrable securities and assist in underwritten takedown of such securities under certain circumstances and will each also have piggyback registration rights for these securities in connection with certain registrations of securities that Webull undertakes. See the Registration Rights Agreement filed as Exhibit 4.11 to this Report and “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — The grant and future exercise of registration rights may adversely affect the market price of Webull Securities,” which is incorporated by reference herein.

There can be no assurance that the Webull Class A Ordinary Shares and Webull Warrants will remain listed on Nasdaq. If Webull fails to comply with the Nasdaq listing requirements, such securities could be delisted from Nasdaq. A delisting of the Webull Class A Ordinary Shares and Webull Warrants will likely affect the liquidity of such securities and could inhibit or restrict the ability of Webull to raise additional financing.

B. Plan of Distribution

Not applicable.

C. Markets

Webull Class A Ordinary Shares and Webull Warrants are listed on Nasdaq under the symbols “BULL” and “BULLW” respectively.

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

The Webull Articles authorize the issuance of up to 4,000,000,000 Class A Ordinary Shares of par value of US$0.00001 each and 1,000,000,000 Class B Ordinary Shares of par value of US$0.00001 each. As of December 31, 2025, Webull has 440,715,769 Webull Class A Ordinary Shares and 83,859,005 Webull Class B Ordinary Shares issued and outstanding. All Webull Ordinary Shares issued and outstanding are fully paid and non-assessable.

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

Indemnification of Directors and Officers. The laws of the Cayman Islands do not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud, dishonesty, willful default, willful neglect, fraud or against the consequences of committing a crime.

The Webull Articles provide that every director (including alternate director), secretary, or other officer for the time being and from time to time of Webull (but not including Webull’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of Webull’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions, without limitation to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning Webull or its affairs in any court whether in the Cayman Islands or elsewhere.

Webull also entered into indemnification agreements with its directors and executive officers under the laws of the Cayman Islands, pursuant to which Webull agrees to indemnify each such person against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of Webull. Webull’s obligations under the indemnification agreements will be subject to certain customary restrictions and exceptions. The form of such indemnification agreement are filed as an exhibit of this Registration Statement.

In addition, Webull maintains standard policies of insurance under which coverage is provided to its directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, Webull has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

C. Material Contracts

Material Contracts Relating to the Company’s Operations

Omnibus Clearing Agreement

The Company has entered into the Omnibus Clearing Agreement and the Fully Disclosed Clearing Agreement with Apex Clearing, as its clearing partner, to clear and settle all stock and securities trades. For a description of the material terms of the Omnibus Clearing Agreement and the Fully Disclosed Clearing Agreement, see “Item 4. Information on the Company — B. Business Overview — Investing through the Webull Platform,” which is incorporated by reference herein and qualified by reference to the Omnibus Clearing Agreement and the Fully Disclosed Clearing Agreement filed as Exhibits 4.12 and 4.13, respectively, to this Report.

Standby Equity Purchase Agreement

On July 1, 2025, the Company entered into the Purchase Agreement with YA II PN, Ltd., a Cayman Islands exempted limited company (“Yorkville”), pursuant to which Yorkville has committed to purchase from the Company, at the Company’s direction, up to $1,000,000,000 of Webull Class A Ordinary Shares, subject to terms and conditions specified in the Purchase Agreement. As consideration for Yorkville’s irrevocable commitment to purchase Webull Class A Ordinary Shares at the Company’s election and discretion from time to time from the date of the Purchase Agreement until 36 months following the date of the Purchase Agreement, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company issued to Yorkville 159,236 Webull Class A Ordinary Shares pursuant to the terms of the Purchase Agreement, which reflect 0.20% of the Commitment Amount divided by the last closing price of the Webull Class A Ordinary Shares as of the date of signing of the Purchase Agreement. The Company registered for the resale of the Commitment Shares and 75,000,000 Webull Class A Ordinary Shares on a registration statement on Form F-1 filed with the SEC on July 18, 2025, and declared effective by the SEC on July 22, 2025, and later amended by Post-Effective Amendment No. 1 filed with the SEC on September 9, 2025 and declared effective by the SEC on September 11, 2025. As of December 31, 2025, Webull has issued and sold to Yorkville 11,500,000 Webull Class A Ordinary Shares (excluding the 159,236 Commitment Shares) and raised proceeds of $173.2 million under the Purchase Agreement in connection with such sales. We will not receive any proceeds from the sale of the securities by Yorkville. However, any Webull Class A Ordinary Shares sold by Webull to Yorkville pursuant to the terms of the Purchase Agreement and issued pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act will be sold to Yorkville at a variable price determined pursuant to the terms of the Purchase Agreement. The Purchase Price will be calculated pursuant to the Purchase Agreement by multiplying the Market Price by 97.50% (which represents a 2.5% discount), and will in any event be no less than the $0.00001 par value per Webull Class A Ordinary Share. The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell Webull Class A Ordinary Shares to Yorkville. The summary of the Purchase Agreement included herein is qualified by reference to the Purchase Agreement which is filed as an exhibit of this Report.

On April 1, 2026, the Company delivered a notice of termination to Yorkville to terminate the Purchase Agreement in accordance with its terms. The termination became effective on April 6, 2026. At the time of the termination, there were no outstanding advance notices, no shares to be issued, and no amount owed by either party under the Purchase Agreement.

Material Contracts Relating to the Business Combination

Auxo Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, SKGR, Webull and the Initial SKGR Shareholders entered into a support agreement, pursuant to which, each Initial SKGR Shareholder agreed, among other things, (a) at any meeting of SKGR Shareholders called to seek SKGR Shareholders’ approval of the transactions in connection with the Business Combination and the amendment to the memorandum and articles of association of SKGR to extend the deadline for the Business Combination (the “SPAC Shareholder Extension Approval”), or in connection with any written consent of SKGR Shareholders or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement and the transactions contemplated therein, such Initial SKGR Shareholder (i) agreed to, if a meeting is held, appear at such meeting or otherwise cause the SKGR Class B Ordinary Shares held by such Initial SKGR Shareholder to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted the SKGR Class B Ordinary Shares held by such Initial SKGR Shareholder in favor of the relevant SKGR Shareholders’ approvals or SPAC Shareholder Extension Approval; and (b) subject to the exceptions set forth in the Auxo Support Agreement, agreed to become subject to certain transfer restrictions with respect to (i) any Webull Class A Ordinary Shares held by each Initial SKGR Shareholder immediately after the effective time of the First Merger during a period of twelve (12)-months from and after the Closing Date, (ii) Webull Warrants or Webull Class A Ordinary Shares underlying such warrants held by each Initial SKGR Shareholder immediately after the effective time of the First Merger until thirty (30) days after the Closing Date. Since the closing of the Business Combination, all transfer restrictions pursuant to the Auxo Support Agreement expired. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — Future resales of Webull Ordinary Shares issued to Webull shareholders and other significant shareholders may cause the market price of the Webull Class A Ordinary Shares to drop significantly, even if Webull’s business is doing well.”

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

Indemnity Letter Agreement

On December 5, 2024, Webull and the Initial SKGR Shareholders entered into an Indemnity Letter Agreement (the “Indemnity Letter Agreement”). The Indemnity Letter Agreement provides that, among other things, Webull shall indemnify, to the extent permitted by law, the Initial SKGR Shareholders against losses resulting from or based upon any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus, any issuer free writing prospectus, any information of Webull that it has filed or is required to file pursuant to Rule 433(d) under the Securities Act, any written communication (within the meaning of Rule 405 under the Securities Act) with investors, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading. In connection with the registration statement in which an Initial SKGR Shareholder is participating, such Initial SKGR Shareholder shall furnish to Webull in writing the SPAC Insider Information (as defined in the Indemnity Letter Agreement) and to the extent permitted by law, shall indemnify Webull against losses resulting from any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus, any issuer free writing prospectus, any Webull information that Webull has filed or is required to file pursuant to Rule 433(d) under the Securities Act, any written communication with investor, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent that such untrue statement or alleged untrue statement or omission or alleged omission of a material fact are made in reliance upon any information or affidavit furnished in writing by such Initial SKGR Shareholder expressly for use therein. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Registration Rights Agreement

Webull has entered into the Registration Rights Agreement with the Initial SKGR Shareholders and the Existing Webull Shareholders. For additional information on the Registration Rights Agreement, please see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Business Combination Related Agreements — Registration Rights Agreement,” which is incorporated herein.

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

Incentive Warrant Agreement

On the Closing Date, Webull and Continental Stock Transfer & Trust Company entered into a warrant agreement (the “Incentive Warrant Agreement”), pursuant to which, in connection with the Mergers and on the Closing Date, Webull issued to (i) each SKGR Shareholder (other than the Initial SKGR Shareholders or any holder of SKGR treasury shares) one Webull Incentive Warrant to purchase one Webull Class A Ordinary Share at an initial price of $10.00 per share (subject to adjustment pursuant to the terms of the Incentive Warrant Agreement for capitalization, share dividends or split-up) for each SKGR Class A Ordinary Share in respect of which the holder thereof did not validly exercise his or her redemption right, and (ii) certain shareholders of Webull, an aggregate of 20,000,000 Webull Incentive Warrants. On June 30, 2025, Webull redeemed all of the issued and outstanding Webull Incentive Warrants pursuant to the terms of the Incentive Warrant Agreement. Prior to the redemption, a total of 20,453,945 Webull Incentive Warrants were exercised and each converted into one Webull Class A Ordinary Share at an exercise price of $10.00 per share, resulting in aggregate gross proceeds to Webull of $204.5 million. The remaining 459,144 Webull Incentive Warrants that were not exercised on or prior to June 30, 2025 were redeemed at $0.01 per warrant. For more information on the Webull Incentive Warrants, see “Item 12. Description of Securities Other Than Equity Securities — B. Warrants and Rights.”

Employment Agreements, Independent Director Agreements and Indemnification Agreements

Webull has entered into employment agreements with each of the executive officers, independent director agreements with each of its non-employee directors, and indemnification agreements with each of its directors and officers. For additional information on the employments agreements, independent director agreements and the indemnification agreements, please see the section below entitled “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Company Relationships and Related Party Transactions — Employment Agreements, Independent Director Agreements and Indemnification Agreements,” which is incorporated herein.

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

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Webull Warrants or Webull Incentive Warrants equal to the number of Webull Class A Ordinary Shares having a value equal to the exercise price for the total number of Webull Warrants or Webull Incentive Warrants to be exercised. In such case, subject to the PFIC rules discussed below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the Webull Warrants or Webull Incentive Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Webull Class A Ordinary Shares that would have been received in a regular exercise of the Webull Warrants or Webull Incentive Warrants deemed surrendered and the U.S. Holder’s tax basis in the Webull Warrants or Webull Incentive Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the Webull Class A Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the Webull Warrants or Webull Incentive Warrants deemed exercised and the aggregate exercise price of such Webull Warrants. It is unclear whether a U.S. Holder’s holding period for the Webull Class A Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Webull Warrants or Webull Incentive Warrants; in either case, the holding period would not include the period during which the U.S. Holder held the Webull Warrants or Webull Incentive Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurances which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Webull Warrants or Webull Incentive Warrants.

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

Based on our analysis of the composition of the income, assets and operations of Webull and its subsidiaries for 2025, Webull believes it was not a PFIC for the taxable year ending December 31, 2025. However, whether Webull is treated as a PFIC for any taxable year is a factual determination that can only be made after the close of such taxable year, involves extensive factual investigation, including ascertaining the fair market value of all its assets on a quarterly basis and the character of each item of income that it earns, and, thus, is subject to significant uncertainty and change.

Changes in the composition of Webull’s income or assets may cause Webull to become a PFIC. The determination of whether Webull will be a PFIC for any taxable year may depend, in part, on the value of its goodwill and other intangible assets. The fair market value of those assets may be determined using one or more valuation methodologies, including by reference to our market capitalization, which has been volatile and may continue to be volatile; however, market capitalization may not always be an accurate indicator of fair market value, and we may use other valuation methods that we believe are more reasonable in the circumstances. The IRS may also challenge Webull’s classification or valuation of its goodwill and other intangible assets, which could result in Webull being treated as, or becoming, a PFIC for any past, current, or future taxable year.  While we believe it is reasonable to determine that we are not a PFIC for 2025, there can be no assurance regarding our PFIC status because the PFIC determination is highly factual.

It is not entirely clear how various aspects of the PFIC rules apply to the Webull Warrants or Webull Incentive Warrants. IRS Section 1298(a)(4) of the Code provides that, to the extent provided in the U.S. Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final U.S. Treasury Regulations are currently in effect under IRC Section 1298(a)(4) of the Code. However, proposed U.S. Treasury Regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the Webull Warrants or Webull Incentive Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the Webull Warrants or Webull Incentive Warrants.

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

The Tax Concessions Act

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, Webull has applied and received an undertaking from the Governor in Cabinet:

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

These concessions shall be for a period of TWENTY years from the date of such undertaking.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also may, but are not required to, furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

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

B. Warrants and Rights.

Webull Public Warrants and Webull Private Warrants

Upon the consummation of the Business Combination, each SKGR Public Warrant outstanding immediately prior to such Business Combination was assumed by Webull and converted into a Webull Public Warrant. As of the Closing Date, there were 17,271,990 Webull Warrants (including 6,792,000 Webull Private Warrants) issued and outstanding. As of the date of this Report, there remain 9,675,384 Webull Warrants issued and outstanding and no Webull Private Warrants remain issued and outstanding. Each Webull Public Warrant continues to have and be subject to substantially the same terms and conditions as were applicable to such SKGR Public Warrant immediately prior to the consummation of the Business Combination (including any redemption rights provisions). Each Webull Warrant entitles the holder thereof the right to acquire one Webull Class A Ordinary Shares at an exercise price of $11.50 per share (subject to adjustments) from 30 days after the Closing Date and will expire on earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is five years after the Closing Date, (y) the liquidation of Webull, and (z) at 5:00 p.m., New York City time on the Redemption Date (as defined in the Warrant Assignment Agreement).

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

The foregoing summary of the terms of the Webull Warrants is only a summary and is qualified by reference to the Warrant Assignment Agreement, which is included as Exhibit 2.4 to this Report. For more information, also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — We may redeem your unexpired Webull Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making such warrants worthless” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Ownership of Securities of Webull — Holders of Webull Warrants will only be able to exercise their Webull Warrants on a “cashless basis” under certain circumstances, and if they do so, they will receive fewer Webull Class A Ordinary Shares from such exercise than if such warrants were exercised for cash.”

Webull Incentive Warrants

Upon the consummation of the Business Combination, Webull issued 20,913,089 Webull Incentive Warrants to certain Existing Webull Shareholders and SKGR Shareholders who did not redeem their SKGR Class A Ordinary Shares in connection with the Business Combination. Each Webull Incentive Warrant entitled the holder thereof to purchase one Webull Class A Ordinary Share at an initial exercise price of $10.00 per share (subject to adjustment pursuant to the terms of the Incentive Warrant Agreement). On June 30, 2025, Webull redeemed all of the issued and outstanding Webull Incentive Warrants pursuant to the terms of the Incentive Warrant Agreement. Prior to the redemption, a total of 20,453,945 Webull Incentive Warrants were exercised and each converted into one Webull Class A Ordinary Share at an exercise price of $10.00 per share, resulting in aggregate gross proceeds to Webull of $204.5 million. The remaining 459,144 Webull Incentive Warrants that were not exercised on or prior to June 30, 2025 were redeemed at $0.01 per warrant.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025, our management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. In assessing the effectiveness of our internal control over financial reporting, our management used the framework established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation as of December 31, 2025, our management concluded that our internal control over financial reporting was operating effectively as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

As an emerging growth company, we are not required at this time to comply with the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of our internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. William Houlihan and Mr. Walter Bishop, members of our audit committee and independent directors (under the standards under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), are audit committee financial experts. See “Item 6. “Directors, Senior Management and Employees — A. Directors and Senior Management” for Mr. Houlihan and Mr. Bishop’s experience and qualifications.

ITEM 16B. CODE OF ETHICS

The Board has adopted a code of business conduct and ethics (which is filed as Exhibit 11.1 to this Report) that establishes the standards of ethical conduct applicable to all of the Company’s directors, officers, employees, and, as applicable, consultants and contractors. The code addresses, among other things, competition and fair dealing, avoiding conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on the Company’s website. Amendments to the code will be promptly disclosed and posted on the Company’s website. The code is also available on Webull’s website under Governance Documents at https://www.webullcorp.com/investor-relations/board. Information contained on the Company’s website is not incorporated by reference into this Report, and you should not consider information contained on the Company’s website to be part of this Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditor and its member firms, for the years indicated.

	For the year ended December 31,
	2025	2024
	(US$ in thousands)
Audit fees(1)	3,395	3,380
Audit-related fees(2)	217	20
Tax fees(3)	338	273
All other fees(4)	283	-
Total	$4,233	$3,673

(1)	“Audit fees” consists of the aggregate fees billed or to be billed for the audit of Webull’s annual consolidated financial statements, reviews of its quarterly financial statements, audits of statutory financial statements of certain subsidiaries and review of registration statements filed with the SEC.

(2)	“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Webull’s financial statements and are not reported under Audit fees.

(3)	“Tax fees” are the aggregate fees billed for tax advisory and compliance services.

(4)	“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories.

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

Our audit committee comprises of Mr. William Houlihan and Mr. Walter Bishop, both of whom are independent directors under the standards under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. Therefore, our audit committee consists solely of independent directors in accordance with the audit committee requirements under Nasdaq Rule 5605(c)(2) and Rule 10A-3 of the Exchange Act. We continue to rely on the exemption under Nasdaq Rule 5615 that permits a foreign private issuer following its home country practice to be exempt from the requirement under Nasdaq Rule 5605(c)(2)(A) to have an audit committee of at least three members.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We rely on the home country practice exemption available to foreign private issuers for the requirement under (i) Nasdaq Rule 5605(c)(2)(A) that the audit committee must have at least three members, (ii) Nasdaq Rule 5620 that each issuer must hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end and must solicit proxies and provide proxy statements for all meetings of shareholders, (iii) Nasdaq Rule 5635 that shareholder approval is required prior to certain issuances of securities, including Nasdaq Rule 5635(c), pursuant to which companies listed on Nasdaq are required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended, and (iv) Nasdaq Rule 5250(d) that companies listed on Nasdaq are required to distribute annual and interim reports to shareholders. We will, however, hold annual shareholders meetings in the future if there are matters that require shareholders’ approval. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” as defined under the Nasdaq rules because Mr. Anquan Wang beneficially owns 16.4% of the outstanding Webull Ordinary Shares (including all of the outstanding Webull Class B Ordinary Shares), representing 79.2% of Webull’s total voting power as of March 31, 2026. Mr. Anquan Wang also has beneficial ownership over 2,301,374 Webull Class A Ordinary Shares held of record by Webull Partners Limited (our share-award platform entity for certain of our employees, officers and directors) and may exercise voting rights with respect to 10,058,435 Webull Class A Ordinary Shares subject to the satisfaction of certain conditions under the Proxy Agreement as of December 31, 2025. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may continue to rely, on certain exemptions from Nasdaq corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors; and (iv) an exemption from the rule that independent directors must have regularly scheduled executive sessions at which only independent directors are present. Current, we rely on all of the foregoing exemptions available to a controlled company.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading as our insider trading compliance policy (the “Insider Trading Policy”) that governs the purchase, sale, and other dispositions of our securities by our officers, directors, advisory board members, employees and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. The Insider Trading Policy prohibits, among other things, insider trading and certain speculative transactions in our securities, including trading on inside information, trading during blackout periods, pre-clearance for designated persons, additional prohibited transactions, certain exceptions, confidentiality policy and the consequences of insider trading violations. According to the Insider Trading Policy, each covered Webull Person (as defined in the Insider Trading Policy) has an obligation to become familiar with and to comply with the Insider Trading Policy, as well as any other policies and procedure applicable to that Webull Person. The Insider Trading Policy has been updated since the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 to clarify the securities covered by the policy, explicitly address Section 16 reporting obligations, and expand the permitted trading window for covered persons.

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

ITEM 19. EXHIBITS

Exhibit Index

		Incorporated by Reference
Exhibit No.	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
1.1	Fifth Amended and Restated Memorandum and Articles of Association of Webull Corporation	6-K	001-42597	April 14, 2025	1.1
2.1	Specimen Class A Ordinary Share Certificate of Webull Corporation	F-4	333-283635	March 4, 2025	4.1
2.2	Specimen Webull Warrant Certificate of Webull Corporation	F-4	333-283635	March 4, 2025	4.2
2.4	Warrant Assignment Agreement, dated as of April 10, 2025, by and among SKGR, Webull and Continental Stock Transfer & Trust Company	6-K	001-42597	April 14, 2025	2.1
2.6	Description of Securities					x
4.1#	Business Combination Agreement, dated as of February 27, 2024, by and among SKGR, Webull, Feather Sound I Inc. and Feather Sound II Inc.	F-4	333-283635	March 4, 2025	2.1
4.2#	Amendment to Business Combination Agreement, dated as of December 5, 2024, by and among SKGR, Webull, Feather Sound I Inc. and Feather Sound II Inc.	F-4	333-283635	March 4, 2025	2.2
4.3	Amendment No. 2 to Business Combination Agreement, dated as of March 31, 2025, by and among SKGR, Webull, Feather Sound I Inc. and Feather Sound II Inc.	6-K	001-42597	April 14, 2025	4.3
4.5	Form of Indemnification Agreement between Webull Corporation and each executive officer of Webull Corporation	F-4	333-283635	March 4, 2025	10.2
4.6+	Form of Employment Agreement between Webull Corporation and each executive officer of Webull Corporation	F-4	333-283635	March 4, 2025	10.3
4.7	Auxo Support Agreement, dated as of February 27, 2024, by and among Webull, Auxo and the Initial SKGR Shareholders	F-4	333-283635	March 4, 2025	10.4
4.8	Amendment to Auxo Support Agreement, dated as of December 5, 2024, by and among Webull, Auxo and the Initial SKGR Shareholders	F-4	333-283635	March 4, 2025	10.5
4.9	Form of 2023 Non-Redemption Agreement by and among SK, Auxo and certain shareholders of SKGR	20-F	001-42597	April 25, 2025	4.9
4.10	Form of 2024 Non-Redemption Agreement by and among SK, Auxo and certain shareholders of SKGR	20-F	001-42597	April 25, 2025	4.10
4.11	Form of Registration Rights Agreement, by and among Webull, the Initial SKGR Shareholders and certain Existing Shareholders	6-K	001-42597	April 14, 2025	4.4
4.12#	Omnibus Clearing Agreement between Apex Clearing Corporation and Webull Financial LLC dated as of January 26, 2021 and amendments thereto, dated as of June 1, 2021 and December 12, 2022	F-4	333-283635	March 4, 2025	10.17

Incorporated by Reference
Exhibit No.	Description	Form	File No.	Filing Date	Exhibit	Filed Herewith
4.13#	Fully Disclosed Clearing Agreement between Apex Clearing Corporation and Webull Financial LLC dated as of September 27, 2017 and amendments thereto, dated as of September 3, 2019 and June 1, 2021	F-4	333-283635	March 4, 2025	10.18
4.14	Indemnity Letter Agreement, dated as of December 5, 2024 by and among Webull Corporation, Auxo and directors of SK	F-4	333-283635	March 4, 2025	10.19
4.15	Standby Equity Purchase Agreement, dated July 1, 2025, by and between Webull Corporation and YA II PN, LTD.	6-K	001-42597	July 3, 2025	99.2
4.16	Form of independent director agreement	F-1	333-288787	July 18, 2025	10.18
4.17	Business Combination Agreement, dated July 11, 2025, by and among Webull Corporation, Feather Sound II Inc. and Webull Pay Inc.	6-K	001-42597	July 17, 2025	99.2
4.18	Amendment to Business Combination Agreement, dated August 20, 2025, by and among Webull Corporation, Feather Sound II Inc. and Webull Pay Inc.	POS AM	333-288787	September 9, 2025	10.20
8.1	Subsidiaries of Webull					x
10.1+	Webull Corporation 2021 Global Share Incentive Plan	F-4	333-283635	March 4, 2025	10.1
10.2+	Webull Corporation 2026 Global Share Incentive Plan					x
10.3	Webull Corporation 2026 Employee Share Purchase Plan					x
11.1	Code of Business Conduct and Ethics of Webull					x
11.2	Insider Trading Policy of Webull					x
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					x
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					x
13.1†	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					x
13.2†	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					x
97.1	Clawback Policy	20-F	001-42597	April 25, 2025	97.1
101. INS	Inline XBRL Instance Document					x
101. SCH	Inline XBRL Taxonomy Extension Schema Document					x
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					x
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					x
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					x
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					x
104	Cover Page Interactive Data Filed (embedded within the Inline XBRL document)					x

†	Furnished herewith; not deemed to be filed with the SEC or to be incorporated by reference into any filing of Webull Corporation under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 20-F, irrespective of any general incorporation language contained in such filing.

+	Indicates management contract or compensatory plan.

#	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form 20-F. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 8, 2026

WEBULL CORPORATION

	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

WEBULL CORPORATION

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Webull Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Webull Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

New York, New York
April 8, 2026

Webull Corporation
Consolidated Statements of Financial Position

	December 31, 2025	December 31, 2024

Assets

Cash and cash equivalents	$653,188,906	$270,728,008
Cash and cash equivalents segregated under federal and foreign requirements	1,537,119,275	939,232,153
Receivables from brokers, dealers, and clearing organizations	562,961,145	262,093,040
Receivables from customers, net	708,785,550	301,107,428
Prepaid expenses and other current assets	50,208,272	50,344,836
Customer-held fractional shares	172,309,953	108,252,531
Total current assets	3,684,573,101	1,931,757,996

Right-of-use assets	64,357,655	66,293,751
Property and equipment, net	35,894,855	33,629,770
Intangible assets, net	55,434,567	19,415,963
Goodwill	30,264,138	5,197,438
Deferred tax assets	9,346,987	12,374,499
Other non-current assets	1,000,000	–
Total non-current assets	196,298,202	136,911,421
Total assets	$3,880,871,303	$2,068,669,417
Liabilities, mezzanine equity, and shareholders’ equity (deficit)
Payables due to customers	$2,667,837,626	$1,378,625,130
Payables due to brokers, dealers, and clearing organizations	3,481,115	1,490,537
Lease liabilities - current portion	3,611,195	4,969,959
Accounts payable and other accrued expenses	102,183,377	61,079,799
Total current liabilities	2,777,113,313	1,446,165,425

Lease liabilities - non-current portion	8,911,821	10,438,555
Unsecured promissory notes	65,000,000	–
Deferred tax liabilities	13,366,222	5,292,255
Total non-current liabilities	87,278,043	15,730,810
Total liabilities	2,864,391,356	1,461,896,235

Commitments and Contingencies (Note 27)	–	–

Mezzanine equity
Convertible redeemable preferred shares (aggregate liquidation preference of $0 and $644,132,365 as of December 31, 2025 and December 31, 2024, respectively; and aggregate redemption value of $0 and $2,861,748,733 as of December 31, 2025 and December 31, 2024, respectively; Note 17)	–	2,861,748,733
Total mezzanine equity	–	2,861,748,733

Shareholders’ equity (deficit)
Class A ordinary shares ($0.00001 par value; 4,000,000,000 shares authorized, 440,715,769 and 439,591,704 shares issued and outstanding as of December 31, 2025, respectively; and 143,531,580 and 139,307,224 shares issued and outstanding as of December 31, 2024, respectively)	4,396	1,393
Class B ordinary shares ($0.00001 par value, 1,000,000,000 shares authorized, 83,859,005 shares issued and outstanding as of December 31, 2025 and no shares as of December 31, 2024)	839	–
Treasury shares (1,124,485 and 4,224,356 shares as of December 31, 2025 and December 31, 2024, respectively)	–	–
Additional paid in capital	3,192,952,827	–
Accumulated deficit	(2,178,189,845)	(2,241,054,086)
Accumulated other comprehensive income (loss)	1,524,496	(15,195,946)
Total shareholders’ equity (deficit)	1,016,292,713	(2,256,248,639)
Noncontrolling interest	187,234	1,273,088
Total equity (deficit)	1,016,479,947	(2,254,975,551)
Total liabilities, mezzanine equity, and total equity (deficit)	$3,880,871,303	$2,068,669,417

The accompanying notes are an integral part of the consolidated financial statements.

Webull Corporation
Consolidated Statements of Operations and Comprehensive (Loss) Income
For the Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
Revenues
Equity and option order flow rebates	$304,126,641	$197,069,562	$192,232,715
Interest related income	154,256,508	130,451,877	155,792,329
Handling charge income	87,293,753	49,044,700	30,677,177
Other revenues	25,319,904	13,663,533	10,900,349
Total revenues	570,996,806	390,229,672	389,602,570
Operating expenses
Brokerage and transaction	128,749,064	79,306,618	66,418,918
Technology and development	79,184,019	63,840,463	52,156,468
Marketing and branding	135,947,415	138,721,231	152,258,002
General and administrative	168,642,689	122,714,628	95,789,803
Total operating expenses	512,523,187	404,582,940	366,623,191
Other expense (income), net	13,275,139	(2,302,693)	2,801,285
Income (loss) from continuing operations, before income taxes	45,198,480	(12,050,575)	20,178,094
Provision for income taxes	20,832,451	13,823,355	16,140,571
Income (loss) from continuing operations, net of tax	24,366,029	(25,873,930)	4,037,523
Income from discontinued operations, net of tax (Note 5)	–	2,691,778	1,784,465
Net income (loss)	24,366,029	(23,182,152)	5,821,988
Less net loss attributable to noncontrolling interest (Note 6)	(404,675)	(488,504)	(247,296)
Net income (loss) attributable to the Company	24,770,704	(22,693,648)	6,069,284
Preferred shares redemption value accretion	(21,702,737)	(495,088,038)	(340,080,000)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	–
Excess carrying value of preferred shares repurchased	38,093,537	–	–
Net loss attributable to ordinary shareholders	$(487,519,324)	$(517,781,686)	$(334,010,716)

Amounts attributable to ordinary shareholders
Income (loss) from continuing operations	$24,366,029	$(25,873,930)	$4,037,523
Less loss from continuing operations attributable to noncontrolling interest	(404,675)	(488,504)	(247,296)
Income (loss) from continuing operations attributable to the Company	24,770,704	(25,385,426)	4,284,819
Preferred shares redemption value accretion	(21,702,737)	(495,088,038)	(340,080,000)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	–
Excess carrying value of preferred shares repurchased	38,093,537	–	–
Loss from continuing operations attributable to ordinary shareholders	$(487,519,324)	$(520,473,464)	$(335,795,181)
Income from discontinued operations attributable to ordinary shareholders	–	2,691,778	1,784,465
Net loss attributable to ordinary shareholders	$(487,519,324)	$(517,781,686)	$(334,010,716)

Loss per share from continuing operations attributable to ordinary shareholders (Note 22)
Basic and diluted	$(1.23)	$(3.75)	$(2.43)
Income per share from discontinued operations attributable to ordinary shareholders
Basic and diluted	$–	$0.02	$0.01
Net loss attributable to ordinary shareholders
Basic and diluted	$(1.23)	$(3.73)	$(2.42)
Weighted-average shares outstanding
Basic and diluted	396,999,679	138,828,900	137,965,591

Net income (loss)	$24,366,029	$(23,182,152)	$5,821,988
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	16,691,471	(8,430,811)	1,660,040
Other comprehensive income (loss)	16,691,471	(8,430,811)	1,660,040
Comprehensive income (loss)	41,057,500	(31,612,963)	7,482,028
Less comprehensive loss attributable to noncontrolling interest	(404,675)	(488,504)	(247,296)
Less foreign currency translation adjustment attributable to noncontrolling interest	(28,971)	(94,666)	(2,713)
Preferred shares redemption value accretion	(21,702,737)	(495,088,038)	(340,080,000)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	–
Excess carrying value of preferred shares repurchased	38,093,537	–	–
Comprehensive (loss) income attributable to ordinary shareholders	$(470,798,882)	$(526,117,831)	$(332,347,963)

The accompanying notes are an integral part of the consolidated financial statements.

Webull Corporation

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)
For the Years Ended December 31, 2025, 2024 and 2023

	Class A Ordinary		Class B Ordinary		Treasury Share Reserve		Additional Paid-in-	Accumulated	Accumulated Other Comprehensive	Total Shareholders’	Noncontrolling	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit	Interest	(Deficit)
Balance as of December 31, 2022	135,754,130	$1,358	–	$–	(7,777,450)	$–	$–	$(1,444,259,613)	$(8,522,554)	$(1,452,780,809)	$–	$(1,452,780,809)
Issuances of vested restricted stock awards	1,323,252	13	–	–	1,323,252	–	(13)	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	29,375,956	–	–	29,375,956	–	29,375,956
Spin-off of subsidiary to shareholders	–	–	–	–	–	–	–	(7,014,594)	–	(7,014,594)	–	(7,014,594)
Acquisition of PT Webull Sekuritas Indonesia	–	–	–	–	–	–	–	–	–	–	910,230	910,230
Net income attributable to the Company	–	–	–	–	–	–	–	6,069,284	–	6,069,284	–	6,069,284
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(247,296)	(247,296)
Preferred shares redemption value accretion	–	–	–	–	–	–	(29,375,943)	(310,704,057)	–	(340,080,000)	–	(340,080,000)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	1,662,753	1,662,753	(2,713)	1,660,040
Balance as of December 31, 2023	137,077,382	1,371	–	–	(6,454,198)	–	–	(1,755,908,980)	(6,859,801)	(1,762,767,410)	660,221	(1,762,107,189)
Increase in noncontrolling interest attributable to loan conversion	–	–	–	–	–	–	–	–	–	–	1,196,037	1,196,037
Issuances of vested restricted stock awards	1,791,669	18	–	–	1,791,669	–	(18)	–	–	–	–	–
Options exercised	438,173	4	–	–	438,173	–	48,987	–	–	48,991	–	48,991
Share-based compensation	–	–	–	–	–	–	32,587,611	–	–	32,587,611	–	32,587,611
Net income attributable to the Company	–	–	–	–	–	–	–	(22,693,648)	–	(22,693,648)	–	(22,693,648)
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(488,504)	(488,504)
Preferred shares redemption value accretion	–	–	–	–	–	–	(32,636,580)	(462,451,458)	–	(495,088,038)	–	(495,088,038)
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	(8,336,145)	(8,336,145)	(94,666)	(8,430,811)
Balance as of December 31, 2024	139,307,224	$1,393	–	$–	(4,224,356)	$–	$–	$(2,241,054,086)	$(15,195,946)	$(2,256,248,639)	$1,273,088	$(2,254,975,551)

(continued)

	Class A Ordinary		Class B Ordinary		Treasury Share Reserve		Additional Paid-in-	Accumulated	Accumulated Other Comprehensive	Total Shareholders’	Noncontrolling	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Deficit	Interest	(Deficit)
Balance as of December 31, 2024	139,307,224	$1,393	–	$–	(4,224,356)	$–	$–	$(2,241,054,086)	$(15,195,946)	$(2,256,248,639)	$1,273,088	$(2,254,975,551)
Delivery of ordinary shares underlying vested RSUs	4,051,432	41	–	–	–	–	(41)	–	–	–	–	–
Purchase of treasury shares	(1,424,804)	(14)	–	–	(1,424,804)	(20,005,637)	–	–	–	(20,005,651)	–	(20,005,651)
Sale of treasury shares	1,424,804	14	–	–	1,424,804	20,005,637	1,575,699	–	–	21,581,350	–	21,581,350
Option exercised	21,580,475	215	–	–	(19,526)	–	2,838,285	–	–	2,838,500	–	2,838,500
Increase in ownership of Webull Indonesia	–	–	–	–	–	–	(944,045)	–	–	(944,045)	(652,208)	(1,596,253)
Preferred shares redemption value increase	–	–	–	–	–	–	(21,702,737)	–	–	(21,702,737)	–	(21,702,737)
Issuances of vested restricted stock awards	3,687,209	37	–	–	3,687,209	–	(37)	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–	43,872,899	–	–	43,872,899	–	43,872,899
Conversion of preferred shares to ordinary shares	269,381,830	2,694	–	–	–	–	2,745,355,239	–	–	2,745,357,933	–	2,745,357,933
Redesignation of ordinary shares	(82,988,016)	(830)	82,988,016	830	–	–	–	–	–	–	–	–
Issuance of ordinary shares as acquisition consideration	1,237,667	12	870,989	9	(567,812)	–	31,967,204	–	–	31,967,225	–	31,967,225
Issuance of ordinary shares to SKGR shareholders	5,852,239	59	–	–	–	–	(59)	–	–	–	–	–
Issuance of ordinary shares to settle accounts payable	100,000	1	–	–	–	–	1,442,999	–	–	1,443,000	–	1,443,000
Issuance of ordinary shares for services	159,236	1	–	–	–	–	2,025,481	–	–	2,025,482	–	2,025,482
Private warrants exercised	1,777,844	18	–	–	–	–	(18)	–	–	–	–	–
Incentive warrants exercised	20,453,945	205	–	–	–	–	204,539,245	–	–	204,539,450	–	204,539,450
Public warrants exercised	804,606	8	–	–	–	–	9,252,961	–	–	9,252,969	–	9,252,969
Repurchase of preferred shares	–	–	–	–	–	–	–	38,093,537	–	38,093,537	–	38,093,537
Sale of ordinary shares	11,500,000	115	–	–	–	–	172,730,179	–	–	172,730,294	–	172,730,294
Net loss attributable to the Company	–	–	–	–	–	–	–	24,770,704	–	24,770,704	–	24,770,704
Net loss attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	–	(404,675)	(404,675)
Issuance of incentive shares to preferred shareholders	42,685,593	427	–	–	–	–	(427)	–	–	–	–	–
Foreign currency translation adjustment, net of $0 income taxes	–	–	–	–	–	–	–	–	16,720,442	16,720,442	(28,971)	16,691,471
Balance as of December 31, 2025	439,591,284	$4,396	83,859,005	$839	(1,124,485)	$–	$3,192,952,827	$(2,178,189,845)	$1,524,496	$1,016,292,713	$187,234	$1,016,479,947

The accompanying notes are an integral part of the consolidated financial statements.

Webull Corporation
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2025, 2024 and 2023

	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$24,366,029	$(23,182,152)	$5,821,988
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred tax expense	3,037,690	(7,743,603)	(1,083,233)
Depreciation and amortization	3,202,512	3,506,395	2,778,476
Gain from step-acquisition of Webull Pay	(15,495,593)	–	–
Provision for contingent liabilities	3,150,000	1,236,905	326,711
Provision for expected credit losses	1,487,993	332,076	–
Share-based compensation	43,872,899	32,587,611	29,411,885
Unrealized foreign exchange gain	(280,472)	(419,753)	14,270
Write-off of deferred equity offering costs	7,603,867	–	–
Net effect of changes in assets and liabilities:
Net receivables from brokers, dealers and clearing organizations	(281,515,440)	(202,094,775)	(26,008,752)
Net customer receivables and customer payables	806,297,289	466,726,102	545,640,513
Customer-held fractional shares	(64,057,422)	(62,723,702)	(45,042,939)
Prepaid expenses and other current assets	(3,120,732)	17,053,709	(27,617,754)
Operating lease right-of-use assets	1,936,096	(54,386,194)	(819,913)
Accrued expenses and other current liabilities	38,841,479	11,979,068	(13,754,009)
Operating lease liabilities-current	(1,375,007)	1,495,760	963,137
Operating lease liabilities-non-current	(1,526,732)	847,942	(33,548)
Net cash provided by operating activities	566,424,456	185,215,389	470,596,832

Cash flows from investing activities:
Cash received from business combination, net of cash paid	51,390,153	–	–
Cash paid for acquisition, net of cash acquired	–	–	(5,495,863)
Investment in limited liability company units	(1,000,000)	–	–
Purchase of property and equipment and intangible assets	(4,887,272)	(2,412,229)	(4,543,933)
Net cash provided by (used in) investing activities	45,502,881	(2,412,229)	(10,039,796)

Cash flows from financing activities:
Proceeds from exercise of options	2,838,500	48,991	–
Proceeds from incentive warrants exercised	204,539,450	–	–
Proceeds from public warrants exercised	9,252,969	–	–
Proceeds from sale of ordinary shares	172,730,294	–	–
Proceeds from sale of preferred shares	–	40,297,282	20,000,000
Borrowing from revolving credit agreement	30,000,000	5,000,000	–
Principal payments made on revolving credit agreement	(30,000,000)	(5,000,000)	–
Principal payments made on insurance premium financing agreement	(2,166,090)	–	–
Principal payments made on unsecured promissory notes	(35,000,000)	–	–
Purchase of treasury shares	(20,005,651)	–	–
Proceeds from sale of treasury shares	21,581,350	–	–
Purchase of additional shares from noncontrolling interest	(1,689,066)	–	–
Spin-off of subsidiary to shareholders	–	–	(7,162,982)
Net cash provided by financing activities	352,081,756	40,346,273	12,837,018

Net increase in cash, cash equivalents, segregated cash, and cash of discontinued operations	964,009,093	223,149,433	473,394,054
Effective of exchange rate changes	16,338,927	(7,331,739)	2,451,391
Cash, cash equivalents, segregated cash, and cash of discontinued operations at beginning of the year	1,209,960,161	994,142,467	518,297,022
Cash, cash equivalents, segregated cash, and cash of discontinued operations at end of the year	$2,190,308,181	$1,209,960,161	$994,142,467

Cash, cash equivalents, segregated cash, and cash of discontinued operations
Cash and cash equivalents	$653,188,906	$270,728,008	$372,340,353
Segregated cash	1,537,119,275	939,232,153	621,802,114
Cash of discontinued operations (Note 5)	–	–	–
Cash, cash equivalents and segregated cash at end of the year	$2,190,308,181	$1,209,960,161	$994,142,467

The accompanying notes are an integral part of the consolidated financial statements.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

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

In the US, which is our principal market, Webull Financial LLC, our US broker dealer subsidiary, utilizes a clearing organization to handle the clearing of the security transactions of our account holders. Most of our customer accounts were cleared on a fully disclosed basis during 2023. During 2024, we migrated most of our US client accounts to an omnibus basis with our clearing organization. For the years 2024 and 2025, most of our US client accounts were cleared on an omnibus basis with our clearing organization.

On September 26, 2025, we acquired Webull Pay Inc. (“Webull Pay”). Webull Pay provides a digital-first mobile crypto trading platform allowing its platform users to trade cryptocurrencies in the US. We previously had owned Webull Pay until July 14, 2023, the date when we spun off the crypto business. See Note 5 – Discontinued Operations for further details. This acquisition allows us to immediately reintroduce cryptocurrency trading to our US customers.

We generally refer to our platform users throughout our consolidated financial statements as customers. However, most of our platform users do not meet the definition of a customer under ASC 606, Revenues from Contracts with Customers. As particularly discussed in Note 2 – Summary of Significant Accounting Principles – Revenue Recognition, our customers from which we earn and receive revenue are the following: (i) market makers in which we route platform users’ trading orders, (ii) platform users who pay us subscription fees, index option fees, large order option fees, future and event contract commissions or fixed income execution fees, and (iii) our international platform users who pay trading commissions.

Changes in Capital Structure

Change to Authorized Share Capital

On April 10, 2025, the Company increased its authorized share capital to 4,000,000,000 Class A Ordinary Shares and 1,000,000,000 Class B Ordinary Shares by means of a fifth amendment to our memorandum of association.

Stock Split

On April 10, 2025, immediately after the conversion of the Company’s preferred shares and prior to the effectuation of the mergers as discussed in Note 4 – Recapitalization Transaction, Webull increased its outstanding Class A Ordinary Shares by a factor of 3.3593 per outstanding share.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 1 — DESCRIPTION OF BUSINESS (cont.)

Closing of Business Combination

On April 10, 2025, the Company closed on a business combination transaction with SK Growth Opportunities Corporation, as particularly described in Note 4 – Recapitalization Transaction – Business Combination Agreement. In connection with the closing of the business combination, the Company (i) received net trust proceeds of $366,702, (ii) issued an aggregate of 5,852,239 Class A Ordinary Shares to SKGR shareholders and affiliates, (iii) issued an aggregate of 312,065,312 Class A Ordinary Shares to former Webull preferred shareholders, (iv) issued an aggregate of 56,321,319 Class A Ordinary Shares to Webull shareholders, (v) issued 82,988,016 Class B Ordinary Shares to its founder, (vi) issued an aggregate of 20,913,089 incentive warrants to SKGR shareholders and certain Webull shareholders, and (vii) assumed an aggregate of 17,271,990 SKGR issued and outstanding warrants.

We have retroactively reflected certain changes made to our capital structure on April 10, 2025 in our consolidated financial statements as of the earliest period presented. The capital structure changes consist of (i) a stock split and (ii) an increase to the authorized number of Class A Ordinary Shares and Class B Ordinary Shares. The changes made (i) increased the amount of issued, authorized and outstanding Class A Ordinary and Class B Ordinary Shares on our Consolidated Statements of Financial Position and disclosed in Note 18 – Ordinary Shares, (ii) increased the number of weighted-average shares outstanding used in the computation of loss per share on our Consolidated Statements of Operations and Comprehensive (Loss) Income, (iii) increased the number of share-based awards and decreased the exercise prices of our Option Awards as disclosed in Note 21 – Share-Based Compensation, (iv) increased the conversion ratio for our preferred shares as disclosed in Note – 17 Convertible Redeemable Preferred Shares, and (v) increased the number of potential ordinary shares outstanding as disclosed in Note 22 – Net Loss Per Share.

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

Certain reclassifications have been made to prior years to conform to the current period’s presentation. The impact of these reclassifications is immaterial to the presentation of the audited financial statements taken as a whole and had no impact on net income.

The following presents our significant consolidated subsidiaries, all of which are wholly owned either directly or indirectly by Webull Corporation:

Significant Subsidiary	Date of Incorporation/Establishment	Domicile Location	Principal Activity
Webull Financial LLC	May 24, 2017	United States	Broker Dealer
Webull Holdings (US) Inc.	May 16, 2017	United States	Holding Company
Webull Holdings (Singapore) Pte. Ltd.	May 12, 2021	Singapore	Holding Company
Webull Securities (Singapore) Pte. Ltd.	May 12, 2021	Singapore	Broker Dealer
Webull Securities Limited	December 11, 2017	Hong Kong	Broker Dealer
Webull Securities (Japan) Co., Ltd.*	March 23, 1948	Japan	Broker Dealer
Webull Securities (Canada) Limited	October 14, 2021	Canada	Broker Dealer
Webull Securities (Thailand) Company Limited	January 28, 2022	Thailand	Broker Dealer
HongKong Webull Limited	September 19, 2019	Hong Kong	Holding Company
Hunan Weibu Information Technology Co., Ltd.	September 6, 2021	Mainland China	Technology Support and Development Subsidiary

*	Formerly known as Madison Securities Co., Ltd.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

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

Segment Reporting

We operate as a single reportable segment. This determination is based upon the financial information reviewed by our Chief Operating Decision Maker (“CODM”). Our CODM is our management committee, which is comprised of the Company’s Chief Executive Officer, President and Chief Financial Officer who collectively assess the performance of the Company and allocate resources across the Company. The internal reporting used collectively by the management committee is presented on a consolidated basis. The accounting policies of the segment are the same as those described in Note 1 herein. The CODM evaluates the Company’s performance and allocates resources based upon consolidated business metrics, including not limited to registered users, funded accounts, equity notional volume and option contract volume, and financial metrics, which include consolidated revenue, adjusted operating income, adjusted net income and condensed consolidated total assets. Certain information provided to the CODM presents operating expenses on a different basis than that presented in the consolidated statements of operations and comprehensive (loss) income. The operating expenses reviewed by the CODM are presented with share-based compensation excluded. See Note 30 – Segment Reporting for the presentation of segment revenues and operating expenses provided to the CODM for the years ended December 31, 2025, 2024 and 2023.

Cash and Cash Equivalents

Cash and cash equivalents represent demand deposits held at banks which are unrestricted as to withdrawal or use and highly liquid investments with original maturities of less than 90 days. As of December 31, 2025 and 2024, our cash and cash equivalents were $653,188,906 and $270,728,008, respectively, and consisted of demand deposits held at various banks.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Cash and Cash Equivalents Segregated for Federal and Foreign Requirements

We are required to segregate cash and cash equivalents for the exclusive benefit of customers in accordance with federal and foreign regulatory requirements. Our US broker dealer is required to segregate cash and cash equivalents in accordance with the provision of Rule 15c3-3 under the Exchange Act. Our crypto trading business operates under various state money transmitter licenses that required us to segregate customer cash and cash equivalents. Certain of our international broker dealers are required to segregate cash and cash equivalents in accordance with the regulatory authority of the country in which they operate. As of December 31, 2025 and 2024, we held segregated cash and cash equivalents of $1,537,119,275 and $939,232,153, respectively.

Foreign Currency Translation

Our operating results are reported in the consolidated statements of operations and other comprehensive (loss) income pursuant to ASC Topic 220, Income Statement — Reporting Comprehensive Income (“ASC 220”). ASC 220 defines comprehensive income as consisting of all components of net income and all components of other comprehensive income. Our other comprehensive (loss) income is comprised of gains and losses resulting from translating our subsidiaries’ foreign currency financial statements during consolidation. Our reporting currency is the U.S. dollar and our foreign subsidiaries use functional currencies other than the US dollar. A foreign subsidiary’s assets and liabilities are translated into US dollars at period-end exchange rates and its revenues and expenses are translated at average exchange rates during the period. The translation gain or loss is included within accumulated other comprehensive (loss) income within our statements of financial position, net of tax, where applicable.

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

Receivables from Brokers, Dealers, and Clearing Organizations

Our receivables from brokers, dealers, and clearing organizations are trade receivables which are typically short-term in nature and were not 30 days past due as of December 31, 2025 and 2024. We determined no allowance for credit losses was required for these trade receivables.

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

We apply the practical expedient to estimate an allowance for credit losses on our receivables from customers, net. We record an allowance for the unsecured portion of margin loans, which represents the amount by which the margin loan exceeds the fair value of its collateral. We based our decision to use the practical expedient on the following: (i) utilization of a collateral maintenance program, (ii) collateral is comprised of liquid securities with readily determinable fair values, and (iii) credit losses on fully secured margin loans are expected to be minimal. We have established an allowance for credit losses as of December 31, 2025 and 2024 in the amount of $2,602,685 and $1,114,751, respectively. We have classified the change in the allowance as a brokerage and transaction expense within the consolidated statements of operations and comprehensive (loss) income.

We write-off unsecured balances when we deem the balance to be uncollectible.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

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

As of December 31, 2025 and 2024 we determined we had no indemnification obligation to recognize.

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

For accounts cleared on an omnibus basis, when platform users purchase fractional shares, their credit balance is reduced and the fractional shares are held at our clearing broker in our omnibus account. We also recognize the cash received for fractional share purchases as pledged collateral, recorded as customer-held fractional shares, with the fractional share repurchase obligation as an offsetting liability. This is because we determined that we did not meet the criteria for derecognition under ASC 860.

We have elected to apply fair value measurement to our customer-held fractional shares and our repurchase obligation at fair value at each reporting period. Changes in the fair value of the customer-held fractional shares are offset with the corresponding changes in the value of the fractional share repurchase obligation with no realized or unrealized gains or losses recognized in our consolidated statements of operations and comprehensive (loss) income. The value of fractional shares held by users cleared on an omnibus basis as of December 31, 2025 and 2024, was $172,309,953 and $108,252,531. We have classified the offsetting fractional share repurchase obligation within payables to customers on our consolidated statements of financial position. See Note 28 – Fair Value Measurement for more information on the fair value measurement.

We do not earn revenue from our platform users in connection with their fractional share transactions. We do earn revenue from market makers with regard to our platform users’ fractional share transactions.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

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

Payables due to Customers

Our payables due to customers include the cash we are holding for customers’ brokerage accounts we carry on an omnibus basis and our offsetting fractional share repurchase obligation.

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

We have leased portions of office space we own to two third parties. These leases were determined to be operating leases. Accordingly, lease income is recognized on a straight-line basis over the term of the lease. We have elected to account for leases and non-lease components as a single component and have elected to exclude sales tax from the consideration in the contract. Lease income is reported as other revenue on our consolidated statements of operations and other comprehensive (loss) income. We recognized operating lease income of $1,125,772, $1,135,608, and $1,102,459 for the years ended December 31, 2025, 2024 and 2023, respectively.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

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

As of December 31, 2025 and 2024, we performed a qualitative assessment of our goodwill. Based upon our assessment, we noted no qualitative factors that indicate our goodwill is more than likely impaired; and, therefore, we did not perform the quantitative assessment. There was no goodwill impairment for the years ended December 31, 2025, 2024 and 2023.

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

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Intangible Assets, net

Our intangible assets and their respective useful lives are presented below:

Intangible Assets	Useful Life
(in Years)
Domain	Indefinite
Operating license	Indefinite
Stock exchange trading right	Indefinite
Trademarks	Indefinite
Copyrights and patents	10
Software	2

Our indefinite-lived intangible assets are reviewed for impairment at least annually or whenever events or changes in circumstances exist that may indicate that an intangible asset is impaired. We have elected to perform a qualitative assessment by evaluating all relevant events and circumstances to determine if it is more likely than not that the indefinite-lived intangible assets are impaired; this includes considering any potential effect on significant inputs to determine the fair value of the indefinite-lived intangible assets. When it is more likely than not that an indefinite-lived intangible asset is impaired, we calculate the fair value of the intangible asset and perform a quantitative impairment test. For the years ended, December 31, 2025, 2024 and 2023, we did not recognize an impairment relating to our indefinite-lived intangible assets.

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

Our finite-lived intangible assets are amortized over their respective useful lives using the straight-line method. Our finite-lived intangible assets are reviewed for impairment at least annually or whenever events or changes in circumstances exist that may indicate that an intangible asset is impaired. For the years ended, December 31, 2025, 2024 and 2023, we did not recognize an impairment relating to our finite-lived intangible assets.

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

Fair Value Measurements

We apply fair value accounting for certain of our financial assets and liabilities in accordance with ASC Topic 820, Fair Value Measurements (“ASC 820”), which defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

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

Our financial assets that are measured at fair value on a recurring basis include our inventory of equity securities, U.S. Treasury Bills, foreign currency forward contracts, customer-held fractional shares; and, our financial liabilities that are measured at fair value on a recurring basis include securities sold not yet purchased and fractional share repurchase obligation.

The year-end values of our financial assets and liabilities are presented by fair value hierarchy level in Note 28. As of December 31, 2025 and 2024, we did not have any financial assets and liabilities measured using Level 2 or Level 3 inputs. There were no financial assets or liabilities that were transferred between any of the valuation hierarchy levels during the years ended December 31, 2025, 2024 and 2023.

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

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

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

Our handling charge income consists of option trading revenue and platform and trading fees. Our option trading revenue consists of trade fees, which represent pass-through fees charged by regulatory authorities and exchanges, and fees we charge on our customers’ index and large option orders. Our platform and trading fees consist of (i) the commissions we earn on our customers’ futures and event contract trading transactions, including the related trading fees, (ii) the commission we earn on our customers’ crypto trading transactions, and (iii) the commissions our non-US broker dealers charge their customers for securities transactions, including the related trade fees.

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

Trade fees are fees charged to customers which most often, but not exclusively, represent the pass-through of trading fees charged to the Company by regulatory authorities and exchange fees passed through to the Company by market makers, which may include SEC fees, OCC fees, CME fees and index option per contract charges. Trade fees are recorded within handling charge income in the consolidated statements of operations and other comprehensive (loss) income.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

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

(ix)	Foreign exchange fees

Foreign exchange fees consist of the fee we charge to convert a platform user’s domestic currency into a foreign currency to facilitate the platform user’s purchase of securities in foreign markets, and, conversely, the fee we charge to convert proceeds from the sale of securities in foreign markets to the platform user’s domestic currency. Foreign exchange fees are recorded as other income in the consolidated statements of operations and other comprehensive (loss) income.

(x)	Non-trading rebates

We earn rebates from our banking partner in connection with our debit card funding and withdrawal feature offered to our platform users. Non-trading rebates are recorded as other income in the consolidated statements of operations and other comprehensive (loss) income.

(xi)	Proxy income

Proxy income represents rebates generated through our collaboration with a third-party investor communications company. We share certain shareholder information with the third-party, enabling them to distribute materials to shareholders, such as documents related to shareholder meetings and voting instructions. Our revenue comes from a portion of the payments the third party receives from issuers. This revenue is recognized once we fulfill our obligation to provide the required data and the third-party provider verifies our share. Proxy income is recorded as other income in the consolidated statements of operations and other comprehensive (loss) income.

(xii)	Crypto transaction fees

We earn transaction fees for routing our platform users’ crypto trades when a transaction is executed by a market maker or liquidity provider as our performance obligation to route the crypto transaction is complete. Crypto transaction fees are recorded as handling charge income within the consolidated statements of operations and other comprehensive (loss) income.

Cryptocurrencies

We act as an agent in the cryptocurrency transactions of our platform users. We determined we are an agent, for accounting purposes, because we do not control the cryptocurrency before delivery to platform users, we are not primarily responsible for the delivery of cryptocurrency to platform users, we are not exposed to risks arising from fluctuations of the market price of cryptocurrency before delivery to platform users, and we do not set the cryptocurrency prices charged to platform users. Upon platform users purchasing cryptocurrency on our platform, the platform users are the legal owners of the cryptocurrency and are entitled to all the rights and benefits of ownership, including the rights to appreciation or depreciation. Our platform users’ cryptocurrency is held in an omnibus account with a third-party custodian. We do not hold our platform users’ cryptographic key information and have no obligation to secure cryptocurrency from loss or theft. Therefore, (1) we do not record our platform users’ notional trading activity as either revenues or cost of sales and (2) we do not present our platform users’ cryptocurrency assets on our consolidated statements of financial position.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

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

For the years ended December 31, 2025, 2024 and 2023, we classified $21,181,848, $3,623,929, and $518,110, respectively, of promotional expenses as a reduction to revenue within our consolidated statements of operations and comprehensive (loss) income.

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

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

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

Employee Retirement Benefits

United States

We have a retirement savings plan in the US that qualifies under Section 401(k) of the Internal Revenue Code (“401(k) Plan”). Eligible employees may contribute a portion of their salary into the 401(k) Plan, subject to certain limitations. In 2023, we began matching employee contributions each pay period at 50% up to 2.5% of pre-tax earnings. We have recognized $371,147, $340,367, and $31,261 of employee benefits expense from such contributions for the years ended December 31, 2025, 2024 and 2023, respectively.

Mainland China

Our employees located in mainland China are entitled to benefits pension insurance through a PRC government-mandated defined contribution plan. Mainland China labor regulations require that we make contributions to the government for these benefits based on certain percentages of our employees’ salaries, up to a maximum amount specified by the local government. We have no obligation for benefits beyond the required contribution. We incurred $6,094,541, $4,664,052 and $3,009,712 of employee benefit expense relating to such contributions for the years ended December 31, 2025, 2024 and 2023, respectively.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Singapore

We are required to contribute to a retirement plan on behalf of our employees in accordance with Singapore’s Central Provident Fund. We incurred $334,061, $311,149 and $358,879 of employee benefit expense relating to such contributions for the years ended December 31, 2025, 2024 and 2023, respectively.

Japan

We are required to contribute to Japan’s Employees’ Pension Insurance system for our employees. We incurred $389,919, $288,095 and $140,256 of employee benefit expense relating to such contributions for the years ended December 31, 2025, 2024 and 2023, respectively.

Others

We operate in other countries throughout the world. The aggregate amount of required statutory retirement contributions for our other jurisdictions was $1,172,769, $811,804 and $370,547 for the years ended December 31, 2025, 2024 and 2023, respectively.

Share-based Compensation

We apply the guidance of ASC Topic 718, Compensation — Stock Compensation (ASC 718) with regard to our share-based awards issued to employees and non-employees. Accordingly, we must review each share-based award to determine the appropriate classification as either an equity or liability award. Our outstanding awards were determined to be equity awards and are classified as such as of December 31, 2025 and 2024.

ASC 718 requires share-based compensation to be based on fair value. The fair value of our share-based awards is measured at the grant date which is when vesting commences. The grant date fair value is the basis for determining the amount of share-based compensation to recognize from the issuance of a share-based award. We record share-based compensation as an operating expense.

We recognize share-based compensation using the graded vesting method of attribution and account for forfeitures in the period in which the share-based award is forfeited. See Note 21 — Share-Based Compensation for further information on our share-based awards and the share-based compensation we recognized for the years ended December 31, 2025, 2024 and 2023.

Convertible Redeemable Preferred Shares

We had various series of convertible redeemable preferred shares issued and outstanding prior to April 10, 2025, the date our business combination transaction with SK Growth Opportunities Corporation closed. See Note 4 – Recapitalization Transaction for further information. Our preferred shares had voting, dividend, redemption, conversion, and liquidation rights. See Note 17 — Convertible Redeemable Preferred Shares for further discussion on these rights.

We evaluated our preferred share issuances under the guidance of ASC Topic 480, Distinguishing Liabilities from Equity (“Topic 480”) to determine if our preferred shares were required to be accounted for as a liability. We had determined that our preferred shares were not mandatorily redeemable and, accordingly, not required to be classified as a liability.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

We also evaluated the embedded features of our preferred share issuance under the guidance of ASC Topic 815, Derivatives and Hedging (“ASC 815”) to determine if the embedded features meet the requirements for bifurcation and separate accounting apart from the preferred shares. We have determined that none of the embedded features meet ASC 815’s definition of a derivative; therefore, the embedded features were not required to be separately valued and bifurcated from the preferred shares carrying amount.

We have classified our preferred shares as mezzanine equity within our consolidated statements of financial position following the SEC’s guidance as codified in ASC 480-10-S99-3A. We made this determination because events that may cause our preferred shares to be redeemable in the future are not solely within our control. We have also made the determination that the redemption of such shares is probable and have elected to recognize changes in our preferred shares maximum redemption value at the end of each reporting period. We have classified this change as preferred shares redemption value accretion in determining our net loss attributable to ordinary shareholders within our consolidated statements of operation and other comprehensive (loss) income. For the years ended December 31, 2025, 2024 and 2023, we recognized preferred shares redemption value accretion of $21,702,737, $495,088,038 and $340,080,000, respectively.

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

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Diluted earnings per share is computed on the basis of the weighted-average number of shares of ordinary shares plus the effect of dilutive potential ordinary shares outstanding during the period.

Concentrations

Concentrations of Revenue

Of the counterparties with whom we conducted business during the year ended December 31, 2025, we had four counterparties who each made up 10% or more of our revenues. Their revenue percentages were 14%, 14% 12% and 12%.

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

Concentration of Receivables

As of December 31, 2025, we had two counterparties with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization. The counterparties’ receivables represented 73% and 17% of such receivables as of December 31, 2025, respectively.

As of December 31, 2024, we had one counterparty with current, outstanding receivable balances exceeding 10% of our receivables from brokers, dealers, and clearing organization. The counterparty’s receivables represented 85% of such receivables as of December 31, 2024, respectively.

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

We maintain our cash and cash equivalents and cash segregated under federal and foreign requirements in financial institutions throughout the world. As of December 31, 2025, financial institutions in the U.S. and Hong Kong held 69% and 14%, respectively, of our total cash. As of December 31, 2024, financial institutions in the U.S. and Hong Kong held 81% and 6%, respectively, of our total cash. Our cash in accounts at financial institutions exceed insured limits. We are subject to credit risk to the extent any financial institution we use is unable to fulfill their contractual obligations. We have not experienced any losses in such accounts, and we believe that we have placed our cash on deposit with financial institutions which are financially stable. We do not believe we are subject to any significant credit risk.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (cont.)

Off-Balance Sheet Risk

Securities sold not yet purchased represent obligations of us to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future fair values may exceed the amount reflected in the statement of financial position. We may, at our discretion, purchase the securities at prevailing market prices at any time. The value of securities sold not yet purchased at December 31, 2025 and 2024 was $1,115 and $2,196, respectively.

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

We also enter into transactions that result in monetary assets and liabilities that are denominated in a foreign currency. These transactions are remeasured each reporting period and may result in material foreign currency exchange gains and/or losses depending on changes in the applicable foreign exchange rate. Our cash accounts at financial institutions are mainly held in U.S. dollar denominated accounts to limit foreign currency risk. As of December 31, 2025 and 2024, 90% of our total cash balances were held in US dollar denominated accounts.

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This guidance provides amendments related to the rate reconciliation and income taxes paid disclosures that improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. Other amendments with this guidance improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income or loss and income tax expense or benefit to be consistent with U.S. Securities and Exchange Commission Regulation S-X 210.4-08(h), Rules of General Application – General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. The guidance is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. We adopted this guidance effective January 1, 2025 on a retrospective basis. The adoption of this guidance did not have a material impact on our consolidated financial statements and related disclosures.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 3 — RECENT ACCOUNTING PRONOUNCEMENTS (cont.)

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

In May 2025, the FASB issued Accounting Standards Update 2025-03 (“ASU 2025-03”), “Business Combinations (Topic 805) and Consolidation (Topic 810) – Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity.” This guidance provides amendments that require an entity involved in an acquisition transaction effected primarily by exchanges of equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. This amendment effectively replaces the current requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider factors to determine which entity is the accounting acquirer. The amendments in ASU 2025-03 are effective for all entities for annual periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods and provides for adoption prospectively. Early adoption is permitted. We do not expect these amendments to have a material impact on our consolidated financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04 (“ASU 2025-04”), “Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606) – Clarifications to Share-Based Consideration Payable to a Customer.” The amendments in ASU 2025-04 reduce diversity in practice for accounting for share-based consideration payable to a customer and will prohibit revenue recognition from being delayed when an entity grants awards that are not expected to vest. The amendments in ASU 2025-04 are effective for annual reporting periods, including interim reporting periods within annual reporting periods, beginning after December 15, 2026. An entity may apply the amendments on a modified retrospective or a retrospective basis. Early adoption is permitted. We do not expect these amendments to have a material impact on our consolidated financial statements.

In July 2025, the FASB issued Accounting Standards Update 2025-05 (“ASU 2025-05”), “Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses for Accounts Receivable and Contract Assets.” The amendments contained in this guidance provide (i) all entities with a practical expedient and (ii) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, an entity may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in ASU 2025-05 are effective for annual reporting periods beginning after December 31, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. We do not expect these amendments to have a material impact on our consolidated financial statements.

In September 2025, the FASB issued Accounting Standards Update 2025-06 (“ASU 2025-06”), “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software.” The amendments in this guidance simplify the capitalization guidance for internal-use software costs by removing all references to prescriptive and sequential software development stages under Subtopic 350-40. This guidance is effective for annual reporting periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The guidance can be applied prospectively, retrospectively or under a modified transition approach. We are currently evaluating the impacts of the amendments on our consolidated financial statements.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 4 — RECAPITALIZATION TRANSACTION

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

On April 10, 2025, the business combination transaction closed (the “Closing Date”).

Mergers

The business combination transaction was effectuated by a series of mergers. First, Feather Sound I merged with SKGR (the “First Merger”) with SKGR surviving the merger as a wholly-owned subsidiary of Webull Corporation. Second, SKGR merged with Feather Sound II (the “Second Merger”) with Feather Sound II surviving as a wholly-owned subsidiary of Webull Corporation.

Capital Restructure

On the Closing Date, immediately prior to the First Merger, the following actions occurred and were effected:

i.	each preferred share of the Company issued and outstanding was converted into one Class A ordinary share.

ii.	the fifth amended and restated memorandum and articles of association of the Company were adopted and became effective, which, among other items, increased the Company’s Class A and Class B ordinary shares to 4,000,000,000 and 1,000,000,000, respectively, decreased the par value of ordinary share capital to $0.00001, and removed preferred shares from the Company’s authorized capital.

iii.	each Class A ordinary share, excluding ordinary shares held by holding vehicles controlled by our founder, were increased by a factor of 3.3593 (the “Stock Split Factor”).

iv.	each Class A ordinary share held by holding vehicles controlled by our founder were increased by the Stock Split Factor and redesignated as Class B ordinary shares.

v.	each option granted and outstanding under the Company’s 2021 Global Share Incentive Plan became an option to purchase the Company’s Class A ordinary shares, exercisable for the number of shares and at the per share exercise price as adjusted by the Stock Split Factor and otherwise subject to the same terms and conditions that applied prior to the stock split.

vi.	each restricted share unit granted and outstanding under the Company’s 2021 Global Share Incentive Plan was cancelled in exchange for a right to acquire a number of the Company’s Class A ordinary shares as adjusted by the Stock Split Factor and otherwise subject to the same terms and conditions that applied to the restricted share unit prior to the stock split.

vii.	each restricted share granted and outstanding under the Company’s 2021 Global Share Incentive Plan was increased by the Stock Split Factor and subject to the same terms and conditions as were applicable prior to the stock split.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 4 — RECAPITALIZATION TRANSACTION (cont.)

Summary of Recapitalization

On the Closing Date, the Company (i) received net trust proceeds of $366,702, (ii) issued an aggregate of 5,852,239 Class A ordinary shares to SKGR shareholders and affiliates, (iii) issued an aggregate of 312,065,312 Class A ordinary shares to former Webull preferred shareholders, (iv) issued 82,988,016 Class B ordinary shares to its founder, (v) issued an aggregate of 20,913,089 incentive warrants to SKGR shareholders and certain Webull shareholders, and (vi) assumed an aggregate of 17,271,990 SKGR issued and outstanding warrants.

Accounting Treatment

The Company has been determined to be both the “legal” and “accounting” acquirer and SKGR is the “acquired” company. SKGR does not meet the U.S. GAAP definition of a business as its net assets are predominantly cash and investments held in a trust account for the sole purpose of effectuating a business combination transaction. As such, the Company has determined (i) that the business combination transaction is not within the scope of ASC 805 – Business Combinations (“ASC 805) and (ii) the business combination transaction is representative of a recapitalization transaction as the Company is effectively issuing its Class A ordinary shares and other securities for the cash held in SKGR’s trust account.

NOTE 5 — DISCONTINUED OPERATIONS

On July 14, 2023, we entered into a series of transactions that spun off our crypto trading business to our ordinary and preferred shareholders (the “Spin-off Transaction”). This was accomplished by first transferring Webull Pay LLC, Webull Pay Pte. Ltd., and Webull Pay (Australia) Pty. Ltd. to Webull Pay Inc., a newly created entity incorporated in the Cayman Islands with limited liability and then transferring all our ownership in Webull Pay Inc. to our shareholders in proportion to their ownership of us as a distribution. However, certain of our shareholders elected to receive their distribution in cash instead of shares in Webull Pay Inc. The aggregate amount of the cash distribution was $2,852,106 and was paid during 2024. Immediately prior to the Spin-off Transactions, we had entered into a loan agreement whereby Webull Pay Inc. was obligated to reimburse us for the cash distribution. The loan agreement provided for a non-interest-bearing loan with an initial maturity date of July 13, 2024 and a principal amount of $2,852,106 and was secured with the equity interests of entities that Webull Pay Inc. owned. The principal amount was repaid in its entirety during 2024.

The Spin-off Transaction was accounted for as a nonreciprocal transfer to our owners and the distribution was recorded within our consolidated statements of changes in shareholders’ deficit based upon the carrying value of the net assets of Webull Pay Inc. The net assets of Webull Pay Inc. represent the net assets of Webull Pay LLC, Webull Pay Pte. Ltd., and Webull Pay (Australia) Pty. Ltd., as the transfer of these entities to Webull Pay Inc. was determined to be a common control transaction. The net asset value of Webull Pay Inc. distributed to our shareholders was $7,014,594.

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

As a result of the Spin-off Transaction, we no longer had significant involvement with Webull Pay Inc. or its subsidiaries and were no longer required to consolidate them as of July 14, 2023.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 5 — DISCONTINUED OPERATIONS (cont.)

The following table presents the major classes of line items constituting pretax income of the discontinued operations for the years ended 2025, 2024 and 2023:

	2025	2024	2023
Revenues:
Handling charge income	$–	$–	$3,990,950
Interest related income and other	–	–	23,619
Operating Expenses:
Brokerage and transaction	–	–	3,918
Marketing and branding	–	–	118,874
General and administrative	–	–	1,586,587
Pretax income of discontinued operations	–	–	2,305,190
Income tax (benefit) expense attributable to discontinued operations	–	(2,691,778)	520,725
Income from discontinued operations	$–	$2,691,778	$1,784,465

Our discontinued operations had total operating and financing cash used in discontinued operations of $1,904,163 and $11,928,000 respectively, and no cash flows from investing activities for the year ended December 31, 2023.

On September 26, 2025, the Company re-acquired Webull Pay. Refer to Note 6 below for further details.

NOTE 6 — ACQUISITIONS

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

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 6 — ACQUISITIONS (cont.)

On September 26, 2025, we acquired additional shares of Webull Indonesia for $1,689,065 (the “Additional Share Purchase”), which increased our equity interest in Webull Indonesia to 95.1%. In connection with the Additional Share Purchase, the price paid for the shares was greater than the proportionate carrying value of the noncontrolling interest attributable to those shares. This excess was recorded as an adjustment to additional paid-in capital. The Company’s net loss attributable to noncontrolling interest was $404,675 for the year ended December 31, 2025. The carrying value of the Company’s noncontrolling interest as of December 31, 2025 was $187,234.

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

Upon the execution of the Purchase Agreement, we made the following payments: (1) a nonrefundable payment of BRL2,500,000 or the equivalent of $510,502, and (2) a payment of BRL7,500,000 or the equivalent of $1,531,484 to an escrow account to be paid upon the closing of the Purchase Agreement and subject to the potential purchase price adjustment. We expect the transaction to close before December 31, 2026.

The acquisition of Picchioni will provide us with a broker-dealer license in Brazil and further expand our operations in Latin America. We expect to account for this acquisition using the asset acquisition method of accounting.

Business Combination – Vifaru

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

The first payment of $5,000,000 was attributed to the acquisition of Miflink as it was made concurrently with obtaining control of Miflink. The remaining payments to be made will be applied to the acquisition of Vifaru. The acquisition of Vifaru is expected to close before December 31, 2026.

On November 10, 2023, Webull Holdings Singapore made a pre-acquisition loan to Miflink (the “Pre-acquisition Loan”) of $2,000,000 to fund its operations. This loan became an intercompany loan upon the closing of the Miflink acquisition. The elimination of the Pre-acquisition Loan is treated as additional consideration and included in the purchase price.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 6 — ACQUISITIONS (cont.)

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

Business Combination – Webull Pay

On September 26, 2025, Feather Sound II, a wholly owned subsidiary of Webull Corporation, and Webull Pay, Inc. (“Webull Pay”), an exempted company limited by shares incorporated under the laws of the Cayman Islands, merged with Webull Pay surviving the merger as a wholly owned subsidiary of Webull Corporation (the “Webull Pay Merger”). Webull Pay provides a digital-first mobile crypto trading platform allowing its platform users to trade cryptocurrencies in the US.

Webull Corporation transferred total merger consideration of $68,109,620 to Webull Pay shareholders in a combination of cash and ordinary shares (the “Purchase Consideration”). The cash and share portion of the Purchase Consideration is $27,534,365 and $40,575,255, respectively, with the share portion representing 2,676,468 ordinary shares with a fair market value of $15.16 per share.

We accounted for the Webull Pay Merger as a business combination using the acquisition method of accounting.

The fair value of the individual components of the Purchase Consideration is presented below.

Cash consideration	$27,534,365
Fair value of ordinary shares issued to Webull Pay shareholders	40,575,255
Total consideration transferred	$68,109,620

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 6 — ACQUISITION (cont.)

The excess of the Purchase Consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is not deductible for income tax purposes. Goodwill mainly reflects anticipated merger synergies and the value of Webull Pay’s assembled workforce. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based upon management’s estimates and assumptions as of the acquisition date. The following table presents, on a condensed basis, the preliminary fair value of the net assets that were acquired.

Assets
Cash and cash equivalents	$6,571,007
Cash and cash equivalents segregated under federal and foreign requirements	65,465,947
Receivables from brokers, dealers, and clearing organizations	6,875,001
Prepaid expenses and other current assets	1,742,645
Intangible assets	36,302,000
Goodwill	25,066,700
Other non-current assets	527,863
Liabilities
Payables due to customers	64,109,612
Accounts payable and other accrued expenses	2,119,908
Deferred tax liabilities	8,212,023
Net assets acquired	$68,109,620

Tangible net assets were valued at their respective carrying amounts as of the acquisition date, as these amounts approximated fair value.

Pro forma results of operations of Webull Pay Inc. have not been presented as the effect of this acquisition was not material to our consolidated statement of operations and comprehensive income (loss).

NOTE 7 — RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Our receivables from and payables to brokers, dealers and clearing organizations consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Receivable from brokers, dealers, and clearing organizations:
Receivable from brokers and dealers	$158,091,446	$38,047,956
Receivable from clearing organization	404,869,699	224,045,084
Total	562,961,145	262,093,040
Payable to brokers, dealers, and clearing organizations:
Payable to brokers and dealers	3,042,114	1,192,873
Payable due to clearing organizations	439,001	297,664
Total	$3,481,115	$1,490,537

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 8 — CONTRACT BALANCES

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

Contract liabilities are recognized when we receive consideration from customers in advance of us satisfying our performance obligations under the contract and are recognized as revenue either when a milestone is met, and we have an unconditional right to receive the consideration or when the performance obligation is satisfied. As of December 31, 2025 and 2024, we have recognized contract liabilities in connection with our market data subscription services and have classified it in accrued expenses and other current liabilities in the consolidated statements of financial position.

The following table presents the balances related to enforceable contracts as of December 31, 2025 and 2024:

	2025	2024
Contract balances:
Accounts receivable	$568,531,499	$265,864,685
Contract assets	$–	$–
Contract liabilities	$753,251	$450,360

Accounts receivable are classified within receivables from brokers, dealers, and clearing organizations and prepaid expenses and other current assets within the consolidated statements of financial position.

The following table presents the changes in contract liabilities for the years ended December 31, 2025 and 2024:

	2025	2024
Contract liabilities as of beginning of year	$450,360	$326,044
Revenue recognized from prior year contract liabilities	(450,360)	(326,044)
Net increase in contract liabilities during the year	753,251	450,360
Contract liabilities as of end of year	$753,251	$450,360

NOTE 9 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Our prepaid expenses and other current assets consist of the following as of December 31, 2025 and 2024:

	2025	2024
Prepaid expense	$7,476,104	$3,123,125
Deposit settlement receivables	11,273,748	22,700,382
Federal income tax receivable	4,081,817	1,425,403
Deposits	11,857,505	4,983,679
Accounts receivables	5,570,354	3,771,645
Non-income based foreign tax receivable	2,128,735	1,568,822
Other	7,820,009	12,771,780
Total	$50,208,272	$50,344,836

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 10 — PROPERTY AND EQUIPMENT, NET

Our property and equipment consisted of the following as of December 31, 2025 and 2024:

	2025	2024
Property and equipment:
Office buildings	$22,082,349	$22,082,349
Land	5,000,000	5,000,000
Building improvements	2,202,370	2,186,959
Leasehold improvements	3,223,028	3,077,471
Office equipment	2,467,229	2,287,029
Electronic equipment	4,282,327	3,522,767
Site improvements	1,286,355	1,265,886
Construction in process	4,856,429	1,114,097
Less: accumulated depreciation	(9,505,232)	(6,906,788)
Property and equipment, net	$35,894,855	$33,629,770

In November 2022, we acquired a 5-story office building located in St. Petersburg, Florida to function as our corporate headquarters. The total cost of the office building was $29,502,000, including land, building improvements, and site improvements and was paid in cash. We lease a floor of the office building to a corporate tenant. See Note 14 — Leases for details of the lease agreement.

Depreciation expense was $2,572,449, $3,010,300 and $2,675,628 for the years ended December 31, 2025, 2024 and 2023 and is recorded in general and administrative expenses in our consolidated statements of operations and other comprehensive (loss) income.

NOTE 11 – INTANGIBLE ASSETS, NET

The following table presents the components of our intangible assets:

	2025	2024
Finite-lived intangible assets:
Software	$2,289,799	$955,466
Copyrights	63,697	61,040
Other	9,154	8,773
Less: accumulated amortization	(1,159,877)	(529,883)
Net finite-lived intangible assets	1,202,773	495,396
Indefinite-lived intangible assets:
Operating licenses	52,721,574	18,689,581
Stock exchange trading right	128,488	128,821
Trademarks	1,365,946	87,038
Other	15,786	15,127
Intangible assets, net	$55,434,567	$19,415,963

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 11 – INTANGIBLE ASSETS, NET (cont.)

Amortization expense was $630,063, $496,095 and $102,848 for the years ended December 31, 2025, 2024 and 2023. There was no impairment of intangible assets for the years ended December 31, 2025, 2024 and 2023.

The following is the estimated future amortization expense of finite-lived intangible assets as of December 31, 2025.

2026	$1,113,769
2027	51,667
2028	6,223
2029	6,223
2030	6,223
Thereafter	18,668
Total	$1,202,773

The weighted-average remaining amortization period for finite-lived intangible assets is 1.1 years.

NOTE 12 – GOODWILL

The following table summarizes the carrying amount of goodwill:

Beginning balance – January 1, 2023	$–
Miflink business combination(1)	5,197,438
Impairment	–
Ending balance – December 31, 2023	5,197,438
Impairment	–
Ending balance – December 31, 2024	5,197,438
Webull Pay merger(2)	25,066,700
Impairment	–
Ending balance – December 31, 2025	$30,264,138

(1)	Represents the addition of goodwill from the acquisition of Miflink. See Note 6 — Acquisitions for further acquisition related details.

(2)	Represents the addition of goodwill from the acquisition of Webull Pay. See Note 6 — Acquisitions for further acquisition related details.

There was no impairment of goodwill for the years ended December 31, 2025, 2024 and 2023.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 13 — ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Our accounts payable and other accrued expenses consist of the following as of December 31, 2025 and 2024:

	2025	2024
Accounts payable	$19,027,559	$9,666,387

Other accrued expenses:
Accrued compensation and benefits expenses	32,128,414	23,780,237
Accrued marketing and branding expenses	17,873,191	9,937,744
Accrued data and cloud services fee	3,713,207	2,029,746
Contingent liabilities	5,356,905	2,206,905
Professional fees payable	4,456,441	4,185,803
Security deposit	1,820,000	1,847,861
Taxes payable	11,569,331	2,274,769
Other	6,238,329	5,150,347
Total	$102,183,377	$61,079,799

NOTE 14 — LEASES

Lessor

On November 16, 2022, we entered into an office lease agreement (the “Office Lease”) whereby we leased 30,744 rentable square feet of our corporate headquarters located in St. Petersburg, Florida to a corporate tenant. The lease is for a 10-year non-cancellable term. The lease provides the tenant the option to extend for five years under prevailing market terms and conditions upon option exercise. The weighted average remaining non-cancellable lease term is 6.9 years as of December 31, 2025. For the years ended December 31, 2025, 2024 and 2023, we recognized operating lease income of $1,125,772, $1,135,608 and $1,102,459, respectively.

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

The following is a maturity analysis of the annual undiscounted cash flows to be received with respect to the Office Leases as of December 31, 2025:

2026	$979,145
2027	1,008,506
2028	1,038,789
2029	1,069,994
2030	1,102,121
Thereafter	2,056,158
Total	$7,254,713

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 14 — LEASES (cont.)

Lessee

Our operating lease cost for the years ended December 31, 2025, 2024 and 2023 was $5,731,932, $4,983,212 and $3,499,918, respectively, and was recorded in general and administrative expenses on our consolidated statements of operations and other comprehensive (loss) income. We classify operating lease payments as cash outflows from operating activities in the consolidated statements of cash flows.

We also present the change in the carrying amount of the right-of-use assets and operating lease liabilities as two adjustments in determining net cash provided by operating activities.

The following table presents balances reported in our consolidated statements of financial position related to our operating leases as of December 31, 2025 and 2024:

	2025	2024
Right-of-use assets	$64,357,655	$66,293,751

Lease liabilities – current	$3,611,195	$4,969,959
Lease liabilities – non-current	8,911,821	10,438,555
Total lease liabilities	$12,523,016	$15,408,514

During 2024, the Company recognized a right-of-use asset in connection with a land lease in Changsha, China. The land lease is for 288,680 square feet of land and will be used for the purpose of constructing a research and development center. As of December 31, 2025, the carrying amount of the right-of-use asset was $52,837,733. The land lease expires on December 4, 2063.

The following is a summary of supplemental information pertaining to our operating leases as of December 31, 2025, 2024 and 2023:

	2025	2024	2023
Weighted average remaining lease term (in years)	4.73	5.44	5.65
Weighted average discount rate	5.52%	5.28%	4.69%

Cash payments for operating leases	$4,284,712	$47,136,626	$3,349,052
Lease liabilities arising from obtaining right-of-use assets	$2,787,687	$4,745,979	$3,584,020

The following is a maturity analysis of the annual undiscounted cash flows to be paid on operating leases as of December 31, 2025:

2026	$4,236,727
2027	3,189,435
2028	1,684,463
2029	1,486,145
2030	1,443,290
Thereafter	2,250,457
Total undiscounted operating lease payments	14,290,517
Less: imputed interest	1,767,501
Present value of lease liabilities	$12,523,016

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 15 – REVOLVING CREDIT AGREEMENT

Revolving Credit Agreement

On September 6, 2024, Webull Financial LLC, our U.S. broker dealer subsidiary (“Webull Financial”), as borrower, and Webull Corporation, as guarantor, entered into a revolving credit agreement with a national bank (the “Revolving Loan”). The Revolving Loan provides for loans up to an aggregate principal amount of $75,000,000. As of December 31, 2024, there was no outstanding principal.

On February 21, 2025, Webull Financial terminated the Revolving Loan. Simultaneously with the revolving credit agreement termination, Webull Financial entered into a syndicated credit agreement (the “Syndicated Loan”) that provides for loans up to an aggregate principal amount of $150,000,000. Any outstanding principal under the Syndicated Loan is prepayable in whole or in part and matures on February 20, 2026.

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

As of December 31, 2025, there was no outstanding principal balance. During the year ended December 31, 2025, $806,266 of commitment fees were incurred and recorded as interest expense. The interest rate in effect as of December 31, 2025 was 6.48%.

The Syndicated Loan contains financial covenants. Webull Financial shall at all times maintain (i) a tangible net worth of not less than $135,000,000, (ii) excess net capital of not less than $75,000,000, and (iii) a ratio of total assets to total regulatory capital of not more than 8.0 to 1.0. As of December 31, 2025, Webull Financial was in compliance with the Syndicated Loan’s financial covenants.

NOTE 16 – UNSECURED PROMISSORY NOTES

In connection with the Preferred Share Repurchase as discussed in Note 17 – Convertible Redeemable Preferred Shares, the Company issued unsecured promissory notes with an aggregate principal balance of $100,000,000. The promissory notes mature on April 9, 2027, and their principal balance may be paid in whole or in part prior to maturity. The promissory notes require quarterly interest payments in arrears based on the Federal Reserve’s Daily Secured Overnight Financing Rate plus a spread. The required spread for the first year is one percent and four percent for the second year the promissory notes are outstanding.

As of December 31, 2025, the aggregate principal balance was $65,000,000 and the unpaid, accrued interest was $954,752. During the year ended December 31, 2025, interest expense recognized was $3,618,670. The interest rate in effect as of December 31, 2025 was 4.87%.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 17 — CONVERTIBLE REDEEMABLE PREFERRED SHARES

We had various series of convertible redeemable preferred shares (collectively, “Preferred Shares”) authorized and outstanding prior to April 10, 2025, the closing date of the business combination transaction with SKGR, as further discussed in Note 4 – Recapitalization Transaction. After the closing of the business combination transaction, we no longer have authorized and outstanding convertible redeemable preferred shares due to (i) the Company repurchasing a portion of Series D preferred shares from certain preferred shareholders prior to closing (the “Preferred Share Repurchase”), (ii) all remaining outstanding Preferred Shares after the Preferred Share Repurchase were automatically converted into Class A ordinary shares in connection with the business combination agreement, and (iii) contemporaneously with the closing we amended and restated our articles of association to remove preferred shares as an authorized share capital of the Company.

The table below presents our various series convertible redeemable preferred shares that were authorized and outstanding as of December 31, 2024.

	2024
Series	Authorized	Issued and Outstanding
A-1	16,518,502	15,181,000
A-2	14,244,000	14,244,000
A-3	3,536,099	2,828,899
B-1	13,111,999	13,111,999
B-2	9,090,900	9,090,900
B-3	2,100,000	2,100,000
C	13,684,800	13,684,800
D	15,000,000	12,963,577
	87,286,300	83,205,175

Preferred Share Issuances

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

Preferred Share Repurchase

On April 10, 2025, immediately prior to the Company’s Preferred Shares converting in accordance with the business combination agreement, the Company repurchased 3,017,119 Series D Preferred Shares, with a carrying amount of $138,093,537, from certain preferred shareholders in exchange for promissory notes with an aggregate principal balance of $100,000,000. The difference between the carrying value of the repurchased shares and the aggregate principal balance issued as consideration was $38,093,537, which was recorded as a increase to the net income attributable to the Company in determining the net loss attributable to ordinary shareholders for purposes of calculating earnings per share for the year ended December 31, 2025.

Conversion of Preferred Shares

On April 10, 2025, after the Preferred Share Repurchase, all remaining Preferred Shares converted into 269,381,830 Class A ordinary shares. The carrying value of the Preferred Shares at the date of conversion was $2,745,357,933 and was reclassified from mezzanine equity to additional paid-in-capital.

There was no activity subsequent to April 10, 2025.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 17 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The following table provides a breakdown of our various series of convertible redeemable preferred shares that are aggregated on our consolidated statements of financial position as well as presents the activity for the years ended December 31, 2025, 2024 and 2023.

	Series A-1 Preferred Shares		Series A-2 Preferred Shares		Series A-3 Preferred Shares		Series B-1 Preferred Shares		Series B-2 Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Beginning balances as of December 31, 2022	15,181,000	$302,101,880	14,244,000	$288,156,120	2,828,899	$57,426,649	13,111,999	$281,383,499	9,090,900	$208,363,428
Issuance of Preferred Shares	–	–		–	–	–	–	–	–	–
Preferred Share redemption value accretion	–	50,400,940		46,008,120	–	9,052,478	–	37,500,317	–	21,909,069
Balances as of December 31, 2023	15,181,000	352,502,820	14,244,000	334,164,240	2,828,899	66,479,127	13,111,999	318,883,816	9,090,900	230,272,497
Issuance of Preferred Shares	–	–	–	–	–	–	–	–	–	–
Preferred Share redemption value accretion	–	132,985,560	–	122,213,520	–	24,187,086	–	104,371,512	–	65,636,298
Beginning balances as of December 31, 2024	15,181,000	485,488,380	14,244,000	456,377,760	2,828,899	$90,666,213	13,111,999	$423,255,328	9,090,900	$295,908,795
Preferred Shares redemption value accretion	–	5,920,590	–	5,127,840	–	1,018,404	–	3,146,879	–	909,090
Repurchase of preferred shares	–	–	–	–	–	–	–	–	–	–
Conversion of preferred shares to ordinary shares	(15,181,000)	(491,408,970)	(14,244,000)	(461,505,600)	(2,828,899)	(91,684,617)	(13,111,999)	(426,402,207)	(9,090,900)	(296,817,885)
Ending balances as of December 31, 2025	–	$–	–	$–	–	$–	–	$–	–	$–

	Series B-3 Preferred Shares		Series C Preferred Shares		Series D Preferred Shares		Total Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Beginning balances as of December 31, 2022	2,100,000	$50,379,000	13,684,800	$371,816,016	11,144,336	$406,656,821	81,385,934	$1,966,283,413
Issuance of Preferred Shares	–	–	–	–	603,424	20,000,000	603,424	20,000,000
Preferred Share redemption value accretion	–	5,586,000	–	23,811,552	–	145,811,524	–	340,080,000
Balances as of December 31, 2023	2,100,000	55,965,000	13,684,800	395,627,568	11,747,760	572,468,345	81,989,358	2,326,363,413
Issuance of Preferred Shares	–	–	–	–	1,215,817	40,297,282	1,215,817	40,297,282
Preferred Share redemption value accretion	–	12,810,000	–	62,950,080	–	(30,066,018)	–	495,088,038
Beginning balances as of December 31, 2024	2,100,000	$68,775,000	13,684,800	$458,577,648	12,963,577	$582,699,609	83,205,175	2,861,748,733
Preferred Shares redemption value accretion	–	–	–	(5,063,376)	–	10,643,310	–	21,702,737
Repurchase of preferred shares	–	–	–	–	(3,017,119)	(138,093,537)	(3,017,119)	(138,093,537)
Conversion of preferred shares to ordinary shares	(2,100,000)	(68,775,000)	(13,684,800)	(453,514,272)	(9,946,458)	(455,249,382)	(80,188,056)	(2,745,357,933)
Ending balances as of December 31, 2025	–	$–	–	$–	–	$–	–	$–

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 17 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

The major rights of our Preferred Shares are discussed below:

Voting Rights

Each holder of our Preferred Shares was entitled to the number of votes as the number of Class A ordinary shares into which each holder’s preferred shares were convertible. Preferred shareholders and ordinary shareholders vote on all matters as a single class.

Dividend Rights

In the event our board declared a dividend, our Preferred Shares were entitled to receive a non-cumulative dividend of 8% per annum based on their respective original issue price prior to any ordinary share receiving a dividend. If the declared dividend was sufficient to cover the 8% minimum dividend, then the Preferred Shares would have participated in the remaining dividend amount on an as-converted basis with the ordinary shares. No dividends had been declared or paid on our ordinary shares prior to the conversion of our Preferred Shares in connection with the business combination transaction.

Conversion Rights

Our Preferred Shares had an optional conversion feature and an automatic conversion feature. Upon a conversion, the Preferred Shares were convertible into Class A ordinary shares. The conversion ratio for our Preferred Shares was 1 for 3.3593 and subject to change due to standard antidilutive adjustments. Preferred shareholders had the right to convert their preferred share holdings at any time in whole or in part. Our Preferred Shares were to automatically convert in the event of a public offering or an alternative listing, including through merger with an existing listed company or a special-purpose acquisition company. Our Series C preferred shares were to automatically convert in the event holders of more than 50% of such shares elected to convert their shares. Our Series D preferred shares were to automatically convert in the event holders of more than 66% of such shares elected to convert their shares.

Redemption Rights

In the event an automatic conversion or liquidation event had not occurred, our Preferred Shares become redeemable at the option of the holder on the earlier of June 10, 2026, or the date in which the principal business cannot be continued due to certain adverse circumstances (e.g., material integrity problems or fraud of our cofounders, loss of our business qualification, licenses, permits, etc.). The redemption amount payable to the holders would be determined as the higher of a 10% per annum return from the preferred shares original issuance date through the date of redemption or the fair market value on the redemption date. No event had occurred which would allow holders of our Preferred Shares to exercise their redemption option.

The following presents the aggregate and per share redemption value of each preferred share series as of December 31, 2024:

	As of December 31, 2024
Series	Total	Per Share
A-1	$485,488,380	$31.98
A-2	456,377,760	$32.04
A-3	90,666,213	$32.05
B-1	423,255,328	$32.28
B-2	295,908,795	$32.55
B-3	68,775,000	$32.75
C-1	458,577,648	$33.51
D	582,699,609	$44.95
	$2,861,748,733

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 17 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Liquidation Rights

Our Preferred Shares were entitled to a liquidation preference in the event of a liquidation event. A liquidation event includes the following items:

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

No event occurred which would allow holders of our Preferred Shares to exercise their liquidation rights.

The following presents the liquidation preferences of our preferred shares by series as of December 31, 2024:

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

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 17 — CONVERTIBLE REDEEMABLE PREFERRED SHARES (cont.)

Right of Participation

Our holders of Preferred Shares (“Participation Right Holders”) had rights of participation (“Right of Participation”) with respect to the issuance of new equity securities. The Right of Participation does not apply to the following issuances of securities:

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

NOTE 18 — ORDINARY SHARES

We have two authorized classes of ordinary share capital: Class A and Class B ordinary shares (collectively, referred to as Ordinary Shares). The par value of our Ordinary Shares is $0.00001 per share. With the exception for voting and conversion rights, the Class A and Class B ordinary shares are identical. As of December 31, 2025 and 2024, we had authorized Class A ordinary shares of 4,000,000,000 and authorized Class B ordinary shares of 1,000,000,000. As of December 31, 2025, we had 440,715,769 and 439,591,704 Class A ordinary shares issued and outstanding, respectively. As of December 31, 2024, we had 143,531,580 and 139,307,224 Class A ordinary shares issued and outstanding, respectively. We had 83,859,005 Class B ordinary shares issued and outstanding as of December 31, 2025 and had no Class B ordinary shares issued or outstanding as of December 31, 2024.

Issuances in Connection With Recapitalization Transaction

On April 10, 2025, the Company issued 42,685,593 Class A ordinary shares (the “Incentive Shares”) to certain preferred shareholders for no cash proceeds. The aggregate fair value of the Incentive Shares was $513,080,828. The Company determined that the issuance of the Incentive Shares to certain preferred shareholders represents a dividend, which was recorded as an increase in the net loss attributable to the Company in determining the net loss attributable to ordinary shareholders for purposes of calculating earnings per share for the year ended December 31, 2025. Furthermore, since the Company has an accumulated deficit, the dividend was recorded as a reduction to additional paid-in capital, offset by the increase to additional paid-in capital of the fair value of the Incentive Shares issued.

In addition, on April 10, 2025, the Company made the following issuances of and changes in Class A Ordinary Shares:

i.	269,381,830 Class A ordinary shares in connection with the conversion of the Company’s outstanding Preferred Shares.

ii.	82,988,016 Class A ordinary shares held by holdings vehicles controlled by our founder were redesignated as Class B ordinary shares.

iii.	5,852,239 Class A ordinary shares to various SKGR shareholders.

On April 29, 2025, we issued in total 100,000 Class A ordinary shares to several professional service firms as payment for services rendered. The total fair value of the shares issued was $1,442,999.

On May 13, 2025, we issued 1,777,844 Class A ordinary shares in connection with the cashless exercise of the Private Warrants we assumed as part of the business combination transaction. See Note 19 - Warrants for the terms of the Private Warrants.

On various dates in May, June and September, the Company issued in total 804,606 Class A ordinary shares in exchange for aggregate proceeds of $9,252,969 in connection with the exercise of Public Warrants we assumed as part of the business combination transaction. See Note 19 - Warrants for the terms of the Public Warrants.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 18 — ORDINARY SHARES (cont.)

On various dates in May and June, the Company issued in total 20,453,945 Class A ordinary shares in exchange for aggregate proceeds of $204,539,450 in connection with the exercise of Incentive Warrants. See Note 19 - Warrants for the terms of the Incentive Warrants.

Issuance of Ordinary Shares as Acquisition Consideration

On September 26, 2025, the Company issued 1,237,667 Class A ordinary shares and 870,989 Class B ordinary shares in connection with the Webull Pay Merger. The aggregate fair value of the ordinary shares issued was $40,575,255.

Standby Equity Purchase Agreement

On July 1, 2025, we entered into a standby equity purchase agreement (“SEPA”) with an accredited investor (the “Investor”). Pursuant to the SEPA, we have the right, but not the obligation to issue the Investor, and the Investor has the obligation to subscribe for Class A ordinary shares (the “Shares”), for an aggregate subscription amount of up to $1 billion (the “Commitment Amount”) at any time until July 1, 2028. The SEPA will automatically terminate on the earlier of July 1, 2028 or when the Investor has subscribed for an amount equal to the Commitment Amount.

The issuance price for each subscription of the Shares is 97.5% of the volume weighted average trading price of the Shares on the Nasdaq Stock Market for the applicable trading day in which shares were subscribed for and issued.

As of December 31, 2025, we have issued 11,500,000 Class A ordinary shares for proceeds of $172,730,294 in connection with the SEPA.

Share-based Awards Related Issuances

During the year ended December 31, 2025, the Company delivered 4,051,432 Class A ordinary shares to employees in connection with their vested RSUs. There were no Class A ordinary shares delivered to employees during the year ended December 31, 2024.

During the year ended December 31, 2025, the Company issued 21,580,475 Class A ordinary shares to employees in connection with their exercised options. The Company issued 438,173 Class A ordinary shares to employees during the year ended December 31, 2024 in connection with their exercised options.

Deferred Equity Offering Costs – Recapitalization Transaction

The business combination transaction with SKGR was determined to be representative of a recapitalization transaction and outside the scope ASC 805. Prior to the closing of the business combination transaction, we had capitalized deferred equity offering costs of $11,406,759, which represent direct costs associated with the Company’s SEC registration statement, prospectus, issuance of its ordinary shares and Incentive Warrants, and the assumption of SKGR’s Private and Public Warrants in anticipation of receiving net proceeds in excess of the equity offering costs incurred. However, upon the closing of business combination, higher-than-expected SKGR shareholder redemptions occurred which resulted in the Company receiving net proceeds of $430,066, which consisted of $366,702 from SKGR’s trust account and $63,364 in operating cash that remained after settlement of SKGR’s working capital obligations. The net proceeds received were insufficient to absorb the entire balance of deferred equity offering costs. Therefore, the Company offset the additional paid-in capital amount that resulted from recording the net proceeds received from the Company’s issuance of equity to SKGR shareholders with an equal amount of deferred equity offering costs and expensed the remainder of $10,976,693 within other (expense) income, net in the Company’s consolidated statements of operations and comprehensive (loss) income.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 18 — ORDINARY SHARES (cont.)

Our Ordinary Shares have the following rights:

Voting Rights

Our Class A ordinary shares are entitled to one vote, and our Class B ordinary shares are entitled to 20 votes. Class A and Class B vote together as one class on all matters requiring a shareholder vote.

Conversion Rights

Our Class A ordinary shares are not convertible into Class B ordinary shares. Our Class B ordinary shares are convertible, at the option of the holder, at any time into one Class A ordinary share. Furthermore, each Class B ordinary share shall automatically convert into one Class A ordinary share upon (i) a transfer by a Class B ordinary shareholder to any person or entity which is not an affiliate of such shareholder or (ii) a change of beneficial ownership of any Class B ordinary share as a result of which any person or entity which is not an affiliate of the registered holder of such Class B ordinary share becomes a beneficial owner of such Class B ordinary share.

Dividend Rights

Subject to the rights of our Preferred Shares, the holders of our Ordinary Shares will be entitled to receive ratable dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. As of December 31, 2025, we have not declared or paid a dividend.

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

Treasury Shares

As of December 31, 2025 and 2024, Webull Partners Limited (“WPL”), our share-award platform entity for certain employees, holds 1,124,485 and 4,224,356, respectively, of Class A ordinary shares in Webull Corporation. The treasury share outstanding balance is reserved for future RSA issuances and option exercises.

We have treated the reserved share amount as issued but not outstanding and presented them as treasury shares in our consolidated statement of financial position and consolidated statements of changes in shareholders’ equity (deficit). The treasury shares have no cost basis.

In September 2025, the Company net delivered 2,573,632 ordinary shares to employees in connection with their vested RSUs. The Company funded the applicable employment taxes and subsequently liquidated 1,424,804 ordinary shares that were withheld and issued to the Company’s brokerage account. The Company accounted for the withheld shares as treasury shares and recorded the gain from the liquidation of such shares as an increase to additional paid-in-capital.

On September 26, 2025, in connection with the Webull Pay Merger, the Company issued 567,812 ordinary shares to WPL as merger consideration as WPL owned a portion of Webull Pay Inc.’s outstanding shares. Because WPL is a consolidated subsidiary of the Company, these shares are treated as treasury shares in accordance with ASC 810-10-45-5.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 18 — ORDINARY SHARES (cont.)

The following table presents a summary of the Company’s treasury share reserve activity for the year ended December 31, 2025.

Treasury Shares
Balance as of December 31, 2024	4,224,356
Issuance of vested restricted stock awards	(3,687,209)
Shares purchased	1,424,804
Shares sold	(1,424,804)
Shares received from Webull Pay Merger	567,812
Reserve issuance	19,526
Balance as of December 31, 2025	1,124,485

Employee Share Purchase Plan

On December 22, 2025, we adopted an employee share purchase plan (the “ESPP”), with an aggregate Class A ordinary share reserve of 5,000,000, to provide eligible employees with the opportunity to purchase Class A ordinary shares at a 15% discount to market. The market price for which the discount applies is the lower of (i) the market value of Class A ordinary shares on the commencement date for a specific ESPP offering period (as determined by our compensation committee) or (ii) the market value of Class A ordinary shares on the last trading day of the offering period. The ESPP is subject to approval of the shareholders of the Company within twelve months of its adoption. No Class A ordinary shares have been issued under the ESPP.

NOTE 19 -- WARRANTS

On April 10, 2025, in connection with the business combination transaction, we (i) issued 20,000,000 Class A ordinary share warrants to certain preferred shareholders and issued 913,089 Class A ordinary share warrants to non-redeeming SKGR shareholders (the “Incentive Warrants”), (ii) assumed 10,479,990 of SKGR’s public warrants (the “Public Warrants”), and (iii) assumed 6,792,000 of SKGR’s warrants held by its sponsor and affiliates (the “Private Warrants”).

We have determined that the Incentive Warrants issued and the Public and Private Warrants assumed satisfy the equity classification criteria of ASC 815-40 and do not meet the temporary equity classification criteria of ASC 480-10-S99. Therefore, we have classified these warrants as permanent equity within the shareholders’ equity section on our condensed consolidated statements of financial position.

The following is a summary of the significant terms of our outstanding warrants.

Incentive Warrants

The Incentive Warrants may only be exercised for a whole number of Class A ordinary shares. The Incentive Warrants became exercisable on May 9, 2025 and will remain exercisable provided that the Company maintains an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Incentive Warrants and a current prospectus relating to them is available. The Company is required to use its best efforts to maintain the effectiveness of its registration statement and a current prospectus relating thereto, until the expiration or redemption of the Incentive Warrants. The Incentive Warrants have an exercise price of $10.00 per share, subject to antidilutive and other adjustments, and will expire on April 10, 2029 or earlier upon redemption or liquidation.

If the Class A ordinary shares are at the time of any exercise of an Incentive Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company agrees to use its commercially reasonable efforts to register or qualify for sale of the Class A ordinary shares issuable upon exercise of the Incentive Warrants under the blue sky laws of the state of residence of the exercising Incentive Warrant holder to the extent an exemption is not available. The Company’s responsibility remains until the expiration or redemption of the Incentive Warrants.

The Company may redeem, at the option of the Company, not less than all of the outstanding Incentive Warrants at any time while they are exercisable and prior to their expiration at a redemption price of $0.01 per Incentive Warrant; provided that (i) the reference value (defined as the volume-weighted average price of the Class A ordinary shares for any thirty trading day period ending on the third trading day prior to the date on which notice of redemption is given) equals or exceeds $18.00 per Class A ordinary share, and (ii) there is an effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the Incentive Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period, which begins the day after Incentive Warrant holders are provided notice of the Company’s intent to exercise its redemption right and ends on the redemption date.

On May 29, 2025, the Company delivered its notice of redemption to redeem on June 30, 2025 all of its outstanding Incentive Warrants for $0.01 per Incentive Warrant. On June 30, 2025, Incentive Warrants in the aggregate amount of 459,144 were void and no longer exercisable and their holders had no rights with respect to the Incentive Warrants, except to receive a redemption price of $0.01 per Incentive Warrant held. On July 3, 2025, the Company paid the redemption price to holders, which was $4,591 in total.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 19 — WARRANTS (cont.)

Public Warrants and Private Warrants

The Public and Private Warrants (collectively, the “Warrants”) may only be exercised for a whole number of Class A ordinary shares. The Public Warrants became exercisable on May 9, 2024 and will remain exercisable provided that the Company maintains an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company is required to use its best efforts to maintain the effectiveness of its registration statement and a current prospectus relating thereto, until the expiration of the Warrants. The Warrants have an exercise price of $11.50 per share, subject to antidilutive adjustments (e.g., split-ups, reverse split, dividends), and will expire on April 10, 2030 or earlier upon redemption or liquidation.

In the event that the Company fails to maintain an effective registration statement covering the issuance of the Class A ordinary shares issuable upon exercise of the Warrants, the holder shall have the right during the period in which the Company failed to maintain an effective registration statement to exercise such Warrants on a cashless basis.

If the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company, at its option, may require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and (i) in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants or (ii) if the Company does not so elect, the Company agrees to use its commercially reasonable efforts to register or qualify for sale the Class A ordinary shares issuable upon exercise of the Public Warrants under the blue sky laws of the state of residence of the exercising Public Warrant holder to the extent an exemption is not available.

The Private Warrants are identical to the Public Warrants, except that the Private Warrants (i) are not redeemable by the Company, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders (and the Class A ordinary shares issuable upon exercise of these warrants may not be transferred, assigned or sold by the holders) until May 10, 2025, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights. As of September 30, 2025, we had no outstanding Private Warrants as all were exercised.

Once the Public Warrants became exercisable, the Company may redeem the outstanding Public Warrants:

(i)	in whole and not in part

(ii)	at a price of $0.01 per warrant;

(iii)	upon a minimum of 30 days’ prior written notice of redemption, the “30-day redemption period”; and

(iv)	if, and only if, the last reported sale price of Class A ordinary shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the Public Warrant holder.

The Company will not redeem the Public Warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period or the Company has elected to require the exercise of the Public Warrants on a “cashless basis”. If the Company calls the Public Warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise such warrants to do so on a “cashless basis.”

Summary of Warrant Activity

The following table presents the activity of our warrants for the year ended December 31, 2025.

	Incentive Warrants	Public Warrants	Private Warrants
Outstanding at December 31, 2024	–	–	–
Issuances	20,913,089	–	–
Assumption	–	10,479,990	6,792,000
Exercises	(20,453,945)	(804,606)	(6,792,000)
Redemption	(459,144)	–	–
Outstanding at December 31, 2025	–	9,675,384	–

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 19 — WARRANTS (cont.)

During the year ended December 31, 2025, we had 20,453,945 Incentive Warrants exercise for aggregate exercise proceeds of $204,539,450.

During the year ended December 31, 2025, we had 804,606 Public Warrants exercise for aggregate exercise proceeds of $9,252,969.

On May 12, 2025, the holders of our Private Warrants exercised their cashless exercise right. We issued 1,777,844 Class A ordinary shares upon the cashless exercise of 6,792,000 Private Warrants.

NOTE 20 — RESTRICTED NET ASSETS

Our subsidiaries located in mainland China (“Mainland China Subsidiaries”) are required to maintain a statutory common reserve by means of an annual appropriation of at least 10% of their annual after-tax profits as reported under Company Law of the People’s Republic of China until the accumulated statutory common reserve balance has reached 50% of registered capital. The maximum statutory reserve required for our mainland China Subsidiaries was $25,193,717 and $10,193,717 as of December 31, 2025 and 2024, respectively. The increase in the maximum required statutory reserve was attributable to the Mainland China Subsidiaries increased their registered capital with the appropriate government authority. As of December 31, 2025 and 2024, we had an accumulated statutory appropriation balance of $18,598,305 and $13,651,398, respectively.

Additionally, the PRC has laws and regulations that limit the distributions that may be made to us from our mainland China Subsidiaries. The amount restricted is the aggregate of the paid-in-capital and accumulated statutory appropriations of our PRC Subsidiaries. As of December 31, 2025 and 2024, our mainland China Subsidiaries had $68,844,576 and $33,958,923 of restricted net assets unavailable to be distributed to us.

NOTE 21 — SHARE-BASED COMPENSATION

We have established a Global Share Incentive Plan (the “Incentive Plan”) for the purpose of providing share-based compensation as incentives and rewards to employees and consultants.

In connection with the Recapitalization Transaction as discussed in Note 4, following changes were made to our outstanding share-based awards:

(i)	each option granted and outstanding became an option to purchase the Company’s Class A ordinary shares, exercisable for the number of shares and at the per share exercise price as adjusted by the stock split factor of 3.3593 and otherwise subject to the same terms and conditions that applied prior to the stock split.

(ii)	each restricted share unit granted and outstanding was cancelled in exchange for a right to acquire a number of the Company’s Class A ordinary shares as adjusted by the stock split factor of 3.3593 and otherwise subject to the same terms and conditions that applied to the restricted share unit prior to the stock split.

(iii)	each restricted share granted and outstanding was increased by the stock split factor of 3.3593 and subject to the same terms and conditions as were applicable prior to the stock split.

None of these changes resulted in a modification requiring incremental share-based compensation recognition.

As of December 31, 2025, the Incentive Plan has a remaining reserve of 18,749,551 shares for share-based awards. The Incentive Plan may issue share-based awards in the form of equity options (“Share Options”), restricted share units (“RSUs”), and restricted share awards (“RSAs”).

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

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 21 — SHARE-BASED COMPENSATION (cont.)

Share Options

During 2025, 2024 and 2023, we granted 833,889, 3,549,705 and 3,301,855 Share Options, respectively, to employees with a weighted average grant-date fair value of $9.67, $6.56 and $4.14 per option, respectively. We estimated the fair value of the Share Options on the date of grant with the assistance of an independent third-party valuation specialist. The fair value of the Share Options was determined using the Black-Scholes pricing model. The following are the weighted average of significant assumptions used in the model:

	2025	2024	2023
Dividend yield	0%	0%	0%
Risk-free interest rate	1.6%	2.3%	3.8%
Expected volatility(1)	35.5%	59.8%	50.0%
Expected term	2.75 years	2.75 years	2.75 years

(1)	Expected volatility of the underlying ordinary shares of the Company was estimated based on the average historical volatility of comparable companies for the period before grant date with time frames equal to the life of the options.

A summary of the Share Option activity for the year ended December 31, 2025 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in Years)
Outstanding at January 1, 2025	32,490,744	$0.13	5.26	$304,071,390
Granted	833,889	$0.14
Exercised	(21,580,475)	$0.14
Cancelled/forfeited	(580,380)	$0.14
Outstanding at December 31, 2025	11,163,778	$0.14	5.97	$84,588,262

Exercisable at December 31, 2025	8,187,122	$0.14	5.25	$61,876,911

There were 21,580,475 options exercised during the year ended December 31, 2025 with an aggregate intrinsic value of $165,326,538. Cash proceeds received were $2,838,501.

There were 438,173 options exercised during the year ended December 31, 2024 with an aggregate intrinsic value of $4,099,990. Cash proceeds received were $48,991. There were no options exercised in 2023.

As of December 31, 2025, unrecognized compensation expense related to Share Options was $8,399,158 and expected to be recognized over a weighted-average period of 1.36 years.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 21 — SHARE-BASED COMPENSATION (cont.)

The following is a summary of the non-vested Share Option activity for the year ended December 31, 2025:

	Options	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2025	6,808,475	$5.21
Granted	833,889	$9.67
Vested	(4,144,539)	$4.90
Cancelled/forfeited	(521,172)	$6.24
Non-vested at December 31, 2025	2,976,656	$6.72

The total fair value of options vested during the year ended December 31, 2025 was $20,309,108.

Restricted Share Units (“RSUs”)

We granted 693,764, 2,862,298 and 1,685,864 of RSUs during the years ended December 31, 2025, 2024 and 2023, respectively. We used an independent fair value specialist to assist us with estimating the fair value of our ordinary shares on the grant date. The weighted average fair value for RSUs granted during the years ended December 31, 2025, 2024 and 2023 was $9.62, $6.75 and $4.32, respectively.

A summary of the Restricted Share Unit activity for the year ended December 31, 2025, is as follows:

	RSUs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2025	7,694,425	$5.21
Granted	693,764	$9.62
Cancelled/forfeited	(718,917)	$6.76
Shares delivered	(4,051,432)	$4.57
Outstanding at December 31, 2025	3,617,840	$6.45

The intrinsic value of shares delivered for the year ended December 31, 2025 was $37,799,537. There were no shares delivered during the years end December 31, 2024 and 2023.

As of December 31, 2025, the total unrecognized compensation expense related to RSUs was $5,504,820 and expected to be recognized over a weighted average period of 1.3 years.

The following is a summary of the non-vested Restricted Share Unit activity for the year ended December 31, 2025:

	RSUs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2025	4,211,661	$5.97
Granted	693,764	$9.62
Vested	(2,354,303)	$5.98
Cancelled/forfeited	(463,943)	$8.11
Non-vested at December 31, 2025	2,087,179	$6.74

The total fair value of RSUs vested during the year ended December 31, 2025, was $14,082,980.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 21 — SHARE-BASED COMPENSATION (cont.)

Restricted Share Award (“RSAs”)

We granted 2,401,884 and 496,218 RSAs during the years ended December 31, 2025 and 2024, respectively. We did not grant any RSAs during 2023. A summary of the Restricted Share Award activity for the year ended December 31, 2025, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2025	5,678,012	$3.19
Granted	2,401,884	$9.61
Cancelled/forfeited	(10,000)	$9.62
Vested	(8,069,896)	$5.09
Outstanding at December 31, 2025	–	$–

A summary of the non-vested Restricted Share Award activity for the year ended December 31, 2025, is as follows:

	RSAs	Weighted Average Grant-Date Fair Value
Non-vested at January 1, 2025	1,295,450	$2.85
Granted	2,401,884	$9.61
Vested	(3,687,334)	$7.24
Cancelled/forfeited	(10,000)	$9.62
Non-vested at December 31, 2025	–	$–

The total fair value of RSAs vested during the year ended December 31, 2025, was $26,696,298.

Compensation Expense Allocation

We recognized compensation expense from share-based awards in the amount of $43,872,899, $32,587,611 and $29,411,885 for the years ended December 31, 2025, 2024 and 2023, using the graded vesting method of attribution. We account for forfeitures as they occur. The compensation expense was recorded in the consolidated statement of operations and comprehensive (loss) income as follows:

	2025	2024	2023
General and administrative	$35,902,434	$22,269,185	$19,963,974
Technology and development	5,952,939	8,290,375	7,748,683
Marketing and branding	2,017,526	2,028,051	1,699,228
Total	$43,872,899	$32,587,611	$29,411,885

In connection with our delivery of ordinary shares to employees that had vested RSUs or exercised options, we recognized a tax windfall benefit $7,510,778 related to share-based compensation for the year ended December 31, 2025. We did not recognize a tax benefit related to share-based compensation for the years ended December 31, 2024 and 2023.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 22 — NET LOSS PER SHARE

The following presents the calculation of basic and diluted loss per share for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Income (loss) from continuing operations attributable to the Company	$24,770,704	$(25,385,426)	$4,284,819
Preferred shares redemption value accretion	(21,702,737)	(495,088,038)	(340,080,000)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	–
Excess carrying value of preferred shares repurchased	38,093,537	–	–
Loss from continuing operations attributable to ordinary shareholders	(487,519,324)	(520,473,464)	(335,795,181)

Weighted-average shares outstanding - basic and diluted	396,999,679	138,828,900	137,965,591
Basic and diluted earnings per share	$(1.23)	$(3.75)	$(2.43)

The following table summarizes potential ordinary shares outstanding that were excluded from the calculation of diluted net loss per ordinary share because their effect would have been anti-dilutive:

	2025	2024	2023
Options	11,163,778	32,490,743	30,717,331
RSAs	–	1,295,450	2,590,897
RSUs	3,617,840	7,694,426	5,006,247
Convertible redeemable preferred shares:
Series A-1	–	50,997,533	50,997,533
Series A-2	–	47,849,869	47,849,869
Series A-3	–	9,503,120	9,503,120
Series B-1	–	44,047,138	44,047,138
Series B-2	–	30,539,060	30,539,060
Series B-3	–	7,054,530	7,054,530
Series C	–	45,971,348	45,971,348
Series D	–	43,548,544	39,464,250
Total convertible redeemable preferred shares	–	279,511,142	275,426,850
Total potential ordinary shares outstanding	14,781,618	320,991,761	313,741,326

NOTE 23 — REVENUES

The following tables present a breakdown of our revenue categories presented within our consolidated statements of operations and other comprehensive (loss) income.

Equity and Option Order Flow Income:

	2025	2024	2023
Option order flow rebates	$209,963,744	$135,634,071	$141,010,186
Equity order flow rebates	94,162,897	61,435,491	51,222,529
Total	$304,126,641	$197,069,562	$192,232,715

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 23 — REVENUES (cont.)

Interest and Other Related Income:

	2025	2024	2023
Stock lending	$28,530,908	$26,089,934	$56,052,479
Margin financing	39,203,496	29,962,306	23,226,972
Customer bank deposits	71,559,040	61,476,142	61,679,840
Corporate bank deposits	14,963,064	12,923,495	14,833,038
Total	$154,256,508	$130,451,877	$155,792,329

Handling Charge Income:

	2025	2024	2023
Options	$27,578,202	$28,382,630	$28,230,750
Platform and trading fees	59,715,551	20,662,070	2,446,427
Total	$87,293,753	$49,044,700	$30,677,177

Other Revenue:

	2025	2024	2023
Data subscription income	$8,035,979	$7,236,303	$6,756,403
Co-marketing income	–	225,048	487,006
Syndicate fees	2,106,382	968,397	954,798
Lease income	1,202,715	1,135,608	1,102,459
Foreign exchange fees	3,816,583	1,275,033	21,793
Non-trading rebates	5,555,133	-	-
Proxy income	3,422,686	2,622,785	681,311
Other	1,180,426	200,359	896,579
Total	$25,319,904	$13,663,533	$10,900,349

NOTE 24 — OPERATING EXPENSES

The following tables present a breakdown of our expense categories as presented within our consolidated statements of operations and other comprehensive (loss) income.

Brokerage and Transaction:

	2025	2024	2023
Clearing and operation cost	$83,591,253	$52,722,425	$43,833,078
Market and data fees	22,676,024	16,056,015	12,720,971
Handling charge expense	22,481,787	10,528,178	9,864,869
Total	$128,749,064	$79,306,618	$66,418,918

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 24 — OPERATING EXPENSES (cont.)

Technology and Development:

	2025	2024	2023
Employee compensation benefits	$55,558,669	$43,399,693	$35,111,616
Cloud service fees	14,315,992	13,280,129	11,806,489
System costs	9,309,358	7,160,641	5,238,363
Total	$79,184,019	$63,840,463	$52,156,468

Our research and development costs mainly consist of employee salaries and share-based compensation and are classified within our technology and development expense categories. Our research and development costs are expensed when incurred and for the years ended December 31, 2025, 2024 and 2023 were $35,522,819, $32,699,364, and $31,955,946, respectively.

Marketing and Branding:

	2025	2024	2023
Advertising and promotions	$111,073,326	$108,190,912	$92,182,380
Free stock promotions	14,770,750	23,980,001	55,225,961
Employee compensation and benefits	10,103,339	6,550,318	4,849,661
Total	$135,947,415	$138,721,231	$152,258,002

General and Administrative:

	2025	2024	2023
Employee compensation and benefits	$104,600,076	$77,187,479	$61,466,048
Compliance fees	13,065,160	11,212,942	8,740,324
Office related	27,833,724	18,337,113	10,078,418
Professional services	15,942,896	10,586,397	9,966,117
Depreciation and amortization	3,234,484	3,010,301	4,675,664
Other	3,966,349	2,380,396	863,232
	$168,642,689	$122,714,628	$95,789,803

NOTE 25 — OTHER EXPENSE, NET

The following table presents a breakdown of our other expense and income categories that were presented on a net basis within our consolidated statements of operations and comprehensive (loss) income.

	2025	2024	2023
Adjustment to indemnification obligation	$–	$(531,991)	$324,907
Equity offering costs	10,976,693	–	–
Foreign currency exchange loss (gain)	12,191,586	(1,972,531)	2,295,582
Gain from step acquisition of Webull Pay	(15,495,593)	–	–
Interest expense	5,461,931	122,778	–
Other expense	140,522	79,051	180,796
Other expense (income), net	$13,275,139	$(2,302,693)	$2,801,285

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 26 — INCOME TAXES

Income Before Income Taxes

The below table presents the jurisdictional composition of our income from continuing operations before income taxes for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
United States	$46,075,823	$38,850,318	$15,544,735
Non-US	(877,343)	(50,900,893)	4,633,359
(Loss) income from continuing operations, before income taxes	$45,198,480	$(12,050,575)	$20,178,094

Income Tax Provision

For the years ended December 31, 2025, 2024 and 2023, the current and deferred tax expense allocated to continuing operations were as follows:

	2025	2024	2023
Current:
US Federal	$6,155,323	$12,771,794	$5,663,364
US State	1,430,382	5,022,876	2,928,137
Non-US	10,209,056	3,772,288	8,632,303
Total current tax expense	17,794,761	21,566,958	17,223,804

Deferred:
US Federal	(114,007)	(3,750,091)	(863,989)
US State	129,731	(1,074,479)	(281,452)
Non-US	3,021,966	(2,919,033)	62,208
Total deferred tax expense	3,037,690	(7,743,603)	(1,083,233)

Total:
US Federal	6,041,316	9,021,703	4,799,375
US State	1,560,113	3,948,397	2,646,685
Non-US	13,231,022	853,255	8,694,511
Total provision for income taxes	$20,832,451	$13,823,355	$16,140,571

Income Tax Paid

For the years ended December 31, 2025, 2024 and 2023, the US and Non-US income tax paid was as follows:

	2025	2024	2023
US Federal	$6,600,000	$5,820,000	$4,900,000
US State and Local:
Florida	679,000	625,000	*
Georgia	*	618,618	*
Other States	1,289,252	986,652	2,357,000
Total US Income Tax Paid	8,568,252	8,030,270	7,257,000

Non-US:
China	3,463,789	4,897,239	12,217,921
Singapore	*	3,037,861	*
Other Non-US	6,058	–	–
Total Non-US Income Tax Paid	3,469,846	7,935,100	12,217,921
Total Income Tax Paid	$12,038,098	$15,965,370	$19,474,921

*	The amount of income taxes paid during the year does not meet the 5% disaggregation threshold.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 26 — INCOME TAXES (cont.)

Tax Rate Reconciliation

Our effective tax rate was 46.09%, (114.71)% and 79.99% for the years ended December 31, 2025, 2024 and 2023. A reconciliation between the income tax expense computed by applying the Cayman Island’s statutory income tax rate of 0% to income from continuing operations before income taxes and actual income tax expense were as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
	Amount	Percent	Amount	Percent	Amount	Percent
Cayman Islands statutory income tax rate	$–	0.00%	$–	0.00%	$–	0.0%

Foreign reconciling items
Australia
Effect of rates different than statutory	(830,439)	(1.84)%	(868,483)	7.21%	(4,597,208)	(22.78)%
Change in valuation allowance	958,773	2.12%	754,550	(6.26)%	4,556,194	22.58%
Other	(128,334)	(0.28)%	113,934	(0.95)%	41,013	0.2%
Brazil
Effect of rates different than statutory	(1,700,080)	(3.76)%	(1,087,518)	9.02%	(195,695)	(0.97)%
Change in valuation allowance	1,786,766	3.95%	1,087,518	(9.02)%	195,695	0.97%
Other	(86,686)	(0.19)%	–	0.00%	22	0.00%
Canada
Effect of rates different than statutory	(4,510,980)	(9.98)%	(2,067,863)	17.16%	(88,634)	(0.44)%
Change in valuation allowance	4,389,378	9.71%	2,078,632	(17.25)%	190,127	0.94%
Other	2,876	0.01%	(10,770)	0.09%	21,466	0.11%
China
Effect of rates different than statutory	8,305,566	18.38%	5,641,659	(46.82)%	6,674,686	33.08%
Stock Compensation	696,723	1.54%	1,660,545	(13.78)%	1,594,630	7.90%
R&D Benefit	(4,938,161)	(10.93)%	(3,884,711)	32.24%	(3,521,525)	(17.45)%
Change in valuation allowance	384,304	0.85%	246,334	(2.04)%	29,606	0.15%
Other	(32,196)	(0.07)%	169,029	(1.40)%	327,305	1.62%
Hong Kong
Effect of rates different than statutory	(3,746,657)	(8.29)%	(2,604,265)	21.61%	(3,004,452)	(14.89)%
Change in valuation allowance	982,476	2.17%	611,473	(5.07)%	1,332,639	6.60%
Other	12,909	0.03%	127,135	(1.06)%	–	0.00%
Indonesia
Effect of rates different than statutory	(506,592)	(1.12)%	(547,059)	4.54%	(286,635)	(1.42)%
Change in valuation allowance	506,592	1.12%	547,059	(4.54)%	286,635	1.42%
Japan
Effect of rates different than statutory	(1,699,449)	(3.76)%	(2,252,006)	18.69%	(2,794,360)	(13.85)%
Change in valuation allowance	1,409,196	3.12%	2,064,953	(17.14)%	2,713,231	13.45%
Other	296,667	0.66%	193,339	(1.60)%	88,037	0.44%
Malaysia
Effect of rates different than statutory	(1,731,969)	(3.83)%	(748,416)	6.21%	(147,842)	(0.73)%
Change in valuation allowance	1,343,335	2.97%	748,416	(6.21)%	123,608	0.61%
Other	388,634	0.86%	–	0.00%	24,234	0.12%

(continued)

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 26 — INCOME TAXES (cont.)

	December 31, 2025		December 31, 2024		December 31, 2023
	Amount	Percent	Amount	Percent	Amount	Percent
Mexico
Effect of rates different than statutory	(899,771)	(1.99)%	(2,242,286)	18.61%	8,278	0.04%
Change in valuation allowance	(406,639)	(0.90)%	5,280,980	(43.82)%	–	0.00%
Net operating loss adjustment	1,306,410	2.89%	(3,047,167)	25.29%	–	0.00%
Netherlands
Effect of rates different than statutory	(403,733)	(0.89)%	(138,981)	1.15%	(30,980)	(0.15)%
Change in valuation allowance	378,816	0.84%	145,663	(1.21)%	30,980	0.15%
Other	24,917	0.06%	(6,682)	0.06%	–	0.00%
Singapore
Effect of rates different than statutory	8,913,127	19.72%	(3,931,725)	32.63%	3,411,957	16.91%
Change in valuation allowance	(112,184)	(0.25)%	967,651	(8.03)%	(755,125)	(3.74)%
Net operating loss adjustment	(6,054)	(0.01)%	(27,204)	0.23%	730,899	3.62%
Other	132,208	0.29%	13,865	(0.12)%	20,514	0.10%
Thailand
Effect of rates different than statutory	(1,258,993)	(2.79)%	(537,787)	4.46%	(75,854)	(0.38)%
Change in valuation allowance	1,666,654	3.69%	552,978	(4.59)%	81,640	0.40%
Other	(407,661)	(0.90)%	(15,191)	0.13%	(5,785)	(0.03)%
United Kingdom
Effect of rates different than statutory	(46,558)	(0.10)%	(413,213)	3.43%	(879,032)	(4.36)%
Rate change	(14,702)	(0.03)%	(130,488)	1.08%	(277,589)	(1.38)%
Change in valuation allowance	211,062	0.47%	461,868	(3.83)%	979,941	4.86%
Other	(149,802)	(0.33)%	81,833	(0.68)%	176,681	0.88%
United States
Effect of rates different than statutory	10,591,302	23.43%	8,527,088	(70.76)%	4,753,341	23.56%
State and local taxes, net of federal benefit (1)	1,274,317	2.82%	2,909,776	(24.15)%	2,003,421	9.93%
Stock compensation windfall	(7,329,379)	(16.22)%	–	0.00%	–	0.00%
Officer Limitation	2,968,616	6.57%	–	0.00%	–	0.00%
Change in valuation allowance	362,513	0.80%	499,262	(4.14)%	308,464	1.53%
Provision to return differences	(240,384)	(0.53)%	1,077,065	(8.94)%	379,322	1.88%

Other jurisdictions	–	0.00%	–	0.00%	(1)	0.0%

Changes in Unrecognized Tax Benefits	2,725,717	6.01%	1,822,565	(15.14)%	1,716,722	8.51%
Total	$20,832,451	46.09%	$13,823,355	(114.71)%	$16,140,571	79.99%

(1)	In 2025, state and local income taxes in California and Florida comprise the majority of the domestic state and local income taxes, net of federal benefit. In 2024, state and local income taxes in California, Florida, and Pennsylvania comprise the majority of the domestic state and local income taxes, net of federal effect category. In 2023, state and local income taxes in California, Florida, and New York City comprise the majority of the domestic state and local income taxes, net of federal effect category.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 26 — INCOME TAXES (cont.)

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	2025	2024
Deferred tax assets
Net operating loss carryforwards	$49,864,634	$36,533,676
Compensation accruals	6,836,570	9,058,023
Lease liabilities	2,114,670	3,022,320
Other	3,741,161	1,921,076
Total deferred tax assets	62,557,035	50,535,095
Less: valuation allowance	(50,600,895)	(34,628,089)
Deferred tax assets, net of valuation allowance	11,956,140	15,907,006

Deferred tax liabilities
Right of use assets	(1,836,652)	(2,704,189)
Intangibles	(13,455,781)	(5,233,634)
Property and equipment	(682,942)	(886,939)
Total deferred tax liabilities	(15,975,375)	(8,824,762)

Net deferred tax asset	$(4,019,235)	$7,082,244

We have income tax net operating loss carryforwards related to our international operations of $197,271,636. The table below presents the expiration of our net operating losses by jurisdiction as of December 31, 2025:

Jurisdiction	Net Operating Loss Carryforwards	Expiration
Australia	$22,128,692	Indefinite
Brazil	9,154,376	Indefinite
Canada	26,538,344	2041 - 2045
Hong Kong	27,967,444	Indefinite
Japan	34,372,366	2026 - 2035
Mainland China	2,922,433	2027 - 2030
Mexico	15,662,780	2031 - 2035
Singapore	13,836,101	Indefinite
United Kingdom	8,617,299	Indefinite
United States – Federal	3,574,039	Indefinite
Others	32,497,762	*
Total	$197,271,636

*	Of the other foreign net operating loss carryforwards, $28,574,864 expires between 2027 and 2034 and $3,922,898 have an indefinite expiration term.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2025, a valuation allowance of $50,600,895 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The net change in our valuation allowance for the year ended December 31, 2025 was an increase of $15,972,806. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 26 — INCOME TAXES (cont.)

Tax on Unremitted Foreign Earnings

In general, it is our practice and intention to reinvest the earnings of our foreign subsidiaries in those operations. As of December 31, 2025, we have not made a provision for foreign withholding taxes on $404,869,725 of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested. The jurisdictions to which this excess is attributable are United States and Mainland China in the amounts of $171,461,993 and $233,407,732 respectively. The estimated unrecorded amount of deferred tax liability related to investments in these foreign subsidiaries was $63,108,985 as of December 31, 2025. The jurisdictions to which the estimated unrecorded deferred tax liability is attributable are United States and Mainland China in the amounts of $51,438,598 and $11,670,387, respectively.

Unrecognized Tax Benefit

The following is a rollforward of our unrecognized tax benefits:

Total unrecognized tax benefit – January 1, 2024	$19,688,166
Increase for prior year tax positions	(26,739)
Increase for year 2024 tax positions	2,183,671
Settlements with taxing authorities	(157,542)
Total unrecognized tax benefit - December 31, 2024	21,687,556
Adjustment to prior year tax positions	(1,669)
Increase for current year tax positions	2,779,223
Settlements with taxing authorities	–
Total unrecognized tax benefit - December 31, 2025	$24,465,110

Included in the balance of unrecognized tax benefits as of December 31, 2025 are $725,232 of tax benefits that, if recognized, would affect the effective tax rate.

We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Related to the unrecognized tax benefits noted above, we accrued penalties of $48,503 and interest of $45,302 during 2025 and, in total, as of December 31, 2025, recognized a liability for penalties of $161,793 and interest of $114,861. During 2024, we accrued penalties and interest of $21,148 and $36,253, respectively, and had recognized, in total, a liability for penalty and interest of $113,290 and $69,559, respectively.

We are subject to taxation in the various foreign jurisdictions. The table below outlines the open tax years of the material jurisdictions.

Material Jurisdictions	Open Years
Australia	2021-2025
Brazil	2023-2025
Canada	2021-2025
Hong Kong	2018-2025
Indonesia	2023-2025
Japan	2015-2025
Mainland China	2022-2025
Malaysia	2022-2025
Mexico	2023-2025
Netherlands	2022-2025
Singapore	2022-2025
Thailand	2022-2025
United Kingdom	2021-2025
United States	2022-2025

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 27 — COMMITMENTS AND CONTINGENCIES

Commitments

In September of 2021, we entered into a sponsorship agreement with the Brooklyn Nets LLC (commonly known as “Brooklyn Nets”), a professional basketball team in the National Basketball Association (“NBA”). The sponsorship agreement allowed us to be an official sponsor of the Brooklyn Nets and their Women’s National Basketball Association (“WNBA”) affiliate the New York Liberty through their final game of the 2023-2024 NBA season, which was in September 2024. The sponsorship included the placement of a Webull-branded patch on players’ uniforms and various media, marketing, and promotional activities. The total sponsorship fee commitment was $90,000,000. During 2024 and 2023, we made $11,000,000 and $22,000,000, respectively, in sponsorship payments.

On December 5, 2023, our subsidiary Hunan Shuibao Zhiye Co. Ltd. (“Hunan Shuibao”) entered into an agreement with the City of Changsha for the right to use 288,680 square feet of land located in Riverside New Town Area, Yuelu District for the purposes of constructing a research and development center (the “Land Use Agreement”). The Land Use Agreement had required that construction commence by October 4, 2024, but on October 9, 2024 the construction commencement date was extended to October 4, 2025. Construction commenced on October 24, 2025, the date Hunan Shuibao received its required building permit. Construction is required to be completed by the end of 2026. The Land Use Agreement expires on December 4, 2063.

Contingencies

General Matters

We are subject to contingencies arising in the ordinary course of our business, including contingencies related to legal, regulatory, non-income tax and other matters. We record an accrual for loss contingencies at management’s best estimate when we determine that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the reasonable estimate is a range and no amount within that range is considered a better estimate than any other amount, an accrual is recorded based on the bottom amount of the range. If a loss is not probable, or a probable loss cannot be reasonably estimated, no accrual is recorded. Amounts accrued for contingencies in the aggregate were $5,356,905 and $2,206,905 as of December 31, 2025 and 2024, respectively.

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

Indemnification Agreement

We have an indemnification obligation to our clearing broker for any debit balance in customer accounts that are on an introduced basis. Debit balances may result from, but not limited to, fraudulent, unlawful, or otherwise customer behavior and insufficient collateral with respect to customers’ margin/securities lending balances. We have determined that as of December 31, 2025 and 2024 we had no contingent liability.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 28 — FAIR VALUE MEASUREMENT

Our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 are as follows:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Financial instruments owned
Equities(1)	$1,390,290	$–	$–	$1,390,290
U.S Treasury Bills(2)	349,038,044	–	–	349,038,044
FX forward contract(1)	21,538			21,538
Customer-held fractional shares	172,309,953	–	–	172,309,953
Total financial assets	$522,759,825	$–	$–	$522,759,825

Liabilities
Financial instruments sold not yet purchased(3)
Equity options	$1,115	$–	$–	$1,115
Fractional share repurchase obligation(3)	172,309,953	–	–	172,309,953
Total financial liabilities	$172,311,068	$–	$–	$172,311,068

(1)	Fair value of financial instruments owned are classified within prepaid expenses and other current assets on the consolidated statements of financial position.

(2)	Represents U.S. Treasury Bills with an original maturity of less than 90 days and are included within cash and cash equivalents segregated under federal and foreign requirements within our consolidated statements of financial position.

(3)	Fair value of obligation is classified within payables due to customers on the consolidated statements of financial position.

During the year ended December 31, 2025, there were no transfers between levels for financial assets and liabilities.

Our financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 are as follows:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Financial instruments owned
Equities(1)	$529,984	$–	$–	$529,984
U.S Treasury Bills(2)	233,445,264	–	–	233,445,264
FX forward contract(1)	60,879			60,879
Customer-held fractional shares	108,252,531	–	–	108,252,531
Total financial assets	$342,288,658	$–	$–	$342,288,658

Liabilities
Financial instruments sold not yet purchased(3)
Equity options	$2,196	$–	$–	$2,196
Fractional share repurchase obligation(3)	108,252,531	–	–	108,252,531
Total financial liabilities	$108,254,727	$–	$–	$108,254,727

(1)	Fair value of financial instruments owned are classified within prepaid expenses and other current assets on the consolidated statements of financial position.
(2)	Represents U.S. Treasury Bills with an original maturity of less than 90 days and are included within cash and cash equivalents segregated under federal and foreign requirements within our consolidated statements of financial position.
(3)	Fair value of obligation is classified within payables due to customers on the consolidated statements of financial position.

During the year ended December 31, 2024, there were no transfers between levels for financial assets and liabilities.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 29 — RELATED PARTY BALANCES AND TRANSACTIONS

Revenues, Expenses and Receivables

Apex Clearing LLC (“Apex Clearing”) is our clearing broker. Apex Clearing is controlled by Peak 6, a minority common and former preferred shareholder of Webull Corporation. Matthew Hulsizer, a co-founder of Peak 6, served as a board member of Webull Corporation until May 9, 2024; and, therefore, Apex Clearing was considered a related party through May 9, 2024.

Apex Crypto LLC (“Apex Crypto”) was controlled by Peak 6 until April 1, 2023, the date Apex Crypto was acquired by a third-party. Apex Crypto was considered a related party prior to April 1, 2023, because Matthew Hulsizer served as a board member of Webull Corporation.

The following table presents related party revenue and expenses for the years ended December 31, 2025, 2024 and 2023 in connection with Apex Clearing and Apex Crypto entities.

		2025	2024	2023
Revenue earned from related parties
Apex Clearing	(a)	$–	$34,538,949	$151,034,036
Apex Crypto	(b)	–	–	2,159,091
Total related party revenue		$–	$34,538,949	$153,193,127

Expenses incurred from related parties
Apex Clearing	(a)	$–	$14,285,014	$40,110,407
Apex Crypto	(b)	–	–	111,963
Total related party expenses		$–	$14,285,014	$40,222,370

(a)	We receive revenue from Apex Clearing that primarily represents interest and fully paid stock lending income derived from cash balances and positions on accounts we have introduced to Apex Clearing. Expenses primarily represent clearing costs. The revenue and expenses in the above table are through May 9, 2024, the date Apex Clearing was no longer determined to be a related party.

(b)	Represents the revenue and expenses of Webull Pay LLC prior to its spin-off and while Apex Crypto was considered a related party. Webull Pay LLC had a Software and Services Agreement with Apex Crypto whereby we earned revenue determined by a volume-based tiered pricing model based upon the notional value of the trading activity of our platform users that entered into digital-asset trading transactions with Apex Crypto. Expenses from Apex Crypto represent advertising and marketing expenses related to the Software and Services Agreement. We have classified the revenue and expenses within discontinued operations within our consolidated statements of operations and comprehensive (loss) income.

Webull Pay Merger

Water Castle Az Inc., our controlling shareholder and an entity owned and controlled by our CEO, was the principal shareholder of Webull Pay Inc. at the time of the Webull Pay Merger. In connection with the Webull Pay Merger, Water Castle Az Inc. received $23,769,301 in merger consideration, consisting of $10,565,108 in cash and 870,989 Class B ordinary shares with a fair market value of $13,204,193.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 30 — SEGMENT REPORTING

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

The following table presents significant revenues and expenses provided to the CODM for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Revenues
Equity and option order flow rebates	$304,126,641	$197,069,562	$192,232,715
Interest related income	154,256,508	130,451,877	155,792,329
Handling charge income	87,293,753	49,044,700	30,677,177
Other revenues	25,319,904	13,663,533	10,900,349
Total revenues	570,996,806	390,229,672	389,602,570
Segment expenses
Brokerage and transaction(1)	128,749,064	79,306,618	66,418,918
Technology and development(1)	73,231,080	55,550,088	44,407,785
Marketing and branding(1)	133,929,889	136,693,180	150,558,774
General and administrative(1)	132,740,255	100,445,443	75,825,829
Other segment items(2)	43,872,899	32,587,611	29,411,885
Total operating expenses per consolidated statements of operations and comprehensive (loss) income	512,523,187	404,582,940	366,623,191
Operating income (loss)	58,473,619	(14,353,268)	22,979,379
Other expense (income), net	13,275,139	(2,302,693)	2,801,285
Provision for income taxes	20,832,451	13,823,355	16,140,571
Income from discontinued operations, net of tax	-	2,691,778	1,784,465
Net income (loss)	$24,366,029	$(23,182,152)	$5,821,988

(1)	Excludes share-based compensation. See Note 21 for operating expense allocation.

(2)	Other segment items represent share-based compensation.

As we are a single segment entity, the significant segment expenses required to be disclosed under ASC 280 are presented throughout the consolidated financial statements including the consolidated statements of operations and comprehensive (loss) income, consolidated statements of cash flows, Note 23 – Revenues and Note 24 – Expenses.

Our single segment total assets are equivalent to our total consolidated assets as reported on our consolidated statements of financial position.

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 30 — SEGMENT REPORTING (cont.)

Geographic Area Information

The following table presents our revenues, by geographic area, for the years ended December 31, 2025, 2024 and 2023 from external customers, excluding interest received on corporate bank deposits in the amount of $14,963,064, $12,923,495 and $14,833,038 for the years ended December 31, 2025, 2024 and 2023, respectively.

	2025	2024	2023
Revenues:
United States	$516,465,261	$355,022,439	$363,746,474
Singapore	13,155,299	10,923,140	5,590,646
Hong Kong	6,770,376	6,692,262	5,066,724
Canada	8,304,728	1,605,292	–
Others	11,338,078	3,063,044	365,688
Total	$556,033,742	$377,306,177	$374,769,532

The following table presents long-lived assets by category and by geographic area as of December 2025 and 2024.

	2025	2024
Right-of-use assets:
Mainland China	$54,318,815	$56,198,584
United States	5,937,180	6,648,247
Others	4,101,660	3,446,920
Total	$64,357,655	$66,293,751

Property and equipment, net:
United States	$29,210,625	$30,347,719
Others	6,684,230	3,282,051
Total	$35,894,855	$33,629,770

Intangible assets, net:
United States	$36,037,400	$–
Japan	15,068,472	15,111,688
Indonesia	3,052,159	3,094,718
Others	1,276,536	1,209,557
Total	$55,434,567	$19,415,963

Goodwill:
United States	$25,066,700	$–
Mexico	5,197,438	5,197,438
Total	$30,264,138	$5,197,438

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 31 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

We have performed a test on the restricted net assets of our subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3) and determined the aggregate restricted net assets of our subsidiaries exceed 25% of our consolidated net assets as of December 31, 2025 and 2024. The following condensed financial information as of and for the years ended December 31, 2025 and 2024 represents the financial information of Webull Corporation, the ultimate parent of consolidated subsidiaries, and has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

Condensed Statement of Financial Position:

	2025	2024
Assets
Cash and cash equivalents	$7,349,348	$25,975,604
Prepaid expenses and other assets	4,003,992	7,739,569
Advances to subsidiaries	673,575,960	390,811,557
Note receivable from subsidiaries	70,412,293	42,100,000
Investment in subsidiaries	391,955,354	353,629,225
Total assets	$1,147,296,947	$820,255,955

Liabilities
Accrued expenses and other liabilities	$2,862,683	$5,950,394
Advances from subsidiaries	38,692,442	59,500,001
Unsecured promissory notes	65,000,000	–
Total liabilities	106,555,125	65,450,395

Mezzanine equity
Convertible redeemable preferred shares (aggregate liquidation preference of $0 and $644,132,365 as of December 31, 2025 and December 31, 2024, respectively; and aggregate redemption value of $0 and $2,861,748,733 as of December 31, 2025 and December 31, 2024, respectively; Note 17)	–	2,861,748,733
Total mezzanine equity	–	2,861,748,733

Shareholders’ equity (deficit)	1,040,741,822	(2,106,943,173)
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	$1,147,296,947	$820,255,955

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 31 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed Statement of Operations and Other Comprehensive Loss:

	2025	2024	2023
Revenues	$–	$–	$–
Operating expenses	30,211,047	7,001,102	3,194,193
Other (expense) income, net	(9,550,319)	3,770,837	2,663,713
Loss before income taxes	(39,761,366)	(3,230,265)	(530,480)
Provision for income taxes	–	–	–
Net loss	(39,761,366)	(3,230,265)	(530,480)
Preferred shares redemption value accretion	(21,702,737)	(495,088,038)	(340,080,000)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	–
Excess carrying value of preferred shares repurchased	38,093,537	–	–
Net loss attributable to ordinary shareholders	$(552,051,394)	$(498,318,303)	$(340,610,480)

Net loss	$(39,761,366)	$(3,230,265)	$(530,480)
Other comprehensive income, net of tax	–	–	–
Total comprehensive loss	(39,761,366)	(3,230,265)	(530,480)
Preferred shares redemption value accretion	(21,702,737)	(495,088,038)	(340,080,000)
Fair value of ordinary shares issued to preferred shareholders	(513,080,828)	–	–
Fair value of ordinary share warrants issued to preferred shareholders	(15,600,000)	–	–
Excess carrying value of preferred shares repurchased	38,093,537	–	–
Total comprehensive loss attributable to ordinary shareholders	$(552,051,394)	$(498,318,303)	$(340,610,480)

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 31 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed Statement of Cash Flows:

	2025	2024	2023
Cash flows from operating activities:
Net loss	$(39,761,366)	$(3,230,265)	$(530,480)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	22,735,046	3,483,072	437,004
Write-off of deferred equity offering costs	7,603,867	–	–
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,702,200)	(2,519,756)	(3,706,010)
Advances to/from subsidiaries	(303,571,962)	(16,457,584)	(100,275,599)
Accrued expenses and other liabilities	380,771	(1,423,462)	3,411,470
Net cash used in operating activities	(314,315,844)	(20,147,995)	(100,663,615)

Cash flows from investing activities:
Investment in subsidiaries	(29,768,942)
Note receivable due from subsidiary	(28,312,293)	–	(12,100,000)
Net cash used in investing activities	(58,081,235)	–	(12,100,000)

Cash flows from financing activities:
Receipt of preferred stock sale proceeds	–	40,297,282	20,000,000
Spin-off of subsidiary to shareholders	–	–	(7,014,594)
Proceeds from exercise of options	2,838,501	48,991	–
Proceeds from incentive warrants exercised	204,539,450	–	–
Proceeds from public warrants exercised	9,252,969	–	–
Proceeds from sale of ordinary shares	172,730,294	–	–
Principal payments made on insurance premium financing agreement	(2,166,090)	–	–
Principal payments made on unsecured promissory notes	(35,000,000)	–	–
Purchase of treasury shares	(20,005,651)	–	–
Proceeds from sale of treasury shares	21,581,350	–	–
Net cash provided by financing activities	353,770,823	40,346,273	12,985,406

Net (decrease) increase in cash and cash equivalents	(18,626,256)	20,198,278	(99,778,209)
Cash and cash equivalents at beginning of year	25,975,604	5,777,326	105,555,535
Cash and cash equivalents at end of year	$7,349,348	$25,975,604	$5,777,326

Supplemental cash flow information:
Cash paid for interest and taxes	$–	$–	$–

Non cash investing and financing activities:
Equity issuance costs offset against offering proceeds	$430,066	$–	$–
Insurance premium financing agreement	$2,166,090	$–	$–
Note receivable from Webull Pay, Inc.	$–	$–	$2,852,106
Ordinary share warrants issued to preferred shareholders	$15,600,000	$–	$–
Ordinary shares issued as acquisition consideration	$40,575,255	$–	$–
Ordinary shares issued to preferred shareholders	$513,080,828	$–	$–
Ordinary shares issued to settle accounts payable	$1,443,000	$–	$–
Ordinary shares issued for services	$2,025,482	$–	$–
Preferred shares redemption value accretion	$21,702,737	$495,088,038	$340,080,000
Promissory notes issued to repurchase preferred shares	$100,000,000	$–	$–
Reclassification of repurchased preferred shares’ excess carrying value from mezzanine equity to shareholders’ equity	$38,093,537	$–	$–
Reclassification of mezzanine equity to shareholders’ equity from conversion of redeemable preferred shares	$2,745,357,933	$–	$–

Webull Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025, 2024 and 2023

NOTE 32 — SUPPLEMENTAL CASH FLOW INFORMATION

The following presents our supplemental cash flow information for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31,
	2025	2024	2023
Non-cash financing activities:
Conversion of loan payable to noncontrolling interest	$–	$1,196,037	$–
Equity issuance costs offset against offering proceeds	$430,066	$–	$–
Insurance premium financing agreement	$2,166,090	$–	$–
Note receivable issuance	$–	$–	$2,852,106
Ordinary shares issued as acquisition consideration	$31,967,225	$–	$–
Ordinary share warrants issued to preferred shareholders	$15,600,000	$–	$–
Ordinary shares issued to preferred shareholders	$513,080,828	$–	$–
Ordinary shares issued to settle accounts payable	$1,443,000	$–	$–
Ordinary shares issued for services	$2,025,482	$–	$–
Preferred shares redemption value accretion	$21,702,737	$495,088,038	$340,080,000
Promissory notes issued to repurchase preferred shares	$100,000,000	$–	$–
Reclassification of repurchased preferred shares’ excess carrying value from mezzanine equity to shareholders’ equity	$38,093,537	$–	$–
Reclassification of mezzanine equity to shareholders’ equity from conversion of redeemable preferred shares	$2,745,357,933	$–	$–

Supplemental disclosure:
Income taxes paid	$12,038,098	$15,965,370	$19,474,921
Interest paid	$3,470,239	$26,042	$–

NOTE 33 — SUBSEQUENT EVENTS

We have evaluated subsequent events for recognition and disclosure through April 8, 2026, the date our consolidated financial statements were issued.

Share-Awards

In 2026, we granted 1,010,000 RSAs to certain employees with an aggregate grant date fair value of $5,656,000. The following summarizes the vesting of the RSAs granted:

(i)	210,000 immediately vested,

(ii)	800,000 vest in three installments with the first installment vested immediately at the grant date and the second and third installments vesting on second and third anniversary of the vesting commencement date.

In 2026, we granted 3,457,315 RSUs to certain employees with an aggregate grant date fair value of $19,486,640. The following summarizes the vesting of the RSUs granted:

(i)	57,915 immediately vested;

(ii)	89,600 vest in three installments: 50% on the second anniversary of the vesting commencement date and 25% on each of the third and fourth anniversary of the vesting commencement date; and

(iii)	3,309,800 vest in three installments, with the first installment vested immediately at the grant date and the second and third installments vesting on second and third anniversary of the vesting commencement date.

In 2026, we granted 371,600 options to certain employees with an aggregate grant date fair value of $2,030,095 that vest 50% on the second anniversary of the vesting commencement date and 25% on each of the third and fourth anniversary of the vesting commencement date.

On February 24, 2026, we granted the following RSUs to our Chief Executive Officer.

●	5,433,243 RSUs with an aggregate fair value of $30,426,161. Each RSU represents the right to one Class B ordinary share. This share-award contains a service vesting condition and vests in thirty-six equal installments with the first installment immediately vested at date of grant and each subsequent installment vests each month-end thereafter.

●	10,866,488 RSUs with an aggregate fair value of $45,666,416. Each RSU represents the right to one Class B ordinary share. This share-award contains a market-based vesting condition, and any unvested RSUs will be forfeited on February 24, 2031. One-fourth of the share award will vest on the first day following the grant date in which the volume-weighted average price of our Class A ordinary shares for the last sixty trading days (“Benchmark Value”) is at least $15; and, thereafter, the remaining share awards will vest in equal installments when the Benchmark Value reaches at least $20, $25, and $30, respectively.

Revolving Credit Agreement

On February 20, 2026, our Syndicated Loan was renewed and the aggregate principal that may be borrowed was increased to $200,000,000. The minimum tangible net worth and minimum excess net capital financial covenants were increased to $160,000,000 and $120,000,000, respectively. The Syndicated Loan matures on February 19, 2027.

Termination of Standby Equity Purchase Agreement

Effective April 6, 2026, we terminated the SEPA. At the time of the termination, there were no outstanding advance notices, no shares to be issued, and no amount owed by either party under the SEPA.